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Filed Pursuant To Rule 424(b)(4)
Registration No. 333-124949

PROSPECTUS

41,250,000 Shares

CF Industries Holdings, Inc.

COMMON STOCK

CF Industries Holdings, Inc. is offering 41,250,000 shares of its common stock. We intend to use all of our net proceeds from this offering to make payments to the existing owners of CF Industries, Inc. in connection with a reorganization transaction in which CF Industries, Inc. will become our wholly-owned subsidiary. We will not retain any of the proceeds from this offering. This is our initial public offering and no public market currently exists for our shares.

The common stock has been approved for listing, subject to official notice of issuance, on the New York Stock Exchange under the symbol "CF."

Investing in our common stock involves risks. See "Risk Factors" beginning on page 11.

PRICE $16 A SHARE

	Price to Public	Underwriting Discounts and Commissions	Proceeds to Us
Per Share	$16.00	$0.92	$15.08
Total	$660,000,000	$37,950,000	$622,050,000

We have granted the underwriters the right to purchase up to an additional 6,187,500 shares to cover over-allotments. We intend to use all of the net proceeds from any shares sold pursuant to the underwriters' over-allotment option to make additional payments to the existing owners of CF Industries, Inc. in connection with the reorganization transaction referred to above. We will not retain any of the proceeds from the sale of shares sold pursuant to the underwriters' over-allotment option.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Morgan Stanley & Co. Incorporated expects to deliver the shares to purchasers on August 16, 2005.

MORGAN STANLEY	JPMORGAN

BANC OF AMERICA SECURITIES LLC

                               CREDIT SUISSE FIRST BOSTON

HARRIS NESBITT

ABN AMRO ROTHSCHILD LLC	CIBC WORLD MARKETS

August 10, 2005

Medicine Hat
ND
MN
SD
WI
MI
NE
IA
OH
KS
MO
IL
IN
Donaldsonville
Plant City
Hardee

CF Industries Holdings, Inc. is one of North America's largest manufacturers and distributors of nitrogen and phosphate fertilizer products. Our extensive distribution system (circles and diamonds on map) is strategically positioned to serve key midwestern grain-producing states, where darker map colors indicate increased fertilizer usage intensity. This distribution system is efficiently supplied from our world-scale manufacturing operations (stars on map) by water (shown in blue), pipeline (brown), and rail.

        You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is current as of the date of this prospectus.

        Until September 4, 2005, all dealers that buy, sell or trade shares of our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PROSPECTUS SUMMARY

        This summary highlights information contained elsewhere in this prospectus. It is not complete and may not contain all the information that may be important to you. You should carefully read the entire prospectus, including the "Risk Factors" and the financial statements and notes to those statements contained elsewhere in this prospectus, before making an investment decision.

        CF Industries Holdings, Inc. is a new company formed to hold the existing businesses of CF Industries, Inc. Concurrent with the consummation of this offering, CF Industries, Inc. will become a wholly-owned subsidiary of CF Industries Holdings, Inc. in a merger transaction we refer to as the "Reorganization Transaction."

        In this prospectus, all references to "CF Holdings," "the company," "we," "us" and "our" refer to CF Industries Holdings, Inc. and its subsidiaries, including CF Industries, Inc., after giving effect to the Reorganization Transaction, except where the context makes clear that the reference is only to CF Holdings itself and not its subsidiaries. In this prospectus, all references to "CF Industries" refer to CF Industries, Inc. and its subsidiaries prior to giving effect to the Reorganization Transaction, except where the context makes clear that the reference is only to CF Industries itself and not its subsidiaries.

        In this prospectus, all references to "our owners" or the "owners of CF Industries" refer to the eight stockholders of CF Industries prior to the consummation of this offering, and all references to our "core market" refer to the states of Illinois, Indiana, Iowa, Minnesota, Missouri, Nebraska, North Dakota, Ohio, South Dakota and Wisconsin.

CF Industries Holdings, Inc.

        We are one of the largest manufacturers and distributors of nitrogen and phosphate fertilizer products in North America. Our operations are organized into two business segments: the nitrogen fertilizer business and the phosphate fertilizer business. Our principal products in the nitrogen fertilizer business are ammonia, urea and urea ammonium nitrate solution, or UAN. Our principal products in the phosphate fertilizer business are diammonium phosphate, or DAP, and monoammonium phosphate, or MAP. For the twelve months ended June 30, 2004, we supplied approximately 22% of the nitrogen and approximately 14% of the phosphate used in agricultural fertilizer applications in the United States. Our core market and distribution facilities are concentrated in the midwestern U.S. grain-producing states.

        Our principal assets include:

  •
  the largest nitrogen fertilizer complex in North America (Donaldsonville, Louisiana);

  •
  a 66% economic interest in the largest nitrogen fertilizer complex in Canada (which we operate in Medicine Hat, Alberta through Canadian Fertilizers Limited, or CFL);

  •
  one of the largest integrated ammonium phosphate fertilizer complexes in the United States (Plant City, Florida);

  •
  the most-recently constructed phosphate rock mine and associated beneficiation plant in the United States (Hardee County, Florida); and

  •
  an extensive system of terminals, warehouses and associated transportation equipment located primarily in the midwestern United States.

        For the year ended December 31, 2004, we sold 6.6 million tons of nitrogen fertilizers and 1.9 million tons of phosphate fertilizers, generating net sales of $1.7 billion, net earnings plus interest—net, income tax provision (benefit) and depreciation, depletion and amortization, or EBITDA, of $233.5 million and net earnings of $67.7 million. For the twelve months ended June 30, 2005, we sold 6.9 million tons of nitrogen fertilizers and 2.0 million tons of phosphate fertilizers, generating net sales of $1.9 billion, EBITDA of $277.3 million and net earnings of $97.6 million.

Company History

        We were founded in 1946 as a fertilizer brokerage operation by a group of regional agricultural cooperatives seeking to pool their purchasing power. During the 1960s, we expanded our distribution capabilities and diversified into fertilizer manufacturing through the acquisition of several existing plants and facilities. During the 1970s and again during the 1990s, we expanded our production and distribution capabilities significantly, spending approximately $1 billion in each of these decades.

        Through the end of 2002, we operated as a traditional supply cooperative. Our focus was on providing our owners with an assured supply of fertilizer. Typically, over 80% of our annual sales volume was to our owners. Though important, financial performance was subordinate to our mandated supply objective.

        In 2002, we reassessed our corporate mission and adopted a new business model that established financial performance, rather than assured supply to our owners, as our principal objective. A critical aspect of our new business model is a more economically driven approach to the marketplace. We now pursue markets and customers and make pricing decisions with a primary focus on enhancing our financial performance. One result of this new approach has been a shift in our customer mix. In 2004, approximately 41% of our sales volume was to unaffiliated customers, more than double the percentage of our sales volume to this group in 2002.

        Concurrent with our new approach to the marketplace, we have been implementing other measures to improve the performance of our business. For example, we are focused on improving asset utilization, lowering our cost profile, and reducing our exposure to volatility in raw material and fertilizer prices. These measures, combined with our new approach to the marketplace and a leadership change in mid-2003, positioned us to capitalize on the improving industry conditions that began in the latter half of 2003. Conversion to a public entity through this offering will complete our transition and significantly enhance our competitive position for the future.

Industry Overview and Trends

        Fertilizers serve an important role in global agriculture by providing vital nutrients that help increase both the yield and the quality of crops. The three main nutrients required for plant growth are nitrogen, phosphate and potash. According to the International Fertilizer Association, or IFA, global agricultural consumption for the three principal crop nutrients in 2004 was approximately 162 million tons—95 million tons of nitrogen (59%), 39 million tons of phosphate (24%) and 28 million tons of potash (17%).

        The global fertilizer industry is highly cyclical and capital intensive. The performance of the fertilizer industry is driven by several key factors, including population growth, changes in dietary habits, planted acreage and application rates, available capacity and operating rates, raw material costs, government policies and global trade.

        Natural gas is the principal raw material used to produce nitrogen fertilizers and can constitute a substantial majority of the cash cost to produce such fertilizer products in North America. High natural gas prices during the past few years have led to a sharp increase in the cost of producing nitrogen fertilizers and a significant decline in capacity in North America. This decline in capacity, together with a general tightening in the global supply/demand balance, has contributed to higher operating rates and improved fertilizer pricing for North American producers since the middle of 2003.

        Phosphate-based fertilizers are produced from phosphate rock, sulfuric acid and ammonia. The principal phosphate fertilizer-producing regions are those with plentiful supplies of phosphate rock. The United States has substantial phosphate rock reserves and is the world's largest phosphate fertilizer producer. In 2004, the United States accounted for approximately 27% of global phosphate fertilizer capacity and exported approximately 45% of its output.

        According to Fertecon, a fertilizer industry consultant, global agricultural demand for nitrogen and phosphate fertilizers is expected to grow from 2004 to 2009 at annual rates of 2.2% and 2.7%, respectively.

Competitive Strengths

  •
  Leading Market Positions.  We hold a substantial share of the U.S. agricultural fertilizer market. For the twelve months ended June 30, 2004, we supplied approximately 22% of the nitrogen and approximately 14% of the phosphate used by commercial farmers in the United States. In regions surrounding our facilities, our market shares are even stronger. In our core market of ten midwestern U.S. grain-producing states, we supplied approximately 29% of the nitrogen and approximately 20% of the phosphate used by commercial farmers during this twelve-month period.

  •
  Long-Standing Customer Relationships.  Since our formation in 1946, most of our sales have been to the agricultural cooperatives that owned us. As our owners' long-term principal supplier, we have developed a distribution system, business systems and working relationships that are mutually beneficial. In 2004, our owners accounted for approximately 53% of our sales volume. Following this offering, we anticipate that our owners and their affiliates collectively will continue to be significant customers. We have entered into market-based, multi-year supply contracts with them relating to future purchases of fertilizer.

  •
  World-Scale Manufacturing Facilities.  Our two nitrogen fertilizer manufacturing complexes benefit from significant economies of scale. Our Donaldsonville, Louisiana complex is the largest and, we believe, most versatile nitrogen fertilizer complex in North America. We also operate and have a 66% economic interest in the largest nitrogen fertilizer complex in Canada (located in Medicine Hat, Alberta), which gives us access to the economically attractive markets of western Canada and the northern tier states of the United States. This facility benefits from lower natural gas prices in western Canada relative to the United States. For example, during 2004, the average daily price of natural gas at AECO (Alberta) was $5.04 per mmBTU, while the average daily price of natural gas at Henry Hub (Louisiana) was $5.85 per mmBTU. Our Florida phosphate fertilizer operations include one of the largest integrated ammonium phosphate fertilizer complexes in the United States. We also own the most-recently constructed phosphate rock mine and associated beneficiation plant in the United States. As of January 1, 2005, this mine had approximately 17 years of fully-permitted recoverable phosphate reserves remaining at current operating rates, subject to extension of our local development authorization.

  •
  Extensive, Flexible Distribution System.  We operate one of the most extensive systems of nitrogen and phosphate fertilizer terminals and warehouses in the United States. This distribution system consists of 48 facilities, including 20 ammonia terminals, 21 UAN terminals and seven dry product warehouses. These facilities are located principally in the major grain-producing, fertilizer-consuming region of the midwestern United States. Many of these facilities are accessible by multiple modes of transportation, greatly enhancing sourcing flexibility. Our terminals and related facilities utilize high-volume, state-of-the-art handling equipment to maintain short loading times and low product loss rates.

  •
  Innovative Management of Margin Risk.  In mid-2003, we instituted a program that allows us to manage some of the risks created by the volatility of fertilizer prices and natural gas costs. Through our forward pricing program, we offer our customers the opportunity to purchase product on a forward basis at prices and dates we propose. As our customers place forward nitrogen fertilizer orders with us, we lock in a substantial portion of the margin on the sale by effectively fixing the cost of natural gas, the largest and most volatile component of our supply cost. This program also increases our liquidity as customers pay a substantial portion of the sales price in advance of shipment. Our customers' favorable response to this program resulted in approximately 54% of our nitrogen fertilizer sales volume being sold under this program during 2004.

  •
  Strong Financial Position.  As of June 30, 2005, we had cash, cash equivalents and short-term investments of $510.3 million, of which $130.0 million was attributable to customer advances related to cash deposits received under our forward pricing program, and total debt of $250.3 million. We believe our current balance sheet provides us with an advantage relative to key competitors who are more highly leveraged. Our objective of maintaining a strong balance sheet is designed to maintain access to liquidity on favorable terms and the flexibility to pursue attractive strategic opportunities, particularly during industry downturns.

  •
  Strong Management Team and Stable, Experienced Workforce.  Our senior management team, consisting of a core group of 15 senior executives, averages approximately 21 years of service with us. In addition, our workforce of over 1,400 full-time employees averages approximately 15 years of service with us. From 1995 to 2004, our voluntary employee turnover (excluding retirements) averaged 3.7% per year. Virtually all of our workforce is non-unionized.

Our Business Strategy

  •
  Maintain our position as the supplier of choice for our key customers.  As our owners' long-term principal supplier, we have developed a distribution system with physical locations and a transportation network specifically designed to provide them with product in a highly reliable and efficient manner. We intend to maintain strong customer relationships with our owners and their affiliates after completion of this offering, in part through market-based, multi-year supply contracts.

  •
  Increase market share near our plants and distribution facilities.  Until 2003, our focus was on supplying fertilizer to our owners without significant consideration as to geography. Since 2003, we have focused on increasing sales to customers located near our plants and distribution facilities, regions where we believe we have a natural competitive advantage. This new focus has resulted in a larger portion of our sales going to unaffiliated customers. During 2004, sales to unaffiliated customers, such as ConAgra, our largest unaffiliated customer, comprised over 41% of our total sales volume, more than double the level of 2002 (unaffiliated customers do not include Western Co-operative Fertilizers Limited, or Westco, our joint venture partner in CFL). We believe there are additional opportunities for penetration of the markets surrounding our facilities, particularly with respect to unaffiliated customers. We believe that this strategy, coupled with continued strong relationships with our owners, will allow us to enhance the overall economics of our business.

  •
  Reduce our dependence on North American natural gas.  We are currently pursuing opportunities that we believe have the potential to reduce our average feedstock cost and dependence on the North American natural gas market. For example, we, Terra Industries and ANSA McAL are studying the construction of a world-scale ammonia and UAN manufacturing facility in the Republic of Trinidad and Tobago. We are also in the early stages of investigating the economic feasibility of converting a portion of our natural gas-based production to an alternative feedstock.

  •
  Expand our margin risk management activities.  Our forward pricing program has been highly effective in reducing the sensitivity of our margins to near-term changes in fertilizer prices and natural gas costs. We plan to capitalize on our experience and the program's success to expand our margin risk management efforts. In particular, we intend to increase our customers' participation in this program with respect to both volume and duration. A key part of this effort will be to assist our customers in using our current and future programs as effective marketing tools with their customers.

The Reorganization Transaction

        Concurrent with the closing of this offering, our owners will consummate the Reorganization Transaction in which CF Industries will become our wholly-owned subsidiary.

        Pursuant to the Reorganization Transaction, the owners of CF Industries will receive shares of our common stock and cash in exchange for their outstanding equity interests in CF Industries. The owners of CF Industries will receive initially, in the aggregate, 7,562,500 shares of our common stock and $622.1 million, which represents all of the proceeds to us from this offering, after deducting underwriting discounts and commissions.

        The cash payment and the number of shares issued to the owners of CF Industries will then be adjusted depending on whether the underwriters exercise their over-allotment option to purchase up to 6,187,500 shares of common stock from us. If the over-allotment option is not exercised by the underwriters, upon completion of this offering, the owners of CF Industries will own 13,750,000 shares of our common stock, representing 25% of our outstanding common stock. If the over-allotment option is exercised in full by the underwriters, upon completion of this offering, the owners of CF Industries will own 7,562,500 shares of our common stock, representing approximately 14% of our outstanding common stock.

        All of the proceeds of this offering, including any proceeds from the sale of shares pursuant to the underwriters' over-allotment option, will be paid, after deducting underwriting discounts and commissions, to the owners of CF Industries in connection with the Reorganization Transaction, and we will not retain any of the proceeds from this offering. See "Use of Proceeds."

        Net operating loss carryforwards.    As of June 30, 2005, we had total net operating loss carryforwards of $279.2 million. A gross deferred tax asset of $111.5 million related to these net operating loss carryforwards is included in deferred income taxes on our June 30, 2005 balance sheet. Because our net operating loss carryforwards were generated from business conducted with our owners when we were a cooperative for tax purposes, there is substantial uncertainty under existing tax law whether any tax benefits from the related deferred tax asset will be realizable after the completion of this offering. As a result of this uncertainty, we will establish a valuation allowance equal to 100% of any of the deferred tax asset remaining after the consummation of this offering relating to the net operating loss carryforwards. We will record a non-cash charge to "Income Tax Expense" in the amount of the valuation allowance in the quarter in which the offering is completed.

        We intend to enter into a net operating loss agreement, or NOL Agreement, with the owners of CF Industries in connection with the Reorganization Transaction relating to the treatment of the net operating loss carryforwards. Under the NOL Agreement, in the event that it is finally determined that our net operating loss carryforwards can be used after we are no longer a cooperative, we will pay the owners of CF Industries an amount equal to the federal and state income taxes actually saved after the completion of this offering as a result of the utilization of net operating loss carryforwards related to our former cooperative status. These payments, if any, will be made only after it has been finally determined that utilization of the net operating losses has provided us with actual tax savings. The NOL Agreement will not require that we operate in a way that maximizes the use of our cooperative-related net operating loss carryforwards. Costs incurred after completion of this offering in pursuing a determination regarding the usability of these net operating loss carryforwards will be borne by the owners of CF Industries.

        See "The Reorganization Transaction."

Our Corporate Information

        Our principal executive offices are located outside of Chicago, Illinois at One Salem Lake Drive, Long Grove, Illinois 60047. Our main telephone number is (847) 438-9500.

The Offering

Common stock offered	41,250,000 shares
Common stock to be issued to the owners of CF Industries in the Reorganization Transaction
13,750,000 shares (including 6,187,500 shares that will be issued to the owners of CF Industries in the Reorganization Transaction, assuming the underwriters do not exercise their over-allotment option)
Common stock to be outstanding after this offering
55,000,000 shares (including 6,187,500 shares that will either be sold in this offering to the extent the underwriters exercise their over-allotment option or issued to the owners of CF Industries in the Reorganization Transaction to the extent the underwriters do not exercise their over-allotment option)
Over-allotment option	6,187,500 shares
Use of proceeds
The proceeds from this offering, after deducting underwriting discounts and commissions, will be approximately $622.1 million. We intend to pay all of these proceeds to the owners of CF Industries in the Reorganization Transaction, and we will not retain any of the proceeds from this offering. See "Use of Proceeds."
Proposed New York Stock Exchange symbol	"CF"
Dividend policy
We intend to pay quarterly cash dividends on our common stock at an annual rate initially equal to approximately 0.5% of the price per share in this offering, commencing in the fourth quarter of 2005. The declaration and payment of future dividends will be at the discretion of our board of directors and will depend upon many factors that are described under "Dividend Policy" and elsewhere in this prospectus.

        Unless otherwise indicated, all information in this prospectus:

  •
  gives effect to the issuance of 13,750,000 shares to the owners of CF Industries in the Reorganization Transaction;

  •
  assumes the underwriters do not exercise their over-allotment option;

  •
  excludes 2,750,900 shares of common stock issuable upon the exercise of options that we intend to grant to certain of our key employees on the date of this prospectus under our 2005 Equity and Incentive Plan, with a per-share exercise price equal to the public offering price;

  •
  excludes 16,252 shares of restricted stock that we intend to grant to our non-employee directors on the date of this prospectus under our 2005 Equity and Incentive Plan; and

  •
  excludes 5,482,848 shares reserved and available for future grant or issuance under our 2005 Equity and Incentive Plan.

Risk Factors

        Investing in our common stock involves substantial risks. See "Risk Factors" beginning on page 11. You should carefully consider the information in the "Risk Factors" section and all other information included in this prospectus before investing in our common stock.

Summary Historical Financial and Operating Data

        The following table presents summary historical financial and operating data about us. CF Holdings was formed in April 2005 to serve as a holding company for our businesses. CF Holdings has not commenced operations and has no assets or liabilities. In order to facilitate this offering, we will consummate the Reorganization Transaction in which CF Holdings will become the successor to CF Industries for accounting purposes. See "The Reorganization Transaction."

        The following summary historical financial data for CF Industries as of December 31, 2003 and 2004 and for the years ended December 31, 2002, 2003 and 2004 have been derived from CF Industries' audited consolidated financial statements and related notes included elsewhere in this prospectus. The following summary historical balance sheet data for CF Industries as of December 31, 2002 have been derived from CF Industries' unaudited consolidated financial statements, which are not included in this prospectus.

        The following summary historical financial data for CF Industries as of June 30, 2005 and for the six months ended June 30, 2004 and 2005 have been derived from CF Industries' unaudited consolidated financial statements and related notes included elsewhere in this prospectus. The following summary historical balance sheet data for CF Industries as of June 30, 2004 have been derived from CF Industries' unaudited consolidated financial statements, which are not included in this prospectus. In the opinion of management, such unaudited historical financial data reflect all adjustments, consisting only of normal and recurring adjustments, necessary for a fair presentation of the results for those periods. The results of operations for the interim periods are not necessarily indicative of the results to be expected for the full year or any future period.

        The summary historical financial and operating data should be read in conjunction with the information contained in "Selected Historical Financial and Operating Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and CF Industries' consolidated financial statements and related notes included elsewhere in this prospectus.

	Year ended December 31,			Six months ended June 30,
	2002	2003	2004	2004	2005
	(in thousands, except share and per share data)
Statement of Operations Data:
Net sales	$1,014,071	$1,369,915	$1,650,652	$845,365	$1,085,985
Cost of sales	986,295	1,335,508	1,434,545	744,473	935,075

Gross margin	27,776	34,407	216,107	100,892	150,910
Selling, general and administrative	37,317	38,455	41,830	20,302	25,270
Other operating—net	9,294	1,557	25,043	5,035	2,891

Operating earnings (loss)	(18,835)	(5,605)	149,234	75,555	122,749
Interest expense	23,565	23,870	22,696	11,820	10,531
Interest income	(2,209)	(2,260)	(5,901)	(1,990)	(7,683)
Minority interest	6,409	6,031	23,145	9,707	12,365
Impairment of investments in unconsolidated subsidiaries(1)	—	—	1,050	—	—
Other non-operating—net	(174)	(676)	(778)	(537)	(336)

Earnings (loss) before income taxes	(46,426)	(32,570)	109,022	56,555	107,872
Income tax provision (benefit)	(16,600)	(12,600)	41,400	21,477	42,757
Equity in earnings (loss) of unconsolidated subsidiaries	1,706	1,587	110	237	35

Net earnings (loss)	$(28,120)	$(18,383)	$67,732	$35,315	$65,150

Pro Forma Share and Per Share Data (unaudited):(2)
Pro forma basic and diluted net earnings (loss) per share	$(0.51)	$(0.33)	$1.23	$0.64	$1.18
Pro forma weighted average shares outstanding—basic and diluted	55,000,000	55,000,000	55,000,000	55,000,000	55,000,000

(footnotes on following page)

	Year ended December 31,			Six months ended June 30,
	2002	2003	2004	2004	2005
	(in thousands)
Other Financial Data:
EBITDA(3)	$84,960	$95,243	$233,543	$119,673	$163,466
Depreciation, depletion and amortization	108,471	105,014	108,642	53,562	53,207
Capital expenditures	26,303	28,684	33,709	12,923	33,244
	Year ended December 31,			Six months ended June 30,
	2002	2003	2004	2004	2005
Selected Operating Data:
Average selling prices (per ton)
Ammonia	$159	$236	$278	$275	$310
Urea	120	172	205	195	242
UAN	93	119	137	133	161
DAP	146	163	197	190	210
MAP	157	172	204	201	217
Sales volume (in thousand tons)
Ammonia	1,435	1,475	1,438	841	887
Urea	2,663	2,572	2,513	1,244	1,428
UAN	1,926	2,228	2,593	1,339	1,431
DAP	1,560	1,627	1,549	810	890
MAP	289	252	351	174	213
Cost of natural gas (per mmBTU)
Donaldsonville facility	$3.29	$5.20	$5.60	$5.24	$6.89
Medicine Hat facility	2.64	4.74	5.10	5.03	5.84
Average daily market price of natural gas (per mmBTU)
Henry Hub (Louisiana)	$3.35	$5.44	$5.85	$5.85	$6.67
AECO (Alberta)	2.60	4.72	5.04	5.01	5.76
	As of December 31,			As of June 30,
	Actual			Actual		As Adjusted(4)
	2002	2003	2004	2004	2005	2005
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$56,536	$77,146	$50,003	$40,565	$79,436	$72,836
Short-term investments(5)	38,417	91,725	369,290	161,974	430,894	155,402
Total assets	1,303,532	1,404,879	1,546,971	1,289,632	1,500,811	1,148,824
Net debt(6)	271,224	290,654	51,029	114,449	(130,041)	(94,241)
Total debt	326,205	293,503	258,821	284,879	250,305	4,013
Customer advances	39,972	166,022	211,501	32,109	129,984	129,984
Stockholders' equity	740,929	733,511	787,289	763,586	853,037	720,137	(7)

(1)
The impairment of investments in unconsolidated subsidiaries in 2004 consisted of a $1.1 million write-off of the carrying value of our investment in Big Bend Transfer Co., L.L.C. as a result of a fundamental shift in the economics of converting dry sulfur to liquid.

(2)
Pro forma net earnings (loss) per share is based on the weighted average number of shares of common stock outstanding after giving effect to the offering and the Reorganization Transaction discussed in "The Reorganization Transaction" assuming that they had occurred as of the beginning of the earliest period presented.

(footnotes continued on following page)

(3)
EBITDA is defined as net earnings (loss) plus interest—net, income tax provision (benefit) and depreciation, depletion and amortization. We have presented EBITDA because our management believes that it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry, some of which present EBITDA when reporting their results. We regularly evaluate our performance as compared to other companies in our industry that have different financing and capital structures and/or tax rates by using EBITDA. EBITDA is not a recognized term under U.S. generally accepted accounting principles, or GAAP, and does not purport to be an alternative to net income, operating income or any other performance measures derived in accordance with GAAP. Because not all companies use identical calculations, this presentation of EBITDA may not be comparable to other similarly titled measures of other companies.

EBITDA is calculated and reconciled to net earnings (loss) in the table below:

	Year ended December 31,			Six months ended June 30,
	2002	2003	2004	2004	2005
	(in thousands)
Calculation of EBITDA
Net earnings (loss)	$(28,120)	$(18,383)	$67,732	$35,315	$65,150
Interest—net(a)(b)	21,356	21,610	16,795	9,830	2,848
Income tax provision (benefit)	(16,600)	(12,600)	41,400	21,477	42,757
Depreciation, depletion and amortization(c)	108,471	105,014	108,642	53,562	53,207
Financing fees(d)	(147)	(398)	(1,026)	(511)	(496)

EBITDA	$84,960	$95,243	$233,543	$119,673	$163,466

    (a)
    Interest—net includes interest expense of $23.6 million, $23.9 million, $22.7 million, $11.8 million and $10.5 million and interest income of $2.2 million, $2.3 million, $5.9 million, $2.0 million and $7.7 million in the years ended December 31, 2002, 2003 and 2004 and the six months ended June 30, 2004 and 2005, respectively.

    (b)
    Includes an aggregate of $.2 million, $(.2) million, $(.4) million, $(.1) million and $(.1) million of interest-net attributable to CFL for the years ended December 31, 2002, 2003 and 2004 and the six months ended June 30, 2004 and 2005, respectively. We hold a 66% economic interest in CFL.

    (c)
    Includes an aggregate of $8.5 million, $9.5 million, $10.0 million, $5.1 million and $5.2 million of depreciation, depletion and amortization attributable to CFL for the years ended December 31, 2002, 2003 and 2004 and the six months ended June 30, 2004 and 2005, respectively. We hold a 66% economic interest in CFL.

    (d)
    Represents amortization of financing fees that are included both in interest—net and in amortization.

    (footnotes continued on following page)

(4)
Adjusted to reflect the following as of June 30, 2005:

•
the sale by us of 41,250,000 shares of newly-authorized common stock in this offering at the initial public offering price of $16.00 per share, after deducting underwriting discounts and commissions;

•
the payment of all of the proceeds of this offering, after deducting underwriting discounts and commissions, to the owners of CF Industries as described under "Use of Proceeds";

•
the issuance of 13,750,000 shares of newly-authorized common stock to the owners of CF Industries in the Reorganization Transaction, including 6,187,500 shares that will be issued to the owners of CF Industries assuming the underwriters do not exercise their over-allotment option, as described under "The Reorganization Transaction";

•
the reduction of a deferred tax asset of $111.5 million (generated by our net operating loss carryforwards of $279.2 million) to zero by application of a 100% valuation allowance, as described under "The Reorganization Transaction—Net operating loss carryforwards";

•
the write-off of unamortized financing fees of $2.0 million related to our existing senior revolving credit facility and term notes, which we intend to replace;

•
the repayment of $246.3 million of our existing long-term debt, plus associated prepayment penalties in the amount of $29.2 million, out of cash and short-term investments;

•
the payment of $3.8 million in connection with the termination of our Long-Term Incentive Plan, or LTIP (of which $1.7 million has been accrued as of June 30, 2005 and $2.1 million will be accrued upon completion of this offering), as described under "Management—Long-Term Incentive Plan"; and

•
the payment of $2.8 million for the estimated offering expenses to be incurred after June 30, 2005, of which $0.9 million will be recorded as a prepaid expense for director and officer insurance premiums.

(5)
Short-term investments consist of available-for-sale auction rate securities that are reported at fair value.

(6)
Net debt is defined as total debt minus cash, cash equivalents and short-term investments, plus customer advances. We have presented net debt because management uses it in evaluating our capital structure. We include customer advances in this calculation to reflect the liability associated with our obligations to supply fertilizer in the future, which offsets cash received in the form of customer advances. Net debt does not include contractual obligations of CFL to distribute its earnings to its minority interest holder.

Net debt is calculated and reconciled to total debt in the table below:

	As of December 31,			As of June 30,
	Actual			Actual		As Adjusted(a)
	2002	2003	2004	2004	2005	2005
	(in thousands)
Calculation of net debt
Total debt	$326,205	$293,503	$258,821	$284,879	$250,305	$4,013
Less cash, cash equivalents and short-term investments	94,953	168,871	419,293	202,539	510,330	228,238
Plus customer advances	39,972	166,022	211,501	32,109	129,984	129,984

Net debt	$271,224	$290,654	$51,029	$114,449	$(130,041)	$(94,241)

  (a)
  See Note 4 above.

(7)
Includes an estimated net $132.9 million charge (after taxes) comprised of charges related to the reduction of the deferred tax asset related to our net operating loss carryforwards to zero, the write-off of unamortized financing fees related to our existing credit facility and term notes, the prepayment penalties associated with the repayment of our term notes and the termination of our LTIP as described in Note 4 above.

RISK FACTORS

        An investment in our common stock involves risks. You should carefully consider the risks described below as well as the other information contained in this prospectus before investing in our common stock. If any of the events contemplated by the following risks actually occur, then our business, financial condition or results of operations could be materially adversely affected. As a result of these and other factors, the value of our common stock could decline, and you may lose all or part of your investment.

Risks Relating to Our Business

Our business is dependent on the price of natural gas in North America, which is both expensive and highly volatile.

        Natural gas is the principal raw material used to produce nitrogen fertilizers. We use natural gas both as a chemical feedstock and as a fuel to produce ammonia, urea and UAN. Because all of our nitrogen fertilizer manufacturing facilities are located in the United States and Canada, the price of natural gas in North America directly impacts a substantial portion of our operating expenses. Expenditures on natural gas comprised approximately 61% of the total cost of our nitrogen fertilizer sales in 2004 and a substantially higher percentage of our related cash costs.

        The market price for natural gas in North America is significantly higher than the price of natural gas in other major fertilizer-producing regions. For example, during 2004, natural gas prices in the United States (measured at the Henry Hub, near our Donaldsonville, Louisiana facility) averaged approximately $5.85 per mmBTU and in Canada (measured at AECO, near our joint venture's Medicine Hat, Alberta facility) averaged approximately $5.04 per mmBTU. In comparison, during 2004, natural gas prices paid by fertilizer producers are estimated to have been approximately $.90 per mmBTU in Russia and approximately $2.30 per mmBTU in the Republic of Trinidad and Tobago. Many of our competitors benefit from access to lower-priced natural gas through manufacturing facilities or interests in manufacturing facilities located in these regions or other regions with abundant supplies of natural gas.

        The price of natural gas in North America is also highly volatile. During 2004, the average daily price ranged from a low of $4.99 per mmBTU during September to a high of $6.63 per mmBTU during December. The volatility of the price of natural gas in North America compounds our competitive disadvantage to some of our competitors, who, in addition to having access to lower-priced natural gas, also benefit from fixed-price natural gas contracts.

        As a result of global competition in the fertilizer industry, we may not be able to pass the higher operating costs we incur due to our dependence on North American natural gas through to our customers in the form of higher product prices. Unless prices for natural gas in North America and other fertilizer-producing regions begin to converge, or we are able to reduce our dependence on North American natural gas, the relatively expensive and highly volatile cost of natural gas in North America could make it difficult for us to compete against producers from other parts of the world in certain situations, including those in which an oversupplied market or other factors exert downward pressure on product prices.

Our business is cyclical, which results in periods of industry oversupply during which our results of operations tend to be negatively impacted.

        Historically, selling prices for our products have fluctuated in response to periodic changes in supply and demand conditions. Demand is affected by population growth, changes in dietary habits, and planted acreage and application rates, among other things. Supply is affected by available capacity and operating rates, raw material costs, government policies and global trade.

        Periods of high demand, high capacity utilization and increasing operating margins tend to result in new plant investment and increased production, causing supply to exceed demand and prices and capacity utilization to decline. Reduced prices restrict investment in new capacity, initiating a new cycle. A substantial amount of new ammonia and urea capacity is expected to be added abroad in low-cost regions over the next several years. Future growth in demand for fertilizer may not be sufficient to alleviate any existing or future conditions of excess industry capacity.

        During periods of industry oversupply, our results of operations tend to be affected negatively as the price at which we sell our products typically declines, resulting in reduced profit margins, lower production of our products and possible plant closures.

We have a history of losses and may incur losses in the future, which could materially and adversely affect the market price of our common stock.

        We incurred net losses for five consecutive years, in 1999 through 2003, prior to earning a profit in the most recent year ended December 31, 2004. In future periods, we may not be able to sustain or increase profitability on a consistent quarterly or annual basis. Failure to maintain consistent profitability may materially and adversely affect the market price of our common stock.

Our products are global commodities, and we face intense global competition from other fertilizer producers.

        We are subject to intense price competition from both domestic and foreign sources. Fertilizers are global commodities, with little or no product differentiation, and customers make their purchasing decisions principally on the basis of delivered price and to a lesser extent on customer service and product quality. We compete with a number of domestic and foreign producers, including state-owned and government-subsidized entities. Some of these competitors have greater total resources and are less dependent on earnings from fertilizer sales, which makes them less vulnerable to industry downturns and better positioned to pursue new expansion and development opportunities.

        Recent consolidation in the fertilizer industry has increased the resources of several of our competitors, and we expect consolidation among fertilizer producers to continue. In light of this industry consolidation, our competitive position could suffer to the extent we are not able to expand our own resources either through investments in new or existing operations or through acquisitions, joint ventures or partnerships. In the future, we may not be able to find suitable assets to purchase or joint venture or partnership opportunities to pursue. Even if we are able to locate desirable opportunities, we may not be able to acquire desired assets or enter into desired joint ventures or partnerships on economically acceptable terms. Our inability to compete successfully could result in the loss of customers, which could adversely affect our sales and profitability.

        China is the largest producer and consumer of fertilizers and has been, and is expected to continue, expanding its fertilizer production capability. This increase in capacity could adversely affect the balance between global supply and demand and may put downward pressure on global fertilizer prices, which could adversely affect our results of operations and financial condition.

        We may face increased competition from Russian and Ukrainian urea, which is currently subject to antidumping duty orders that impose significant duties on urea imported into the United States from these two countries. The antidumping orders have been in place since 1987, and there has been almost no urea imported into the United States from Russia or Ukraine since that time. Russia and Ukraine currently have considerable capacity to produce urea and are the world's largest urea exporters. Producers in both countries benefit from natural gas prices that are determined by their governments and which are well below the commercial value of the natural gas, encouraging urea production and export activity.

        The U.S. Department of Commerce and the U.S. International Trade Commission are currently reviewing whether the antidumping orders on urea from Russia and Ukraine should be extended for an additional five-year period. Both agencies must make affirmative determinations for the orders to be continued. In May 2005, the Department of Commerce issued an affirmative determination that revocation of the orders would be likely to lead to continuation or recurrence of dumping (unfair pricing) of urea by Russian and Ukrainian producers. The International Trade Commission is now considering whether revocation of the orders would be likely to lead to continuation or recurrence of injury to the U.S. urea industry. We currently expect the Commission to issue its final determination in November 2005, but in any event no later than the end of December 2005. For a number of reasons, including underutilized capacity, the attractiveness of the U.S. market and barriers to Russian and Ukrainian urea imports in other key consuming markets, we expect that if the antidumping duties are not extended, imports of Russian and Ukrainian urea into the United States are likely to increase significantly, causing our sales and margins to suffer.

Any decline in U.S. agricultural production or limitations on the use of our products for agricultural purposes could materially adversely affect the market for our products.

        Conditions in the U.S. agricultural industry can significantly impact our operating results. The U.S. agricultural industry can be affected by a number of factors, including weather patterns and field conditions, current and projected grain inventories and prices, the domestic and international demand for U.S. agricultural products and U.S. and foreign policies regarding trade in agricultural products.

        State and federal governmental policies, including farm subsidies and commodity support programs, may also directly or indirectly influence the number of acres planted, the mix of crops planted and the use of fertilizers for particular agricultural applications. In addition, several states are currently considering limitations on the use and application of chemical fertilizers due to concerns about the impact of these products on the environment.

Adverse weather conditions may decrease demand for our fertilizer products.

        Weather conditions that delay or intermittently disrupt field work during the planting and growing season may cause agricultural customers to use different forms of nitrogen fertilizer, which may adversely affect demand for the forms that we sell. Adverse weather conditions following harvest may delay or eliminate opportunities to apply fertilizer in the fall. Weather can also have an adverse effect on crop yields, which lowers the income of growers and could impair their ability to purchase fertilizer from our customers.

Our inability to predict future seasonal fertilizer demand accurately could result in excess inventory, potentially at costs in excess of market value, or product shortages.

        The fertilizer business is seasonal. The strongest demand for our products occurs during the spring planting season, with a second period of strong demand following the fall harvest. We and/or our customers generally build inventories during the low demand periods of the year in order to ensure timely product availability during the peak sales seasons. Seasonality is greatest for ammonia due to the limited ability of our customers and their customers to store significant quantities of this product. The seasonality of fertilizer demand results in our sales volumes and net sales being the highest during the spring and our working capital requirements being the highest just prior to the start of the spring season. Our quarterly financial results can vary significantly from one year to the next due to weather-related shifts in planting schedules and purchasing patterns.

        If seasonal demand exceeds our projections, our customers may acquire products from our competitors, and our profitability will be negatively impacted. If seasonal demand is less than we expect, we will be left with excess inventory that will have to be stored (in which case our results of operations will be negatively impacted by any related storage costs) and/or liquidated (in which case the selling price may be below our production, procurement and storage costs). The risks associated with excess inventory and product shortages are particularly acute with respect to our nitrogen fertilizer business because of the highly volatile cost of natural gas and nitrogen fertilizer prices and the relatively brief periods during which farmers can apply nitrogen fertilizers.

Our customer base is concentrated, with our owners accounting for a substantial portion of our sales.

        Prior to the completion of this offering, we have operated as a cooperative, and a substantial portion of our sales have been made to the eight regional agricultural cooperatives that own us. During 2004, our owners purchased approximately 4.5 million tons of fertilizer from us, which represented approximately 53% of our total sales volume. Our business with our owners is relatively concentrated. During 2004, two customers, GROWMARK, Inc., which is one of our owners, and Agriliance, LLC, a 50-50 joint venture between two of our other owners, made combined fertilizer purchases of approximately $688.6 million from us, representing approximately 42% of our total net sales. Under a cooperative structure, our owners benefited from purchases of our fertilizers through their ownership interest in us and our payment to them of patronage dividends in cash and/or patronage preferred stock. After the completion of this offering, our owners are anticipated to own a substantially reduced percentage of our outstanding common stock, and they will no longer be entitled to patronage benefits for purchases of fertilizers from us. As a result of their reduced ownership interest and the elimination of patronage benefits, our owners will have fewer incentives to purchase fertilizers from us after the completion of this offering. In addition, because we depend on our owners for a significant portion of our sales, we may have less flexibility than some of our competitors to diversify our customer base and seek more profitable direct sales to customers of our owners. Any substantial change in purchasing decisions by one or more of our larger owners, whether due to actions by our competitors, our actions in expanding the direct sale of fertilizers to customers of our owners or otherwise, could have a material adverse effect on our business.

A reduction in the use of the forward pricing program by our customers could increase our exposure to changes in natural gas prices and materially adversely affect our operating results, liquidity and financial condition.

        In mid-2003, we instituted a forward pricing program. Through our forward pricing program, we offer our customers the opportunity to purchase product on a forward basis at prices and dates we propose. As our customers place forward nitrogen fertilizer orders with us, we effectively fix the cost of natural gas, the largest and most volatile component of our supply cost. Under our forward pricing program, customers pay a substantial portion of the sales price in advance of shipment, which has significantly increased our liquidity. During 2004, approximately 54% of our nitrogen fertilizer sales volume and approximately 14% of our phosphate fertilizer sales volume were sold under this program, and during the first six months of 2005, approximately 68% of our nitrogen fertilizer sales volume and 28% of our phosphate fertilizer sales volume were sold under this program. As of June 30, 2005, approximately 25% of our cash, cash equivalent and short-term investment balance was related to customer advances made for products ordered under this program.

        Since its inception in 2003, we have sold an increasing percentage of our nitrogen fertilizers under our forward pricing program. We believe this was primarily due to our customers' desire to fix their costs and reduce their exposure to increased prices during a period of generally increasing prices for nitrogen fertilizers. We do not have experience with the forward pricing program under all market conditions, and our customers may not continue to use the forward pricing program during periods of generally decreasing or stable prices. We have relatively less experience with our forward pricing program as it applies to phosphate fertilizers.

        Any reduction in the use of the forward pricing program by our customers due to changing conditions in the fertilizer market or otherwise could increase our exposure to changes in natural gas prices and materially adversely affect our operating results, liquidity and financial condition.

Our operations involve significant risks and hazards against which we may not be fully insured.

        Our operations are subject to hazards inherent in the manufacturing, transportation, storage and distribution of chemical fertilizers. These hazards include: explosions; fires; severe weather and natural disasters; train derailments, collisions, vessel groundings and other transportation and maritime incidents; leaks and ruptures involving storage tanks and pipelines; spills, discharges and releases of toxic or hazardous substances or gases; deliberate sabotage and terrorist incidents; mechanical failures; unscheduled downtime; labor difficulties and other risks. Some of these hazards can cause bodily injury and loss of life, severe damage to or destruction of property and equipment and environmental damage, and they may result in suspension of operations and the imposition of civil or criminal penalties and liabilities. For example, over the course of the past few years, we have been involved in numerous property damage and personal injury lawsuits arising out of an explosion at our Donaldsonville nitrogen fertilizer complex in 2000, in which three people died and several others were injured, as well as personal injury lawsuits arising out of a train derailment near Minot, North Dakota in 2002, in which one person died and numerous others were injured.

        Our exposure to these types of risk is increased because of our reliance on a limited number of key facilities. Our nitrogen fertilizer operations are dependent on our nitrogen fertilizer complex in Donaldsonville, Louisiana and our joint venture's nitrogen fertilizer complex in Medicine Hat, Alberta. Our phosphate fertilizer operations are dependent on our phosphate mine and associated beneficiation plant in Hardee County, Florida, our phosphate fertilizer complex in Plant City, Florida and our ammonia terminal in Tampa, Florida. Any suspension of operations at any of these key facilities could adversely affect our ability to produce our products and could have a material adverse effect on our business.

        We maintain property, business interruption and casualty insurance policies, but we are not fully insured against all potential hazards and risks incident to our business. If we were to incur significant liability for which we were not fully insured, it could have a material adverse effect on our business, results of operations and financial condition. We are subject to various self-retentions and deductibles under these insurance policies. As a result of market conditions, our premiums, self-retentions and deductibles for certain insurance policies can increase substantially and, in some instances, certain insurance may become unavailable or available only for reduced amounts of coverage.

Expansion of our business may result in unanticipated adverse consequences and may be hindered by the significant resources that would be required for any such expansion.

        In the future, we may seek to grow our business by investing in new or existing facilities, making acquisitions or entering into partnerships and joint ventures. Acquisitions, partnerships, joint ventures or investments may require significant managerial attention, which may be diverted from our other activities and may impair the operation of our businesses.

        International acquisitions, partnerships, or joint ventures or the international expansion of our business, such as the project we are studying in the Republic of Trinidad and Tobago, could involve additional risks and uncertainties, including:

  •
  difficulties and costs of complying with a wide variety of complex laws, treaties and regulations;

  •
  unexpected changes in regulatory environments;

  •
  political and economic instability, including the possibility for civil unrest;

  •
  nationalization of properties by foreign governments;

  •
  tax rates that may exceed those in the United States, and earnings that may be subject to withholding requirements;

  •
  the imposition of tariffs, exchange controls or other restrictions; and

  •
  the impact of exchange rate fluctuations between the United States dollar and foreign currencies in the countries where we operate.

        Furthermore, any future acquisitions of businesses or facilities could entail a number of additional risks, including:

  •
  problems with effective integration of operations;

  •
  the inability to maintain key pre-acquisition business relationships;

  •
  loss of key personnel of the acquired business or facility;

  •
  exposure to unanticipated liabilities; and

  •
  difficulties in realizing efficiencies, synergies and cost savings.

        These risks of unanticipated adverse consequences from any expansion of our business through investments, acquisitions, partnerships or joint ventures are increased due to the significant capital and other resources that we may have to commit to any such expansion. We also face increased exposure to risks related to acquisitions and international operations because our experience with acquisitions and international operations is limited. As a result of these and other factors, including the general economic risk associated with the fertilizer business, we may not be able to realize our projected returns from any future acquisitions, partnerships, joint ventures or other investments.

        We may not have access to the funding required for the expansion of our business or such funding may not be available to us on acceptable terms. We may finance the expansion of our business with additional indebtedness and/or by issuing additional equity securities. We could face financial risks associated with incurring additional indebtedness, such as reducing our liquidity and access to financial markets and increasing the amount of cash flow required to service such indebtedness, or associated with issuing additional stock, such as dilution of ownership and earnings.

We are subject to numerous environmental and health and safety laws and regulations, as well as potential environmental liabilities, which may require us to make substantial expenditures.

        We are subject to numerous environmental and health and safety laws and regulations in the United States and Canada, including laws and regulations relating to land reclamation; the generation, treatment, storage, disposal and handling of hazardous substances and wastes; and the cleanup of hazardous substance releases. These laws include the Clean Air Act, the Clean Water Act, the Resource Conservation and Recovery Act (RCRA), the Comprehensive Environmental Response, Compensation and Liability Act (CERCLA), the Toxic Substances Control Act and various other federal, state, provincial, local and international statutes.

        As a fertilizer company working with chemicals and other hazardous substances, our business is inherently subject to spills, discharges or other releases of hazardous substances into the environment. Certain environmental laws, including CERCLA, impose joint and several liability, without regard to fault, for cleanup costs on persons who have disposed of or released hazardous substances into the environment. Given the nature of our business, we have incurred, are currently incurring, and will likely in the future periodically incur liabilities under CERCLA and other environmental cleanup laws, at our current or former facilities, adjacent or nearby third-party facilities or offsite disposal locations. The costs associated with future cleanup activities that we may be required to conduct or finance may be material. Additionally, we may become liable to third parties for damages, including personal injury and property damage, resulting from the disposal or release of hazardous substances into the environment.

        Violations of environmental and health and safety laws can result in substantial penalties, court orders to install pollution-control equipment, civil and criminal sanctions, permit revocations and facility shutdowns. Environmental and health and safety laws change rapidly and have tended to become more stringent over time. As a result, we have not always been and may not always be in compliance with all environmental and health and safety laws and regulations. Additionally, future environmental and health and safety laws and regulations or more vigorous enforcement of current laws and regulations, whether caused by violations of environmental and health and safety laws by us or other chemical fertilizer companies or otherwise, may require us to make substantial expenditures, and our costs to comply with, or any liabilities under, these laws and regulations could have a material adverse effect on our business, financial condition and results of operations.

        See "Business—Environment, Health and Safety."

Our operations are dependent on numerous required permits and approvals from governmental authorities.

        We hold numerous environmental, mining and other governmental permits and approvals authorizing operations at each of our facilities. Expansion of our operations also is predicated upon securing the necessary environmental or other permits or approvals. A decision by a government agency to deny or delay issuing a new or renewed material permit or approval, or to revoke or substantially modify an existing permit or approval, could have a material adverse effect on our ability to continue operations at the affected facility and on our business, financial condition and results of operations.

        In certain cases, as a condition to procuring such permits and approvals, we may be required to comply with financial assurance regulatory requirements. The purpose of these requirements is to assure the government that sufficient company funds will be available for the ultimate closure, post-closure care and/or reclamation at our facilities. Currently, these financial assurance requirements can be satisfied without the need for any expenditure of corporate funds if our financial statements meet certain criteria, referred to as the financial tests. However, pursuant to a recent amendment to Florida's regulations governing financial assurance related to the closure of phosphogypsum stacks, we intend to establish a trust fund to meet such obligations to take advantage of a "Safe Harbor" provision of the new regulations. Additionally, the Florida legislature recently passed a bill that would require mining companies to demonstrate financial responsibility for wetland and other surface water mitigation measures in advance of any mining activities. If this bill becomes law, we may be required to demonstrate financial responsibility for wetland and other surface water mitigation measures if and when we expand our Hardee mining activities to new geographical areas not currently permitted.

        Until we begin making contributions to a trust fund under the new rules, we will continue to demonstrate financial assurance through the financial tests. In the event that we are unable to satisfy these financial tests, alternative methods of complying with the financial assurance requirements would require us to expend funds for the purchase of bonds, letters of credit, insurance policies or similar instruments. It is possible that we will not be able to comply with either current or new financial assurances regulations in the future, which could have a material adverse effect on our business, financial condition and results of operations.

        As of January 1, 2005, the area permitted by local, state and federal authorities for mining at our Hardee phosphate complex had approximately 60 million tons of recoverable phosphate rock reserves, which will meet our requirements, at current operating rates, for approximately 17 years. Mining of these reserves beyond 2011, however, is subject to extension of our local development authorization by the Hardee County Board of County Commissioners. Additionally, we have initiated the process of applying for authorization and permits to expand the geographical area in which we can mine at our Hardee property. The expanded geographical area has an estimated additional 35 million tons of recoverable phosphate reserves, which will allow us to conduct mining operations at our Hardee property for approximately ten additional years at current operating rates, assuming we secure the authorization and permits to mine in this area. In Florida, local community participation has become an important factor in the authorization and permitting process for mining companies. A denial of the authorizations or permits to continue and/or expand our mining operations at our Hardee property would prevent us from mining all of our reserves and have a material adverse effect on our business, financial condition and results of operations.

        Likewise, our phosphogypsum stack system at Plant City has sufficient capacity to meet our requirements through 2014 at current operating rates and subject to regular renewals of our operating permits. We have secured the local development authorization to increase the capacity of this stack system. The increased capacity is expected to meet our requirements through 2049 at current operating rates and subject to securing the corresponding operating permits. A decision by the state or federal authorities to deny a renewal of our current permits or to deny operating permits for the expansion of our stack system could have a material adverse effect on our business, financial condition and results of operations.

Acts of terrorism could negatively affect our business.

        Like other companies with major industrial facilities, our plants and ancillary facilities may be targets of terrorist activities. Many of these plants and facilities store significant quantities of ammonia and other items that can be volatile if mishandled. Any damage to infrastructure facilities, such as electric generation, transmission and distribution facilities, or injury to employees, who could be direct targets or indirect casualties of an act of terrorism, may affect our operations. Any disruption of our ability to produce or distribute our products could result in a significant decrease in revenues and significant additional costs to replace, repair or insure our assets, which could have a material adverse impact on our financial condition and results of operations. In addition, due to concerns related to terrorism or the potential use of certain fertilizers as explosives, local, state and federal governments could implement new regulations impacting the security of our plants, terminals and warehouses or the transportation and use of fertilizers. These regulations could result in higher operating costs or limitations on the sale of our products and could result in significant unanticipated costs, lower revenues and/or reduced profit margins.

Our operations are dependent upon raw materials provided by third parties and any delay or interruption in the delivery of these raw materials may adversely affect our business.

        We use natural gas, ammonia and sulfur as raw materials in the manufacture of fertilizers. We purchase these raw materials from third-party suppliers. These products are transported by barge, truck, rail or pipeline to our facilities by third-party transportation providers or through the use of facilities owned by third parties. Any delays or interruptions in the delivery of these key raw materials, including those caused by capacity constraints; explosions; fires; severe weather and natural disasters; train derailments, collisions, vessel groundings and other transportation and maritime incidents; leaks and ruptures involving pipelines; deliberate sabotage and terrorist incidents; mechanical failures; unscheduled downtime; or labor difficulties, could have a material adverse effect on our business.

The loss of key members of our management may adversely affect our business.

        We believe our continued success depends on the collective abilities and efforts of our senior management. The loss of one or more key personnel could have a material adverse effect on our results of operations. Additionally, if we are unable to find, hire and retain needed key personnel in the future, our results of operations could be materially and adversely affected.

As a result of this offering, we will be subject to financial reporting and other requirements for which our accounting, internal audit and other management systems and resources may not be adequately prepared.

        As a result of this offering, we will become subject to reporting and other obligations under the Securities Exchange Act of 1934, including the requirements of Section 404 of the Sarbanes-Oxley Act. Section 404 requires annual management assessments of the effectiveness of our internal controls over financial reporting and a report by our independent auditors addressing these assessments. These reporting and other obligations will place significant demands on our management, administrative, operational, internal audit and accounting resources. We anticipate that we will need to upgrade our systems; implement additional financial and management controls, reporting systems and procedures; expand our internal audit function; and hire additional accounting, internal audit and finance staff. If we are unable to accomplish these objectives in a timely and effective fashion, our ability to comply with our financial reporting requirements and other rules that apply to reporting companies could be impaired. Any failure to achieve and maintain effective internal controls could have a material adverse effect on our business, operating results and stock price.

Risks Related to this Offering

There is no existing market for our common stock, and if one does not develop, you may not have adequate liquidity.

        There has not been a public market for our common stock. We cannot predict the extent to which investor interest in our company will lead to the development of a trading market on the New York Stock Exchange or otherwise or how liquid that market might become. The initial public offering price for the shares was determined by negotiations between us and the representatives of the underwriters and may not be indicative of prices that will prevail in the open market following this offering.

We will not retain any of the proceeds from this offering.

        All of the proceeds from this offering, including any proceeds from the exercise of the underwriters' over-allotment option, will be paid, after deducting underwriting discounts and commissions, to the owners of CF Industries in connection with the Reorganization Transaction, and we will not retain any of the proceeds from this offering. Furthermore, due to the repayment of our existing long-term debt (plus associated prepayment penalties), payments to certain of our employees in connection with the termination of our long-term incentive plan and payment of estimated offering expenses, we expect to experience a net decrease in the aggregate amount of cash, cash equivalents, and short-term investments of approximately $282.1 million upon completion of this offering.

Future sales of our shares could depress the market price of our common stock.

        Sales of a substantial number of shares of our common stock in the public market or otherwise following this offering, or the perception that such sales could occur, could adversely affect the market price of our common stock. After completion of this offering, there will be approximately 55 million shares of our common stock outstanding. The 41,250,000 shares of common stock being sold in this offering (or 47,437,500 shares if the underwriters exercise the over-allotment option in full) will be freely tradable without restriction or further registration under the Securities Act, unless the shares are purchased by affiliates of our company, as that term is defined in Rule 144 of the Securities Act. All remaining shares were issued and sold by us in private transactions and are eligible for public sale if registered under the Securities Act, or sold in accordance with Rule 144 thereunder. In addition, our amended and restated certificate of incorporation permits the issuance of up to approximately 445 million additional shares of common stock after this offering. Thus, we have the ability to issue substantial amounts of common stock in the future, which would dilute the percentage ownership held by the investors who purchase our shares in this offering. See "Shares Eligible for Future Sale."

        We, our directors and executive officers and our owners have agreed with the underwriters not to sell, dispose of, or hedge any of our common stock or securities convertible into or exchangeable for shares of our common stock, subject to specified exceptions, during the period from the date of this prospectus continuing through the date that is 180 days (or one year in the case of our owners) after the date of this prospectus, except with the prior written consent of Morgan Stanley & Co. Incorporated.

        Upon consummation of this offering, we will provide our owners the opportunity to enter into a registration rights agreement with us. Pursuant to this agreement, those owners who hold shares of our common stock received in the Reorganization Transaction representing at least 5% of our outstanding common stock will receive certain demand and piggyback registration rights with respect to those shares of common stock that they receive in the Reorganization Transaction. These rights may only be exercised after our owners' lock-up agreements pertaining to this offering expire one year after the date of this prospectus. In the Reorganization Transaction, the owners of CF Industries will receive up to 13,750,000 shares of common stock. Registration of the sale of these shares of our common stock would facilitate their sale into the market. If, upon expiration of the one-year lock-up period, any of our owners sell a large number of shares, the market price of our common stock could decline.

        In addition, prior to the consummation of this offering, we intend to file a registration statement on Form S-8 under the Securities Act to register up to 8,250,000 shares of our common stock for issuance under our 2005 Equity and Incentive Plan. As awards under this plan are granted, vest and are exercised, the shares issued on exercise generally will be available for sale in the open market by holders who are not our affiliates and, subject to the volume and other applicable limitations of Rule 144, by holders who are our affiliates.

The market price of our common stock may be volatile, which could cause the value of your investment to decline significantly.

        Securities markets worldwide experience significant price and volume fluctuations, in response to general economic and market conditions and their effect on various industries. This market volatility could cause the price of our common stock to decline significantly and without regard to our operating performance. In addition, the market price of our common stock could decline significantly if our future operating results fail to meet or exceed the expectations of public market analysts and investors.

        Some specific factors that may have a significant effect on our common stock market price include:

  •
  actual or expected fluctuations in our operating results;

  •
  actual or expected changes in our growth rates or our competitors' growth rates;

  •
  conditions in our industry generally;

  •
  conditions in the financial markets in general or changes in general economic conditions;

  •
  our inability to raise additional capital;

  •
  changes in market prices for our fertilizers or for our raw materials, such as natural gas; and

  •
  changes in stock market analyst recommendations regarding our common stock, other comparable companies or our industry generally.

        As a result of these and other factors, you may be unable to resell your shares of our common stock at or above the initial public offering price.

The book value of shares of common stock purchased in the offering will be immediately diluted.

        Investors who purchase common stock in the offering will suffer immediate dilution of $3.04 per share in the pro forma net tangible book value per share. See "Dilution."

Although we intend to pay dividends, our financial condition, debt covenants or Delaware law may prohibit us from doing so.

        Although we intend to pay quarterly dividends at an annual rate initially equal to approximately 0.5% of the price per share in this offering, commencing in the fourth quarter of 2005, the payment of dividends will be at the discretion of our board of directors and will depend on many factors, including general economic and business conditions, our strategic plans, our financial results and condition and other factors our board of directors deems relevant. Our ability to pay dividends also will be subject to compliance with the covenants in our proposed new senior secured credit facility, which is expected to become effective upon completion of this offering. Dividends may also be limited or prohibited by the terms of any future borrowings or issuances of preferred stock. In addition, applicable law requires that our board of directors determine that we have adequate surplus prior to the declaration of dividends. In the future, we may not pay dividends at the levels currently anticipated or at all.

Provisions of our amended and restated certificate of incorporation and bylaws could delay or prevent a takeover of us by a third party.

        Our amended and restated certificate of incorporation and bylaws could delay, defer or prevent a third party from acquiring us, despite the possible benefit to our stockholders, or otherwise adversely affect the price of our common stock. For example, our amended and restated certificate of incorporation and bylaws will:

  •
  permit our board of directors to issue one or more series of preferred stock with rights and preferences designated by our board;

  •
  impose advance notice requirements for stockholder proposals and nominations of directors to be considered at stockholder meetings;

  •
  stagger the terms of our board of directors into three classes;

  •
  limit the ability of stockholders to remove directors;

  •
  prohibit stockholders from filling vacancies on our board of directors;

  •
  prohibit stockholders from calling special meetings of stockholders and from taking action by written consent;

  •
  grant our board of directors the authority to amend and repeal our bylaws without a stockholder vote and require the approval of at least two-thirds of the voting power of the shares of our capital stock entitled to vote generally in the election of directors for stockholders to amend or repeal our bylaws; and

  •
  require the approval of not less than two-thirds of the voting power of the shares of our capital stock entitled to vote generally in the election of directors to amend any provision of our amended and restated certificate of incorporation described in the third through seventh bullet points above or the supermajority provision described in this bullet point.

        These provisions may discourage potential takeover attempts, discourage bids for our common stock at a premium over market price or adversely affect the market price of, and the voting and other rights of the holders of, our common stock. These provisions could also discourage proxy contests and make it more difficult for you and other stockholders to elect directors other than the candidates nominated by our board. See "Description of Capital Stock" for additional information on the anti-takeover measures applicable to us.

Our stockholder rights plan could prevent you from receiving a premium over the market price for your shares of common stock from a potential acquirer.

        We have adopted a stockholder rights plan to become effective upon completion of this offering. This plan will entitle our stockholders to acquire shares of our common stock at a price equal to 50% of the then current market value in limited circumstances when a third party acquires 15% or more of our outstanding common stock or announces its intent to commence a tender offer for at least 15% of our common stock, in each case in a transaction that our board of directors does not approve. Because, under these limited circumstances, all of our stockholders would become entitled to effect discounted purchases of our common stock, other than the person or group that caused the rights to become exercisable, the existence of these rights would significantly increase the cost of acquiring control of our company without the support of our board of directors. The existence of the rights plan could therefore deter potential acquirers and thereby reduce the likelihood that you will receive a premium for your common stock in an acquisition.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

        This prospectus contains forward-looking statements that are not statements of historical fact and may involve a number of risks and uncertainties. These statements relate to analyses and other information that are based on forecasts of future results and estimates of amounts not yet determinable. These statements may also relate to our future prospects, developments and business strategies.

        We have used the words "anticipate," "believe," "could," "estimate," "expect," "intend," "may," "plan," "predict," "project," and similar terms and phrases, including references to assumptions, to identify forward-looking statements in this prospectus. These forward-looking statements are made based on our expectations and beliefs concerning future events affecting us and are subject to uncertainties and factors relating to our operations and business environment, all of which are difficult to predict and many of which are beyond our control, that could cause our actual results to differ materially from those matters expressed in or implied by these forward-looking statements.

        We do not undertake any responsibility to release publicly any revisions to these forward-looking statements to take into account events or circumstances that occur after the date of this prospectus. Additionally, we do not undertake any responsibility to update you on the occurrence of any unanticipated events which may cause actual results to differ from those expressed or implied by the forward-looking statements contained in this prospectus.

        Important factors that could cause actual results to differ materially from our expectations are disclosed under "Risk Factors" and elsewhere in this prospectus, including, without limitation, in conjunction with the forward-looking statements included in this prospectus. As stated elsewhere in this prospectus, such factors include, among others:

  •
  the relatively expensive and volatile cost of North American natural gas;

  •
  the cyclical nature of our business;

  •
  the nature of our products as global commodities;

  •
  intense global competition in the consolidating markets in which we operate;

  •
  conditions in the U.S. agricultural industry;

  •
  weather conditions;

  •
  our inability to accurately predict seasonal demand for our products;

  •
  the concentration of our sales to our owners and other large customers;

  •
  the impact of changing market conditions on our forward pricing program;

  •
  the significant risks and hazards involved in fertilizer manufacturing;

  •
  unanticipated consequences related to future expansion of our business;

  •
  our inability to expand our business, including due to the significant resources that could be required;

  •
  potential liabilities and expenditures related to environmental and health and safety laws and regulations;

  •
  our inability to obtain or maintain required permits and governmental approvals;

  •
  acts of terrorism;

  •
  difficulties in securing the raw materials we use; and

  •
  changes in global fertilizer supply and demand.

MARKET AND INDUSTRY DATA AND FORECASTS

        This prospectus includes market share and industry data and forecasts that we have developed from independent consultant reports, reports from government agencies, publicly available information, various industry publications, other published industry sources and our internal data and estimates. Our internal data, estimates and forecasts are based upon information obtained from our customers, suppliers, trade and business organizations and other contacts in the markets in which we operate and our management's understanding of industry conditions, and such information has not been verified by any independent sources.

        Unless otherwise indicated, all financial information and operating data in this prospectus, including tons of product produced and sold, include information for Canadian Fertilizers Limited, or CFL, our consolidated Canadian joint venture in which we own a 66% economic interest. See "Business—Operating Segments—Nitrogen Fertilizer Business."

        Certain market and industry data in this prospectus is presented for twelve-month periods ending June 30, which is a measuring period referred to in the fertilizer industry as a "fertilizer year."

        All references to dollars, or $, in this prospectus refer to U.S. dollars, unless otherwise indicated.

THE REORGANIZATION TRANSACTION

        CF Industries is currently owned by eight regional agricultural cooperatives: CHS Inc., GROWMARK, Inc., Intermountain Farmers Association, La Coop fédérée, Land O'Lakes, Inc., MFA Incorporated, Southern States Cooperative, Incorporated and Tennessee Farmers Cooperative.

        As part of the reassessment of CF Industries' corporate mission and adoption of a new business model that began in 2002, the owners of CF Industries undertook an evaluation of the company's capital and ownership structure in light of their increasing desire for liquidity with respect to their investment in the company. After considering their alternatives, the owners determined that this offering best met their objective of providing liquidity for their investment, while at the same time permitting certain owners the opportunity to retain an equity interest in the company.

        Concurrent with the closing of this offering, the owners of CF Industries will consummate the Reorganization Transaction, which is designed to facilitate this offering by creating a holding company for our business. The Reorganization Transaction will be effected through a merger of a newly-formed, wholly-owned subsidiary of CF Holdings into CF Industries pursuant to an agreement and plan of merger. The merger and the consummation of this offering will be contingent upon each other and will occur simultaneously. Following the merger, CF Industries will be our wholly-owned subsidiary. The Reorganization Transaction will not affect our operations, which we will continue to conduct through our operating subsidiaries.

        All of the proceeds of this offering, including any proceeds from the sale of shares pursuant to the underwriters' over-allotment option, will be paid, after deducting underwriting discounts and commissions, to the owners of CF Industries in connection with the Reorganization Transaction, and we will not retain any of the proceeds from this offering.

        Pursuant to the Reorganization Transaction, the owners of CF Industries will receive shares of our common stock and cash in exchange for their outstanding equity interests in CF Industries. The owners of CF Industries will receive initially, in the aggregate, 7,562,500 shares of our common stock and $622.1 million, which represents all of the proceeds to us from this offering, after deducting underwriting discounts and commissions.

        The cash payment and the number of shares issued to the owners of CF Industries will then be adjusted depending on whether the underwriters exercise their over-allotment option to purchase up to 6,187,500 shares of common stock from us.

  •
  If the underwriters exercise their over-allotment option to purchase additional shares of common stock from us, the cash to be paid to the owners of CF Industries in the Reorganization Transaction will be increased by the entire amount of the proceeds to us of any additional shares sold to the underwriters, after deducting underwriting discounts and commissions.

  •
  If the underwriters do not exercise their over-allotment option in full, then the aggregate number of shares of common stock that we will issue to the owners of CF Industries in the Reorganization Transaction will be increased by the number of shares subject to the over-allotment option that are not purchased by the underwriters.

        If the over-allotment option is not exercised by the underwriters, upon completion of this offering, the owners of CF Industries will own 13,750,000 shares of our common stock, representing 25% of our outstanding common stock. If the over-allotment option is exercised in full by the underwriters, upon completion of this offering, the owners of CF Industries will own 7,562,500 shares of our common stock, representing approximately 14% of our outstanding common stock. The cash payment or stock issuance related to the over-allotment option will be made shortly after the expiration or full exercise of the over-allotment option. For information relating to the number of shares and the amount of cash consideration that will be received by each of CF Industries' owners, see "Certain Relationships and Related Party Transactions—The Reorganization Transaction."

        Net operating loss carryforwards.    As of June 30, 2005, we had total net operating loss carryforwards of $279.2 million. A gross deferred tax asset of $111.5 million related to these net operating loss carryforwards is included in deferred income taxes on our June 30, 2005 balance sheet. Because our net operating loss carryforwards were generated from business conducted with our owners when we were a cooperative for tax purposes, there is substantial uncertainty under existing tax law whether any tax benefits from the related deferred tax asset will be realizable after the completion of this offering. As a result of this uncertainty, we will establish a valuation allowance equal to 100% of any of the deferred tax asset remaining after the consummation of this offering relating to the net operating loss carryforwards. We will record a non-cash charge to "Income Tax Expense" in the amount of the valuation allowance in the quarter in which the offering is completed.

        We intend to enter into an NOL Agreement with the owners of CF Industries in connection with the Reorganization Transaction relating to the treatment of the net operating loss carryforwards. Under the NOL Agreement, in the event that it is finally determined that our net operating loss carryforwards can be used after we are no longer a cooperative, we will pay the owners of CF Industries an amount equal to the federal and state income taxes actually saved after the completion of this offering as a result of the utilization of net operating loss carryforwards related to our former cooperative status. These payments, if any, will be made only after it has been finally determined that utilization of the net operating losses has provided us with actual tax savings. The NOL Agreement will not require that we operate in a way that maximizes the use of our cooperative-related net operating loss carryforwards. Costs incurred after completion of this offering in pursuing a determination regarding the usability of these net operating loss carryforwards will be borne by the owners of CF Industries.

USE OF PROCEEDS

        We will receive net proceeds of approximately $622.1 million from the sale of shares in this offering, after deducting underwriting discounts and commissions, or $715.4 million if the underwriters exercise their over-allotment option in full. All of the proceeds of this offering, including any proceeds from the sale of shares pursuant to the underwriters' over-allotment option, will be paid, after deducting underwriting discounts and commissions, to the owners of CF Industries in connection with the Reorganization Transaction, and we will not retain any of the proceeds from this offering.

        Pursuant to the Reorganization Transaction, we intend to make an initial payment of $622.1 million, which represents all of the proceeds of the offering to us, after deducting underwriting discounts and commissions, to the owners of CF Industries. If the underwriters exercise the over-allotment option in full, which would result in our receiving $93.3 million in additional proceeds, after deducting underwriting discounts and commissions, then we would also pay all of such additional proceeds to the owners of CF Industries in the Reorganization Transaction. For additional information regarding the Reorganization Transaction, see "The Reorganization Transaction."

        Total offering expenses are expected to be approximately $5.7 million. As of June 30, 2005, we had accrued and expensed approximately $2.9 million of these expenses. We expect to pay the remaining offering expenses from cash on hand.

DIVIDEND POLICY

        We intend to pay quarterly cash dividends on our common stock at an annual rate initially equal to approximately 0.5% of the price per share in this offering, commencing in the fourth quarter of 2005. We expect to pay quarterly dividends at such rate for the foreseeable future. The declaration and payment of dividends to holders of our common stock will be at the discretion of our board of directors and will depend on many factors, including general economic and business conditions, our strategic plans, our financial results and condition, legal requirements and other factors as our board of directors deems relevant. In addition, our proposed new $250 million senior secured credit facility, which we expect to become effective upon completion of this offering, limits our ability to pay dividends, and we may in the future become subject to debt instruments or other agreements that further limit our ability to pay dividends. See "Description of Certain Indebtedness."

CAPITALIZATION

        The following table sets forth our consolidated cash, cash equivalents and short-term investments and capitalization as of June 30, 2005:

  •
  presented on an actual basis for CF Industries; and

  •
  presented on an as adjusted basis to reflect:

  •
  the sale by us of 41,250,000 shares of newly-authorized common stock in this offering at the initial public offering price of $16.00 per share, after deducting underwriting discounts and commissions;

  •
  the payment of all of the proceeds of this offering, after deducting underwriting discounts and commissions, to the owners of CF Industries as described under "Use of Proceeds";

  •
  the issuance of 13,750,000 shares of newly-authorized common stock to the owners of CF Industries in the Reorganization Transaction, including 6,187,500 shares that will be issued to the owners of CF Industries assuming the underwriters do not exercise their over-allotment option, as described under "The Reorganization Transaction";

  •
  the reduction of a deferred tax asset of $111.5 million (generated by our net operating loss carryforwards of $279.2 million) to zero by application of a 100% valuation allowance, as described under "The Reorganization Transaction—Net operating loss carryforwards";

  •
  the write-off of unamortized financing fees of $2.0 million related to our existing senior revolving credit facility and term notes, which we intend to replace;

  •
  the repayment of $246.3 million of our existing long-term debt, plus associated prepayment penalties in the amount of $29.2 million, out of cash and short-term investments;

  •
  the payment of $3.8 million in connection with the termination of our LTIP (of which $1.7 million has been accrued as of June 30, 2005 and $2.1 million will be accrued upon completion of this offering) as described under "Management—Long-Term Incentive Plan"; and

  •
  the payment of $2.8 million for the estimated offering expenses to be incurred after June 30, 2005, of which $0.9 million will be recorded as a prepaid expense for director and officer insurance premiums.

        You should read the information in this table in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements included elsewhere in this prospectus.

	As of June 30, 2005
	Actual	As Adjusted
	(in thousands)
Cash, cash equivalents and short-term investments(1)	$510,330	$228,238

Indebtedness(2):
Long-term debt, including current portion	$246,292	$—
Notes payable(3)	4,013	4,013

Total indebtedness, including current portion	250,305	4,013

Stockholders' equity:
Patronage preferred stock ($100 par value, 10,000,000 shares authorized, 7,343,018 shares issued and outstanding before adjustments, and none outstanding after adjustments)	734,302	—
Common stock ($1,000 par value, 100 shares authorized, 8 shares issued and outstanding before adjustments, and none outstanding after adjustments)	8	—
Common stock ($0.01 par value, 500,000,000 shares authorized, none outstanding before adjustments, and 55,000,000 shares issued and outstanding after adjustments)	—	550
Paid-in capital	5,555	739,315
Retained earnings	124,930	(7,970)
Other comprehensive income (loss)	(11,758)	(11,758)

Total stockholders' equity	853,037	720,137 (4)

Total capitalization	$1,103,342	$724,150

(1)
As of June 30, 2005, we had a $130.0 million current liability attributable to customer advances related to cash deposits received under our forward pricing program.

(2)
We have a $140 million senior credit facility against which there were no outstanding borrowings as of June 30, 2005. We plan to replace this existing facility with a new $250 million senior credit facility to become effective on the completion of this offering. See "Description of Certain Indebtedness."

(3)
Amount represents notes payable to the CFL minority interest holder as of June 30, 2005.

(4)
Includes an estimated net $132.9 million charge (after taxes) comprised of charges related to the reduction of the deferred tax asset related to our net operating loss carryforwards to zero, the write-off of unamortized financing fees related to our existing credit facility and term notes, the prepayment penalties associated with the repayment of our term notes, the termination of our LTIP as described above and the payment of estimated offering expenses to be incurred after June 30, 2005 as described above.

DILUTION

        Dilution is the amount by which the offering price paid by the purchasers of the common stock to be sold in this offering will exceed the net tangible book value per share of common stock after the offering. The net tangible book value per share presented below is equal to the amount of our total tangible assets (total assets less intangible assets) less total liabilities as of June 30, 2005, divided by the number of shares of our common stock held by the owners of CF Industries as of such date, assuming for this purpose that we had issued 55,000,000 shares of common stock in exchange for their existing securities. On June 30, 2005, we had a net tangible book value of $843.5 million, or $15.34 per share on the basis described above.

        On an adjusted basis, after giving effect to:

  •
  the sale by us of 41,250,000 shares of newly-authorized common stock in this offering at the initial public offering price of $16.00 per share, after deducting underwriting discounts and commissions;

  •
  the payment of all of the proceeds of this offering, after deducting underwriting discounts and commissions, to the owners of CF Industries as described under "Use of Proceeds";

  •
  the reduction of a deferred tax asset of $111.5 million (generated by our net operating loss carryforwards of $279.2 million) to zero by application of a 100% valuation allowance, as described under "The Reorganization Transaction—Net operating loss carryforwards";

  •
  the write-off of unamortized financing fees of $2.0 million related to our existing senior revolving credit facility and term notes, which we intend to replace;

  •
  the repayment of $246.3 million of our existing long-term debt, plus associated prepayment penalties in the amount of $29.2 million, out of cash and short-term investments;

  •
  the payment of $3.8 million in connection with the termination of our LTIP (of which $1.7 million has been accrued as of June 30, 2005 and $2.1 million will be accrued upon completion of this offering) as described under "Management—Long-Term Incentive Plan"; and

  •
  the payment of $2.8 million for the estimated offering expenses to be incurred after June 30, 2005, of which $0.9 million will be recorded as a prepaid expense for director and officer insurance premiums, our adjusted net tangible book value as of June 30, 2005 would have been $712.6 million, or $12.96 per share of common stock. This represents an immediate decrease in net tangible book value of $2.38 per share to the owners of CF Industries and an immediate dilution in net tangible book value of $3.04 per share to new investors.

        The following table illustrates this dilution on a per share basis:

Initial public offering price per share		$16.00
Net tangible book value per share as of June 30, 2005	$15.34
Decrease in net tangible book value per share attributable to new investors	2.38

Adjusted net tangible book value per share after giving effect to the offering		12.96

Dilution in net tangible book value per share to new investors		$3.04

        The following table summarizes, on an adjusted basis as of June 30, 2005 after giving effect to the transactions described above, the total number of shares of common stock purchased from us, the total consideration paid to us, and the average price per share paid by the owners of CF Industries and by new investors purchasing shares in this offering:

	Shares Purchased		Total Consideration
					Average Price Per Share
	Number	Percent	Amount	Percent
Owners	13,750,000	25%	$183,577,500	22%	$13.35
New investors	41,250,000	75	660,000,000	78	16.00

Total	55,000,000	100%	$843,577,500	100%

        The foregoing computations exclude 2,750,900 shares of common stock issuable upon the exercise of stock options that we intend to grant to certain of our key employees on the date of this prospectus under our 2005 Equity and Incentive Plan, with a per-share exercise price equal to the public offering price, and 5,482,848 shares available for future grant or issuance under our 2005 Equity and Incentive Plan. To the extent the holders exercise these options, or we issue any other shares as incentive compensation under the Plan, there will be further dilution to new investors. See "Management—2005 Equity and Incentive Plan." The foregoing computations also exclude 16,252 shares of restricted stock that we intend to grant to our non-employee directors on the date of this prospectus under our 2005 Equity and Incentive Plan.

SELECTED HISTORICAL FINANCIAL AND OPERATING DATA

        The following table presents selected historical financial and operating data about us. CF Holdings was formed in April 2005 to serve as a holding company for our businesses. CF Holdings has not commenced operations and has no assets or liabilities. In order to facilitate this offering, we will consummate the Reorganization Transaction in which CF Holdings will become the successor to CF Industries for accounting purposes. See "The Reorganization Transaction."

        The following selected historical financial data for CF Industries as of December 31, 2003 and 2004 and for the years ended December 31, 2002, 2003, and 2004 have been derived from CF Industries' audited consolidated financial statements and related notes included elsewhere in this prospectus. The following selected historical financial data for CF Industries as of December 31, 2000, 2001 and 2002 and for the years ended December 31, 2000 and 2001 have been derived from CF Industries' unaudited consolidated financial statements, which are not included in this prospectus.

        The following selected historical financial data for CF Industries as of June 30, 2005 and for the six months ended June 30, 2004 and 2005 have been derived from CF Industries' unaudited consolidated financial statements and related notes included elsewhere in this prospectus. The following selected historical balance sheet data for CF Industries as of June 30, 2004 have been derived from CF Industries' unaudited consolidated financial statements, which are not included in this prospectus. In the opinion of management, such unaudited historical financial data reflect all adjustments, consisting only of normal and recurring adjustments, necessary for a fair presentation of the results for those periods. The results of operations for the interim periods are not necessarily indicative of the results to be expected for the full year or any future period.

        The selected historical financial and operating data should be read in conjunction with the information contained in "Management's Discussion and Analysis of Financial Condition and Results of Operations" and CF Industries' consolidated financial statements and related notes included elsewhere in this prospectus.

	Year ended December 31,					Six months ended June 30,
	2000	2001	2002	2003	2004	2004	2005
	(in thousands)
Statement of Operations Data:
Net sales	$1,160,474	$1,159,603	$1,014,071	$1,369,915	$1,650,652	$845,365	$1,085,985
Cost of sales	1,127,588	1,244,706	986,295	1,335,508	1,434,545	744,473	935,075

Gross margin	32,886	(85,103)	27,776	34,407	216,107	100,892	150,910
Selling, general and administrative	35,999	36,086	37,317	38,455	41,830	20,302	25,270
Other operating—net	11,630	13,106	9,294	1,557	25,043	5,035	2,891

Operating earnings (loss)	(14,743)	(134,295)	(18,835)	(5,605)	149,234	75,555	122,749
Interest expense	21,087	21,766	23,565	23,870	22,696	11,820	10,531
Interest income	(6,247)	(4,179)	(2,209)	(2,260)	(5,901)	(1,990)	(7,683)
Minority interest	2,418	(3,007)	6,409	6,031	23,145	9,707	12,365
Impairment of Bartow long-lived assets(1)	11,404	—	—	—	—	—	—
Impairment of investments in unconsolidated subsidiaries(2)	—	—	—	—	1,050	—	—
Other non-operating—net	(889)	(445)	(174)	(676)	(778)	(537)	(336)

Earnings (loss) before income taxes	(42,516)	(148,430)	(46,426)	(32,570)	109,022	56,555	107,872
Income tax provision (benefit)	(16,700)	(59,325)	(16,600)	(12,600)	41,400	21,477	42,757
Equity in earnings (loss) of unconsolidated subsidiaries	(11)	507	1,706	1,587	110	237	35
Cumulative effect of change in accounting principle—net of taxes(3)	—	14,440	—	—	—	—	—

Net earnings (loss)	$(25,827)	$(74,158)	$(28,120)	$(18,383)	$67,732	$35,315	$65,150

	Year ended December 31,					Six months ended June 30,
	2000	2001	2002	2003	2004	2004	2005
	(in thousands, except share and per share data)
Pro Forma Share and Per Share Data (unaudited):(4)
Pro forma basic and diluted net earnings (loss) per share	$(0.47)	$(1.35)	$(0.51)	$(0.33)	$1.23	$0.64	$1.18
Pro forma weighted average shares outstanding—basic and diluted	55,000,000	55,000,000	55,000,000	55,000,000	55,000,000	55,000,000	55,000,000
Other Financial Data:
EBITDA(5)	$84,643	$(13,709)	$84,960	$95,243	$233,543	$119,673	$163,466
Depreciation, depletion and amortization	112,366	102,223	108,471	105,014	108,642	53,562	53,207
Capital expenditures	52,273	41,734	26,303	28,684	33,709	12,923	33,244
Selected Operating Data:
Average selling prices (per ton)
Ammonia	$167	$205	$159	$236	$278	$275	$310
Urea	133	142	120	172	205	195	242
UAN	98	119	93	119	137	133	161
DAP	143	142	146	163	197	190	210
MAP	150	153	157	172	204	201	217
Sales volume (in thousand tons)
Ammonia	1,610	1,714	1,435	1,475	1,438	841	887
Urea	2,528	2,188	2,663	2,572	2,513	1,244	1,428
UAN	1,927	1,489	1,926	2,228	2,593	1,339	1,431
DAP	1,630	1,776	1,560	1,627	1,549	810	890
MAP	372	318	289	252	351	174	213
Cost of natural gas (per mmBTU)
Donaldsonville facility	$3.27	$4.11	$3.29	$5.20	$5.60	$5.24	$6.89
Medicine Hat facility	3.23	4.21	2.64	4.74	5.10	5.03	5.84
Average daily market price of natural gas (per mmBTU)
Henry Hub (Louisiana)	$4.29	$3.98	$3.35	$5.44	$5.85	$5.85	$6.67
AECO (Alberta)	3.73	3.55	2.60	4.72	5.04	5.01	5.76
	As of December 31,					As of June 30,
	2000	2001	2002	2003	2004	2004	2005
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$144,517	$48,985	$56,536	$77,146	$50,003	$40,565	$79,436
Short-term investments(6)	42,526	4,550	38,417	91,725	369,290	161,974	430,894
Total assets	1,593,715	1,300,913	1,303,532	1,404,879	1,546,971	1,289,632	1,500,811
Net debt(7)	298,852	291,520	271,224	290,654	51,029	114,449	(130,041)
Total debt	286,586	334,831	326,205	293,503	258,821	284,879	250,305
Customer advances	199,309	10,224	39,972	166,022	211,501	32,109	129,984
Stockholders' equity	844,726	769,475	740,929	733,511	787,289	763,586	853,037

(1)
Write-down of all Bartow production assets related to management's decision to end manufacturing activities at that facility.

(2)
The impairment of investments in unconsolidated subsidiaries in 2004 consisted of a $1.1 million write-off of the carrying value of our investment in Big Bend Transfer Co., L.L.C. as a result of a fundamental shift in the economics of converting dry sulfur to liquid.

(3)
Adoption of Statement of Financial Accounting Standards, or SFAS, 143—Accounting for Asset Retirement Obligations as of January 2001.

(4)
Pro forma net earnings (loss) per share is based on the weighted average number of shares of common stock outstanding after giving effect to the offering and the Reorganization Transaction discussed in "The Reorganization Transaction" assuming that they had occurred as of the beginning of the earliest period presented.

(5)
EBITDA is defined as net earnings (loss) plus interest—net, income tax provision (benefit) and depreciation, depletion and amortization. We have presented EBITDA because our management believes that it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry, some of which present EBITDA when reporting their results. We regularly evaluate our performance as compared to other companies in our industry that have different financing and capital structures and/or tax rates by using EBITDA. EBITDA is not a recognized term under GAAP and does not purport to be an alternative to net income, operating income or any other performance measures derived in accordance with GAAP. Because not all companies use identical calculations, this presentation of EBITDA may not be comparable to other similarly titled measures of other companies.

EBITDA is calculated and reconciled to net earnings (loss) income in the table below:

	Year ended December 31,					Six months ended June 30,
	2000	2001	2002	2003	2004	2004	2005
	(in thousands)
Calculation of EBITDA
Net earnings (loss)	$(25,827)	$(74,158)	$(28,120)	$(18,383)	$67,732	$35,315	$65,150
Interest—net(a)(b)	14,840	17,587	21,356	21,610	16,795	9,830	2,848
Income tax provision (benefit)	(16,700)	(59,325)	(16,600)	(12,600)	41,400	21,477	42,757
Depreciation, depletion and amortization(c)	112,366	102,223	108,471	105,014	108,642	53,562	53,207
Financing fees(d)	(36)	(36)	(147)	(398)	(1,026)	(511)	(496)

EBITDA	$84,643	$(13,709)	$84,960	$95,243	$233,543	$119,673	$163,466

  (a)
  Interest—net includes interest expense of $21.1 million, $21.8 million, $23.6 million, $23.9 million, $22.7 million, $11.8 million and $10.5 million and interest income of $6.2 million, $4.2 million, $2.2 million, $2.3 million, $5.9 million, $2.0 million and $7.7 million in the years ended December 31, 2000, 2001, 2002, 2003 and 2004 and the six months ended June 30, 2004 and 2005, respectively.

  (b)
  Includes an aggregate of $.9 million, $.6 million, $.2 million, $(.2) million, $(.4) million, $(.1) million and $(.1) million of interest-net attributable to CFL for the years ended December 31, 2000, 2001, 2002, 2003 and 2004 and the six months ended June 30, 2004 and 2005, respectively. We hold a 66% economic interest in CFL.

  (c)
  Includes an aggregate of $9.9 million, $8.9 million, $8.5 million, $9.5 million, $10.0 million, $5.1 million and $5.2 million of depreciation, depletion and amortization attributable to CFL for the years ended December 31, 2000, 2001, 2002, 2003 and 2004 and the six months ended June 30, 2004 and 2005, respectively. We hold a 66% economic interest in CFL.

  (d)
  Represents amortization of financing fees that are included both in interest—net and in amortization.

(6)
Short-term investments consist of available-for-sale auction rate securities that are reported at fair value.

(7)
Net debt is defined as total debt minus cash, cash equivalents and short-term investments, plus customer advances. We have presented net debt because management uses it in evaluating our capital structure. We include customer advances in this calculation to reflect the liability associated with our obligations to supply fertilizer in the future, which offsets cash received in the form of customer advances. Net debt does not include contractual obligations of CFL to distribute its earnings to its minority interest holder.

Net debt is calculated and reconciled to total debt in the table below:

	As of December 31,					As of June 30,
	2000	2001	2002	2003	2004	2004	2005
	(in thousands)
Calculation of net debt
Total debt	$286,586	$334,831	$326,205	$293,503	$258,821	$284,879	$250,305
Less cash, cash equivalents and short-term investments	187,043	53,535	94,953	168,871	419,293	202,539	510,330
Plus customer advances	199,309	10,224	39,972	166,022	211,501	32,109	129,984

Net debt	$298,852	$291,520	$271,224	$290,654	$51,029	$114,449	$(130,041)

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

        You should read the following discussion and analysis in conjunction with the "Selected Historical Financial and Operating Data" and the consolidated financial statements and related notes included elsewhere in this prospectus.

Our Company

        We are one of the largest manufacturers and distributors of nitrogen and phosphate fertilizer products in North America. Our operations are organized into two business segments: the nitrogen fertilizer business and the phosphate fertilizer business. Our principal products in the nitrogen fertilizer business are ammonia, urea and UAN. Our principal products in the phosphate fertilizer business are DAP and MAP. For the twelve months ended June 30, 2004, we supplied approximately 22% of the nitrogen and approximately 14% of the phosphate used in agricultural fertilizer applications in the United States. Our core market and distribution facilities are concentrated in the midwestern U.S. grain-producing states.

        Our principal assets include:

  •
  the largest nitrogen fertilizer complex in North America (Donaldsonville, Louisiana);

  •
  a 66% economic interest in the largest nitrogen fertilizer complex in Canada (which we operate in Medicine Hat, Alberta through CFL);

  •
  one of the largest integrated ammonium phosphate fertilizer complexes in the United States (Plant City, Florida);

  •
  the most-recently constructed phosphate rock mine and associated beneficiation plant in the United States (Hardee County, Florida); and

  •
  an extensive system of terminals, warehouses and associated transportation equipment located primarily in the midwestern United States.

Company History

        We were founded in 1946 as a fertilizer brokerage operation by a group of regional agricultural cooperatives seeking to pool their purchasing power. During the 1960s, we expanded our distribution capabilities and diversified into fertilizer manufacturing through the acquisition of several existing plants and facilities. During the 1970s and again during the 1990s, we expanded our production and distribution capabilities significantly, spending approximately $1 billion in each of these decades.

        Through the end of 2002, we operated as a traditional supply cooperative. Our focus was on providing our owners with an assured supply of fertilizer. Typically, over 80% of our annual sales volume was to our owners. Though important, financial performance was subordinate to our mandated supply objective.

        In 2002, we reassessed our corporate mission and adopted a new business model that established financial performance, rather than assured supply to our owners, as our principal objective. A critical aspect of our new business model is a more economically driven approach to the marketplace. We now pursue markets and customers and make pricing decisions with a primary focus on enhancing our financial performance. One result of this new approach has been a shift in our customer mix. In 2004, approximately 41% of our sales volume was to unaffiliated customers, more than double the percentage of our sales volume to this group in 2002.

        Concurrent with our new approach to the marketplace, we have been implementing other measures to improve the performance of our business. For example, we are focused on improving asset utilization, lowering our cost profile, and reducing our exposure to volatility in raw material and fertilizer prices. These measures, combined with our new approach to the marketplace and a leadership change in mid-2003, positioned us to capitalize on the improving industry conditions that began in the latter half of 2003.

        CF Holdings was formed as a Delaware corporation in April 2005 to hold the existing businesses of CF Industries. CF Holdings has not commenced operations and has no assets or liabilities. In order to facilitate this offering, we will consummate the Reorganization Transaction in which CF Industries will become a wholly-owned subsidiary of CF Holdings and CF Holdings will become the successor to CF Industries for accounting purposes. For additional information on the Reorganization Transaction, see "The Reorganization Transaction."

Key Industry Factors

        We operate in a highly competitive, global industry. Our products are globally-traded commodities and, as a result, we compete principally on the basis of delivered price and to a lesser extent on customer service and product quality. Moreover, our operating results are influenced by a broad range of factors, including those outlined below.

Global Supply & Demand

        Historically, global fertilizer demand has been driven primarily by population growth, changes in dietary habits and planted acreage and application rates, among other things. We expect these key variables to continue to have major impacts on long-term fertilizer demand for the foreseeable future. Short-term fertilizer demand depends on global economic conditions, weather patterns, the level of global grain stocks relative to consumption and farm sector income. Other geopolitical factors like temporary disruptions in fertilizer trade related to government intervention or changes in the buying patterns of key consuming countries such as China, India or Brazil often play a major role in shaping near-term market fundamentals. The economics of fertilizer manufacturing play a key role in decisions to increase or reduce capacity. Supply of fertilizers is generally driven by available capacity and operating rates, raw material costs, government policies and global trade.

Natural Gas Prices

        Natural gas is the most significant raw material required in the production of nitrogen fertilizers. For example, in 2004, our natural gas purchases accounted for approximately 61% of our total cost of sales for nitrogen fertilizers. North American natural gas prices have increased substantially and, since 1999, have become significantly more volatile. Our competitive position, on a worldwide basis, has been negatively impacted by the higher price of North American natural gas relative to the gas prices available to fertilizer producers in other regions of the world.

Farmers' Economics

        The demand for fertilizer is affected by the aggregate crop planting decisions and fertilizer application rate decisions of individual farmers. Individual farmers make planting decisions based largely on prospective profitability of a harvest, while the specific varieties and amounts of fertilizer they apply depend on factors like their current liquidity, soil conditions, weather patterns and the types of crops planted.

Global Trade in Fertilizer

        In addition to the relationship between global supply and demand, profitability within a particular geographic region is determined by the supply/demand balance within that region. Regional supply and demand can be influenced significantly by factors affecting trade within regions. Some of these factors include the relative cost to produce and deliver product, relative currency values and governmental policies affecting trade and other matters. Changes in currency values alter our cost competitiveness relative to producers in other regions of the world.

        Imports account for a significant portion of the nitrogen fertilizer consumed in North America. Producers of nitrogen-based fertilizers located in the Middle East, the former Soviet Union, the Republic of Trinidad and Tobago and Venezuela are major exporters to North America.

        The domestic phosphate fertilizer industry is tied to the global market through its position as the world's largest exporter of DAP/MAP. Historically, China has been a major source of demand for the U.S. phosphate fertilizer industry. China's reliance on imported phosphate fertilizers has decreased over the last three years as a matter of Chinese government policy to achieve self sufficiency in these products. However, growth in demand in other international markets, including Latin America and Western Europe, has largely offset declining imports by China.

Political and Social Government Policies

        The political and social policies of governments around the world can result in the restriction of imports, the subsidization of domestic producers and/or the subsidization of exports. Due to the critical role that fertilizers play in food production, the construction and operation of fertilizer plants often are influenced by these political and social objectives.

Factors Affecting Our Results

        Net Sales.    Our net sales are derived from the sale of nitrogen and phosphate fertilizers and are determined by the quantities of nitrogen and phosphate fertilizers we sell and the selling prices we realize. The volumes, mix and selling prices we realize are determined to a great extent by a combination of global and regional supply and demand factors.

        Cost of Sales.    Our cost of sales includes manufacturing costs, product purchases and distribution costs. Manufacturing costs, the most significant element of cost of sales, consist primarily of raw materials, maintenance, direct labor and other plant overhead expenses. Purchased product costs primarily include the cost to buy ammonia for use in our phosphate fertilizer business and the cost to purchase nitrogen fertilizers to augment our production. Distribution costs include the cost of freight required to transport finished products from our plants to our distribution facilities and storage costs prior to final shipment to customers.

        In mid-2003, we instituted our forward pricing program, which allows us to manage some of the risks created by volatility of fertilizer prices and natural gas costs. Through our forward pricing program, we offer our customers the opportunity to purchase product on a forward basis at prices and dates we propose. As our customers place forward nitrogen fertilizer orders with us, we lock in a substantial portion of the margin on the sale by effectively fixing the cost of natural gas, the largest and most volatile component of our supply cost. See "—Forward Pricing Program." As a result of fixing the selling prices of our products under our forward pricing program, often months in advance of their ultimate delivery to customers, our reported selling prices and margins may differ from market spot prices and margins available at the time of shipment.

        Selling, General and Administrative Expenses.    Our selling, general and administrative expenses mainly consist of salaries and other payroll-related costs for our executive, administrative, legal, financial and marketing functions, as well as certain taxes, insurance and professional service fees. We anticipate incurring higher selling, general and administrative expenses as a public company after the consummation of this offering. These expenses will include additional legal and corporate governance expenses, salary and payroll-related costs for additional accounting staff, director compensation, exchange listing fees, transfer agent and stockholder-related fees and increased premiums for director and officer liability insurance coverage.

        Other Operating—Net.    Other operating—net includes the costs associated with our Bartow phosphate facility (which has been largely idle since 1989) and other costs that do not relate directly to our central operations. Bartow facility costs include provisions for phosphogypsum stack and cooling pond closure costs. The term "other costs" refers to amounts recorded for environmental remediation for other areas of our business and litigation expenses.

        Interest Expense.    Our interest expense includes the interest on our long-term debt and notes payable and amortization of the related fees to execute required financing agreements.

        Interest Income.    Our interest income represents amounts earned on our cash and cash equivalents and short-term investments.

        Minority Interest.    Amounts reported as minority interest represent the 34% minority interest in the net operating results of CFL, our consolidated Canadian joint venture. We own 49% of the voting common stock of CFL and 66% of CFL's non-voting preferred stock. Two owners of CF Industries own 17% of CFL's voting common stock. The remaining 34% of the voting common stock and non-voting preferred stock of CFL is held by Westco. We designate four members of CFL's nine-member board of directors, which also has one member designated by each of the two owners of CF Industries that own an interest in CFL and three members designated by Westco.

        We operate the Medicine Hat facility and purchase approximately 66% of the facility's ammonia and urea production, pursuant to a management agreement and a product purchase agreement. The management agreement and the product purchase agreement are each terminable by either us or CFL upon twelve-months' notice. Westco has the right, but not the obligation, to purchase the remaining 34% of the facility's ammonia and urea production under a similar product purchase agreement. To the extent that Westco does not purchase its 34% of the facility's production, we are obligated to purchase any remaining amounts. Under the product purchase agreements, both we and Westco pay the greater of operating cost or market price for purchases. However, the product purchase agreements also provide that CFL will distribute its net earnings to us and Westco annually based on the respective quantities of product purchased from CFL. Our product purchase agreement also requires us to advance funds to CFL in the event that CFL is unable to meet its debts as they become due. The amount of each advance would be at least 66% of the deficiency and would be more in any year that we purchased more than 66% of Medicine Hat's production. We and Westco currently manage CFL such that each party is responsible for its share of CFL's fixed costs and that CFL's production volume meets the parties' combined requirements. We are currently in discussions with Westco regarding amendments to the CFL agreements, including an amendment to the management agreement that may reduce our management fee in exchange for other consideration.

        Impairment of Investments in Unconsolidated Subsidiaries.    Impairment of investments in unconsolidated subsidiaries represents the write-down of the carrying value of our investments in our joint ventures.

        Income Taxes.    Our income taxes reflect our consolidated tax provision or tax benefit as determined under our current status as a nonexempt cooperative. As a cooperative, we may declare distributions in the form of patronage. Patronage is defined as the distribution of the excess of revenues over costs arising from business done with owners of a cooperative. Patronage is deductible for income tax purposes, provided that at least 20% of the total distribution is paid in cash. After the completion of this offering, we will no longer be eligible for taxation as a cooperative, but CFL will continue to operate as a cooperative for Canadian tax purposes. As such, CFL's earnings are, and will continue to be, available for distribution as patronage. Excluding any deductions related to patronage, we are subject to corporate rates as provided under subchapter C of the Internal Revenue Code.

        As of December 31, 2004, we had total net operating loss carryforwards of $311.3 million. A gross deferred tax asset of $124.3 million related to these net operating loss carryforwards is included on our December 31, 2004 balance sheet. As of June 30, 2005, total net operating loss carryforwards were $279.2 million, and a related gross deferred tax asset of $111.5 million was included in deferred income taxes. Because our net operating loss carryforwards were generated from business conducted with our owners when we were a cooperative for tax purposes, there is substantial uncertainty under existing tax law whether any tax benefits from the related deferred tax asset will be realizable after the completion of this offering. As a result of this uncertainty, we will establish a valuation allowance equal to 100% of any of the deferred tax asset remaining after the consummation of this offering relating to the net operating loss carryforwards. We will record a non-cash charge to "Income Tax Expense" in the amount of the valuation allowance in the quarter in which the offering is completed.

        We intend to enter into an NOL Agreement with the owners of CF Industries in connection with the Reorganization Transaction relating to the treatment of the net operating loss carryforwards. Under the NOL Agreement, in the event that it is finally determined that our net operating loss carryforwards can be used after we are no longer a cooperative, we will pay the owners of CF Industries an amount equal to the federal and state income taxes actually saved after the completion of this offering as a result of the utilization of net operating loss carryforwards related to our former cooperative status. These payments, if any, will be made only after it has been finally determined that utilization of the net operating losses has provided us with actual tax savings. The NOL Agreement will not require that we operate in a way that maximizes the use of our cooperative-related net operating loss carryforwards. Costs incurred after completion of this offering in pursuing a determination regarding the usability of these net operating loss carryforwards will be borne by the owners of CF Industries.

        In the event that it is finally determined that our net operating loss carryforwards can be used when we are no longer a cooperative, we would remove the appropriate portion (up to 100%) of the valuation allowance that we established at the consummation of this offering, thereby increasing our net deferred tax assets, and record a corresponding income tax benefit for the amount of the valuation allowance. We would also record a charge to "Other Non-Operating—Net Expense" and establish a liability to our owners for the amount that the valuation allowance was reduced. When any related tax benefits are realized over time as a result of profitable operations, we will record accounting entries to reduce "Current Income Tax Expense" and "Current Income Taxes Payable" for the amount of those realized tax benefits. We would also record corresponding accounting entries to increase "Deferred Income Tax Expense" and to reduce "Deferred Income Taxes" (Deferred Tax Asset) for those same realized tax benefits. As cash payments are made to our owners for any tax benefits realized pursuant to the NOL Agreement, we will record accounting entries to decrease cash and decrease the liability to our owners for the amount of any such payments.

        In 2003, CFL, which operates as a cooperative, received a notice of proposed adjustment from the Canada Revenue Agency, or CRA, as a result of its audit of the tax years 1997 through 2000. The CRA's position was that we did not deal on an arms-length basis with CFL and, therefore, the C$35.8 million in management fees paid by CFL to us for the years under audit should not be allowed as a tax deduction. The total amount of exposure for the years under audit, consisting of income taxes and estimated interest, would have been approximately C$22.2 million. As of December 31, 2004, the CRA had completed the audit with no resulting assessment for the years 1997 through 2000 and confirmed that we and CFL were dealing at arms-length. The CRA further agreed, provided there has been no material change in the facts after 2000, that we and CFL were dealing at arms-length for the years 2001 through 2004. We and CFL believe that there has been no material change in facts. The CRA has reserved the right to audit all years subsequent to 2000, and has reserved the right to reopen the arms-length issue for years after 2004. On May 13, 2005, the Canadian Income Tax Act was amended to disallow the deduction of certain patronage distributions paid after March 22, 2004 to non-arm's length parties. It is unknown what impact, if any, this legislation will have on CFL's deductibility of patronage distributions in future years.

        In 2004, the CRA initiated and we settled a Canadian income tax audit of our subsidiary corporation CF Chemicals, Ltd., or CFCL, through which we operate CFL, for the tax years 1997 through 2004. Completion of the audit resolved a transfer pricing issue involving the allocation of certain income from CFL to us and CFCL. The settlement reached with the CRA increased the allocation of the income to CFCL but did not have a material impact on our financial statements.

        CFL distributes all of its earnings from the sale of fertilizer as patronage dividends to its customers for fertilizer, including us. For Canadian income tax purposes CFL is permitted to deduct an amount equal to the patronage dividends it paid to its customers, provided that certain Canadian income tax requirements are met. While CFL is not currently under audit by the Canadian tax authorities, CFL has recently received a preliminary inquiry from the CRA which questions whether CFL's past patronage distributions have met the requirements for full deductibility under Canadian income tax law. The past years that would be affected by this inquiry are 2002, 2003 and 2004. While CFL believes its allocation method complied with applicable law, CFL could be subject to Canadian income tax liabilities (exclusive of interest and penalties) for 2002, 2003 and 2004 of $5.8 million, $7.6 million and $24.7 million, respectively, and additional material Canadian income tax liabilities for future periods if its allocation method were determined to fail to meet the requirements for deductibility under Canadian tax law. We have a 66% economic interest in CFL.

        Equity in Earnings (Loss) of Unconsolidated Subsidiaries.    Equity in earnings (loss) of unconsolidated subsidiaries represents our share of the net earnings (loss) of the joint ventures in which we have an ownership interest.

Recent Developments

        On July 15, 2005, we sold our interest in our CF Martin Sulphur joint venture to our joint venture partner, an affiliate of Martin Resource Management, for $18.6 million. The transaction does not have a material impact on our consolidated statement of operations, as the selling price approximated the carrying value of our investment in CF Martin Sulphur. Concurrent with the sale, we entered into a multi-year sulfur supply contract with CF Martin Sulphur.

Results of Operations

        The following table presents our consolidated results of operations:

	Year ended December 31,			Six months ended June 30,
	2002	2003	2004	2004	2005
	(in thousands)
Net sales	$1,014,071	$1,369,915	$1,650,652	$845,365	$1,085,985
Cost of sales	986,295	1,335,508	1,434,545	744,473	935,075

Gross margin	27,776	34,407	216,107	100,892	150,910
Selling, general and administrative	37,317	38,455	41,830	20,302	25,270
Other operating—net	9,294	1,557	25,043	5,035	2,891

Operating earnings (loss)	(18,835)	(5,605)	149,234	75,555	122,749
Interest expense	23,565	23,870	22,696	11,820	10,531
Interest income	(2,209)	(2,260)	(5,901)	(1,990)	(7,683)
Minority interest	6,409	6,031	23,145	9,707	12,365
Impairment of investments in unconsolidated subsidiaries	—	—	1,050	—	—
Other non-operating—net	(174)	(676)	(778)	(537)	(336)

Earnings (loss) before income taxes	(46,426)	(32,570)	109,022	56,555	107,872
Income tax provision (benefit)	(16,600)	(12,600)	41,400	21,477	42,757
Equity in earnings (loss) of unconsolidated subsidiaries	1,706	1,587	110	237	35

Net earnings (loss)	$(28,120)	$(18,383)	$67,732	$35,315	$65,150

Segment Review

        Our business is organized and managed internally based on two segments, the nitrogen fertilizer business and the phosphate fertilizer business, which are differentiated primarily by their products, the markets they serve and the regulatory environments in which they operate. The following segment tables exclude information regarding our potash sales that were discontinued in 2003.

Nitrogen Fertilizer Business

        The following table presents summary operating data for our nitrogen fertilizer business:

	Year ended December 31,			Six months ended June 30,
	2002	2003	2004	2004	2005
	(in thousands, except percentage and price per ton amounts)
Net sales	$730,360	$1,058,246	$1,273,885	$656,122	$853,250
Cost of sales	711,134	999,677	1,080,086	569,335	718,905

Gross margin	$19,226	$58,569	$193,799	$86,787	$134,345

Gross margin percentage	2.6%	5.5%	15.2%	13.2%	15.7%
Tons of product sold	6,069	6,309	6,603	3,467	3,781
Sales volumes by product
Ammonia	1,435	1,475	1,438	841	887
Urea	2,663	2,572	2,513	1,244	1,428
UAN	1,926	2,228	2,593	1,339	1,431
Other nitrogen fertilizers	45	34	59	43	35
Average selling price per ton by product
Ammonia	$159	$236	$278	$275	$310
Urea	120	172	205	195	242
UAN	93	119	137	133	161

Phosphate Fertilizer Business

        The following table presents summary operating data for our phosphate fertilizer business:

	Year ended December 31,			Six months ended June 30,
	2002	2003	2004	2004	2005
	(in thousands, except percentage and price per ton amounts)
Net sales	$281,848	$309,798	$376,767	$189,243	$232,735
Cost of sales	273,363	334,053	354,459	175,138	216,170

Gross margin	$8,485	$(24,255)	$22,308	$14,105	$16,565

Gross margin percentage	3.0%	(7.8)%	5.9%	7.5%	7.1%
Tons of product sold	1,914	1,892	1,900	984	1,103
Sales volumes by product
DAP	1,560	1,627	1,549	810	890
MAP	289	252	351	174	213
Other phosphate fertilizers	65	13	—	—	—
Domestic vs export sales of DAP/MAP
Domestic	1,614	1,718	1,218	634	717
Export	235	161	682	350	386
Average selling price per ton by product
DAP	$146	$163	$197	190	$210
MAP	157	172	204	201	217

Six Months Ended June 30, 2005 Compared to Six Months Ended June 30, 2004

Consolidated Operating Results

        For the six months ended June 30, 2005, the nitrogen fertilizer industry benefited from tight global supply conditions, while the domestic phosphate fertilizer industry continued to show improvement due primarily to strong export demand. Our total gross margin increased by approximately $50.0 million, or 50%, from $100.9 million for the six months ended June 30, 2004 to $150.9 million for the six months ended June 30, 2005 due largely to improved market conditions and increased sales volume for both nitrogen and phosphate fertilizers. Net earnings improved to $65.2 million for the six months ended June 30, 2005 compared to $35.3 million for the same period in 2004, again reflecting stronger market conditions and increased sales volume for all fertilizers.

Net Sales

        Our net sales increased 29% to $1.1 billion in the six months ended June 30, 2005 compared to $0.9 billion in the six months ended June 30, 2004, due to an increase in sales volumes and higher average selling prices. Our total sales volume increased 10% to 4.9 million tons in the six months ended June 30, 2005 versus 4.5 million tons in the six months ended June 30, 2004, due to stronger industry conditions and increased market penetration with unaffiliated customers. Nitrogen fertilizer prices for the six months ended June 30, 2005 averaged 20% higher than the prices for similar products in the comparable period of 2004 reflecting strong demand and tight supply. Phosphate fertilizer prices in the six months ended June 30, 2005 were 10% higher than corresponding prices in the six months ended June 30, 2004, resulting primarily from strong international demand.

Cost of Sales

        Total cost of sales of our nitrogen fertilizers averaged $190 per ton in the six months ended June 30, 2005 compared to $164 per ton in the six months ended June 30, 2004, an increase of 16%, primarily due to higher natural gas prices. Compared with the relevant spot prices, our natural gas hedging activities resulted in higher natural gas costs of $8.1 million, which represented about 1% of total cost of sales of our nitrogen fertilizers in the six months ended June 30, 2005. The $8.1 million increase in natural gas costs consisted of a $10.7 million increase due to hedging activities associated with our forward pricing program, partially offset by a $2.6 million decrease resulting from hedging activities unrelated to our forward pricing program. In the six months ended June 30, 2004, compared with relevant spot prices, hedging activities unrelated to our forward pricing program lowered natural gas costs by $20.9 million, while hedging activities associated with our forward pricing program decreased natural gas costs by $2.2 million. Phosphate fertilizer cost of sales averaged $196 per ton in the six months ended June 30, 2005 compared to $178 per ton in the first six months of the prior year, an increase of 10%, mainly due to higher phosphate rock and ammonia costs.

Selling, General and Administrative Expenses

        Selling, general and administrative expenses increased 25% to $25.3 million in the six months ended June 30, 2005 compared to $20.3 million in the comparable period of 2004. The increase in the six months ended June 30, 2005 was largely due to increased administrative expenses related to preparation for this offering, performance-based management incentive compensation and expenses associated with our investment opportunity in the Republic of Trinidad and Tobago.

Other Operating—Net

        Other operating—net decreased from $5.0 million in the six months ended June 30, 2004 to $2.9 million in the same period of 2005. The $2.1 million decrease was largely due to the fact that, in the six months ended June 30, 2004, Bartow water treatment costs were expensed as incurred, whereas water treatment costs incurred in the comparable period of 2005 were charged against an asset retirement obligation, which was recorded in the fourth fiscal quarter of 2004. For a detailed explanation of the accounting for water treatment costs at Bartow, please refer to note 7 to our audited consolidated financial statements included in this prospectus.

Interest—Net

        Net interest expense decreased 71% from $9.8 million in the six months ended June 30, 2004 to $2.8 million in the six months ended June 30, 2005. Interest expense decreased 11% from $11.8 million in the six months ended June 30, 2004 to $10.5 million in the comparable period of 2005 primarily due to lower debt outstanding in the six months ended June 30, 2005. Interest income almost quadrupled from $2.0 million in the six months ended June 30, 2004 to $7.7 million in the six months ended June 30, 2005 as a result of higher average balances of invested cash and, to a lesser extent, higher average rates of return.

Minority Interest

        Amounts reported as minority interest represent the interest of the 34% minority holder of CFL's common and preferred shares. The increase in the first six months of 2005 was due to improved CFL operating results. The improvement in CFL operating results reflects stronger market conditions for nitrogen fertilizers.

Income Taxes

        Income taxes were recorded based on our estimated-annual-effective tax rate, which is based on applicable federal, foreign and state statutory rates. Our effective tax rate increased from 38% in the six months ended June 30, 2004 to 40% in the six months ended June 30, 2005 primarily due to higher effective state income tax rates. Our income tax provision for the six months ended June 30, 2004 was $21.5 million compared to $42.8 million for the comparable period in 2005, primarily due to improved operating results.

Equity in Earnings (Loss) of Unconsolidated Subsidiaries

        Equity in earnings of unconsolidated subsidiaries decreased from $237,000 in the six months ended June 30, 2004 to $35,000 in the six months ended June 30, 2005, due to lower operating results of our CF Martin Sulphur joint venture.

Nitrogen Gross Margin

        Net Sales.    Nitrogen fertilizer net sales increased 30% to $853.3 million in the six months ended June 30, 2005 compared to $656.1 million in the six months ended June 30, 2004, due to both higher average selling prices and an increase in sales volume. Nitrogen fertilizer sales volume increased 9% to 3.8 million tons in the six months ended June 30, 2005 compared to 3.5 million tons in the comparable period of 2004 due to a combination of stronger industry conditions and increased sales volume to unaffiliated customers. Ammonia, urea and UAN sales volume increased by 6%, 15% and 7%, respectively, in the six months ended June 30, 2005 compared to the six months ended June 30, 2004. The increase in ammonia and UAN sales volume in the six months ended June 30, 2005 resulted primarily from increased market penetration with unaffiliated customers. The increase in urea sales volume in the six months ended June 30, 2005 was largely due to stronger industry conditions and increased market penetration. Overall nitrogen fertilizer sales volume to unaffiliated customers increased from 36% of total nitrogen fertilizer sales volume in the six months ended June 30, 2004 to 38% of total nitrogen fertilizer sales volume in the six months ended June 30, 2005. Ammonia, urea and UAN sales prices increased by 13%, 24% and 21%, respectively, in the six months ended June 30, 2005 compared to the same period of the prior year. The increase in ammonia prices in the six months ended June 30, 2005 was due to strong U.S. demand and tight supply conditions in midwestern U.S. markets. Urea prices increased in the six months ended June 30, 2005 due to a tight world market caused by plant outages abroad and the impact of increased buying related to demand that had been deferred from previous periods. An improved overall nitrogen market combined with tight supplies supported higher UAN selling prices in the six months ended June 30, 2005.

        Cost of Sales.    Total cost of sales of our nitrogen fertilizers averaged $190 per ton in the six months ended June 30, 2005 compared to $164 per ton in the six months ended June 30, 2004, an increase of 16%, largely due to higher natural gas prices and higher purchased product costs. The overall weighted average cost of natural gas supplied to our Donaldsonville facility and CFL's Medicine Hat facility increased by 27% in the six months ended June 30, 2005 versus the cost in the comparable period of 2004 due to continued tight market conditions for natural gas. Purchased product costs were approximately $14.2 million higher in the six months ended June 30, 2005 than in the six months ended June 30, 2004, due to the overall increase in nitrogen fertilizer prices previously discussed.

        During the six months ended June 30, 2005, we sold approximately 2.6 million tons of nitrogen fertilizers under our forward pricing program, representing approximately 68% of our nitrogen fertilizer sales volume for the six month period. In the comparable period of 2004, we sold approximately 1.7 million tons of nitrogen fertilizers under this program, representing approximately 48% of our nitrogen fertilizer sales volume for the period.

Phosphate Gross Margin

        Net Sales.    Phosphate fertilizer net sales increased 23% to $232.7 million in the six months ended June 30, 2005 compared to $189.2 million in the six months ended June 30, 2004, due to a combination of increased sales volume and higher average selling prices. Our total level of phosphate fertilizer sales of 1.1 million tons in the six months ended June 30, 2005 represented an increase of 12% compared to the same period of 2004. Within our total phosphate fertilizer sales, sales of DAP/MAP to unaffiliated domestic customers increased by 139%, totaling 201,000 tons in the six months ended June 30, 2005 compared to 84,000 tons in the six months ended June 30, 2004. Our phosphate fertilizer sales volume to unaffiliated customers increased from 44% of total phosphate fertilizer sales volume in the six months ended June 30, 2004 to 53% of total phosphate fertilizer sales volume in the six months ended June 30, 2005. Average phosphate fertilizer prices in the six months ended June 30, 2005 increased by 10% compared to prices in the six months ended June 30, 2004, due largely to strong international phosphate fertilizer demand.

        Cost of Sales.    Phosphate cost of sales averaged $196 per ton in the six months ended June 30, 2005 compared to $178 per ton in the six months ended June 30, 2004. The 10% increase was mainly due to higher phosphate rock costs, higher ammonia costs and higher fixed costs per ton of production because of lower production levels resulting from scheduled plant turnarounds, partially offset by lower sulfur costs. Phosphate rock costs increased by 32% in the six months ended June 30, 2005 compared to the six months ended June 30, 2004 due primarily to increased costs resulting from less favorable mining conditions in the current period. Ammonia prices increased by 12% in the six months ended June 30, 2005 compared to the six months ended June 30, 2004, reflecting stronger global market conditions mainly in the second quarter of 2005. Sulfur costs decreased 8% during the six months ended June 30, 2005 as compared to the same period of 2004. The sulfur market returned to a balanced condition in the second quarter of 2005 from a surplus in the first quarter of 2005 that was created primarily by lower demand from phosphate producers as a result of plant turnarounds taken during the first quarter of 2005.

Year Ended December 31, 2004 Compared to Year Ended December 31, 2003

Consolidated Operating Results

        In 2004, the nitrogen fertilizer industry benefited from tight global supply conditions, while the domestic phosphate fertilizer industry strengthened due to strong export demand. Our total gross margin increased by approximately $181.7 million, or 528%, from $34.4 million in 2003 to $216.1 million in 2004 due largely to improved market conditions for both nitrogen and phosphate fertilizers. Net earnings improved to $67.7 million in 2004 compared to a net loss of $18.4 million in 2003, primarily reflecting stronger market conditions for all fertilizers. To a lesser degree, our increased profitability in 2004 was also due to our new approach to the marketplace and measures implemented to improve asset utilization and reduce costs.

Net Sales

        Our net sales increased 20% to $1.7 billion in 2004 compared to $1.4 billion in 2003, largely due to higher average selling prices and a slight increase in sales volume. Our total sales volume increased 4% to 8.5 million tons in 2004 versus 8.2 million tons in 2003, due to stronger industry conditions and increased market penetration with unaffiliated customers. Nitrogen fertilizer prices in 2004 averaged 15% higher than the prices for similar products in 2003, reflecting strong demand and tight supply. Phosphate fertilizer prices in 2004 were 21% higher than corresponding prices in 2003, resulting primarily from strong international demand.

Cost of Sales

        Total cost of sales of our nitrogen fertilizers averaged $164 per ton in 2004 compared to $158 per ton in 2003, an increase of 4%, primarily due to higher natural gas prices. Compared with the relevant spot prices, our natural gas hedging activities resulted in lower natural gas costs of $19.3 million, which represented about 2% of total cost of sales of our nitrogen fertilizers in 2004. The $19.3 million reduction in natural gas costs consisted of a $30.9 million decrease due to hedging activities unrelated to our forward pricing program, partially offset by an $11.6 million increase resulting from hedging activities associated with our forward pricing program. In 2003, compared with relevant spot prices, hedging activities unrelated to our forward pricing program lowered our natural gas costs by $10.5 million, while hedging activities associated with our forward pricing program increased natural gas costs by $2.1 million. Phosphate fertilizer cost of sales averaged $187 per ton in 2004 compared to $177 per ton in 2003, an increase of 6%, mainly due to higher ammonia costs.

Selling, General and Administrative Expenses

        Selling, general and administrative expenses increased 9% to $41.8 million in 2004 compared to $38.5 million in 2003. The increase in 2004 was largely due to increased expenses related to performance-based management incentive compensation, which were offset partially by lower payroll costs resulting from staff reductions and lower outside consulting fees.

Other Operating—Net

        Other operating—net increased from $1.6 million in 2003 to $25.0 million in 2004. The $23.4 million increase was due primarily to the following: a $10.5 million credit to Bartow phosphogypsum stack asset retirement costs (related to revised engineering estimates) in 2003 that did not reoccur in 2004; a $7.1 million charge recorded in 2004 for future expenditures to treat water stored in the Bartow phosphogypsum stack system; and a $4.7 million provision recorded in 2004 for other Bartow environmental remediation requirements.

        Other operating—net in 2004 also includes a $3.4 million provision for environmental remediation requirements at our Ahoskie, North Carolina nitrogen facility, which has been closed for 23 years.

Interest—Net

        Net interest expense decreased 22% from $21.6 million in 2003 to $16.8 million in 2004. Interest expense decreased 5% from $23.9 million in 2003 to $22.7 million in 2004 primarily due to scheduled debt reduction, while interest income increased 161% from $2.3 million in 2003 to $5.9 million in 2004 as a result of higher average balances of invested cash.

Minority Interest

        Amounts reported as minority interest represent the interest of the 34% minority holder of CFL's common and preferred shares. The increase in 2004 was due to improved 2004 CFL operating results. The improvement in CFL operating results reflects stronger market conditions for nitrogen fertilizers.

Impairment of Investments in Unconsolidated Subsidiaries

        Impairment of investments in unconsolidated subsidiaries in 2004 consisted of a $1.1 million write-off of our investment in Big Bend Transfer Co., L.L.C., or BBTC, our joint venture to construct and operate a dry sulfur remelting facility in Tampa, Florida. We wrote off our investment in BBTC due to a fundamental shift in the economics of converting dry sulfur to liquid. In the intervening five years since the joint venture discussions were initiated, domestic supplies of attractively-priced molten sulfur have increased substantially pursuant to increased production of cleaner grades of gasoline, which is expected to continue in the future.

Income Taxes

        Our effective tax rate in 2004 was 38% compared to 39% in 2003. The decrease in the effective tax rate from 2003 to 2004 was due largely to lower effective state income tax rates. Our income tax provision for 2004 was $41.4 million compared to a net tax benefit of $12.6 million in 2003, primarily due to improved operating results.

Equity in Earnings (Loss) of Unconsolidated Subsidiaries

        Equity in earnings of unconsolidated subsidiaries decreased from $1.6 million in 2003 to $110,000 in 2004, due to lower operating results of our CF Martin Sulphur joint venture.

Nitrogen Gross Margin

        Net Sales.    Nitrogen fertilizer net sales increased 20% to $1.3 billion in 2004 compared to $1.1 billion in 2003, due to both higher average selling prices and an increase in sales volume. Nitrogen fertilizer sales volume increased 5% to 6.6 million tons in 2004 compared to 6.3 million tons in 2003 due to stronger industry conditions and increased market penetration with unaffiliated customers. Declines in ammonia and urea sales volume of 3% and 2%, respectively, in 2004 compared to 2003 were more than offset by a 16% increase in UAN sales volumes. These strong overall UAN sales in 2004 resulted primarily from our continuing efforts to expand our customer base. Overall nitrogen fertilizer sales volume to unaffiliated customers increased from 28% of total nitrogen fertilizer sales volume in 2003 to 40% of total nitrogen fertilizer sales volume in 2004. Overall nitrogen fertilizer prices in 2004 averaged 15% higher than the prices for similar products in 2003 on a per ton of product basis, reflecting strong demand and tight supply caused largely by production outages at foreign producers in the face of continuing strong worldwide demand for nitrogen fertilizers.

        Cost of Sales.    Total cost of sales of our nitrogen fertilizers averaged $164 per ton in 2004 compared to $158 per ton in 2003, an increase of 4%, due to higher natural gas prices and higher purchased product costs. The overall weighted average cost of natural gas supplied to our Donaldsonville facility and CFL's Medicine Hat facility increased by 8% in 2004 versus the cost in 2003 due to continued tight supply of natural gas and high prices for crude oil and other energy substitutes. Purchased product costs were approximately $16 million higher in 2004 than in 2003, due to the overall increase in nitrogen fertilizer prices previously discussed.

        We instituted our forward pricing program in mid-2003. During 2004, we sold approximately 3.6 million tons of nitrogen fertilizers under this program, representing approximately 54% of our nitrogen fertilizer sales volume for the year.

Phosphate Gross Margin

        Net Sales.    Phosphate fertilizer net sales increased 22% to $376.8 million in 2004 compared to $309.8 million in 2003, largely due to higher average selling prices. Although our overall level of phosphate fertilizer sales of 1.9 million tons in 2004 approximated 2003 sales, the composition of our 2004 sales shifted significantly, with substantial increases in export sales and sales to unaffiliated domestic customers. Overall export sales of DAP/MAP increased 324%, totaling 682,000 tons in 2004 compared to 161,000 tons in 2003. Phosphate fertilizer sales volume to unaffiliated customers increased from 18% of total phosphate fertilizer sales volume in 2003 to 47% of total phosphate fertilizer sales volume in 2004. Average phosphate fertilizer prices in 2004 increased 21% compared to 2003, due to strong aggregate phosphate fertilizer demand.

        Cost of Sales.    Phosphate cost of sales averaged $187 per ton in 2004 compared to $177 per ton in 2003, an increase of 6%, mainly due to higher ammonia costs in 2004, partially offset by lower maintenance costs. Compared to 2003, ammonia prices in 2004 increased approximately 24%, primarily reflecting tighter global market conditions. Maintenance costs at our Plant City phosphate fertilizer complex were $6.4 million lower in 2004 than in 2003 due to a higher level of discretionary maintenance projects being completed in 2003.

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

Consolidated Operating Results

        In 2003, tighter global supply and stronger global demand contributed to stronger nitrogen fertilizer industry conditions in the second half of the year, while phosphate fertilizer industry conditions remained at depressed levels throughout the year. Our total gross margin in 2003 increased by approximately $6.6 million, or 24%, from $27.8 million in 2002 to $34.4 million in 2003 due to improved nitrogen fertilizer margins, which more than offset the relative weakness in our phosphate fertilizer business operating results. Our net loss improved to $18.4 million in 2003, compared to $28.1 million in 2002. The adoption of our new approach to the marketplace and other measures we have implemented to improve business performance also contributed to improvement in our operating results.

Net Sales

        Our net sales increased 35% to $1.4 billion in 2003 compared to $1.0 billion in 2002 due to higher selling prices and increased sales volume. Our total sales volume increased 3% to 8.2 million tons in 2003 as compared to 8.0 million tons in 2002, with a 47% increase in volumes sold to unaffiliated customers more than offsetting a 7% decline in volumes sold to our owners. Nitrogen fertilizer selling prices in 2003 averaged 40% higher than in 2002. Phosphate fertilizer prices in 2003 were 12% higher than they were in 2002.

Cost of Sales

        The cost of sales for our nitrogen fertilizers averaged $158 per ton in 2003 compared to $117 per ton in 2002, an increase of 35%, primarily due to higher natural gas prices. Compared with the relevant spot prices, our natural gas hedging activities resulted in lower natural gas costs of approximately $8.4 million, which represented about 1% of total cost of sales of our nitrogen fertilizers in 2003. The $8.4 million reduction in natural gas costs consisted of a $10.5 million decrease due to hedging activities unrelated to our forward program pricing, partially offset by a $2.1 million increase resulting from hedging activities associated with our forward pricing program. In 2002, our natural gas costs were $9.3 million lower than relevant spot prices due to hedging activities unrelated to our forward pricing program. The cost of sales of our phosphate fertilizers averaged $177 per ton in 2003 compared to $143 per ton in 2002, an increase of 24%, due to higher raw material and maintenance costs.

Selling, General and Administrative Expenses

        Selling, general and administrative expenses increased 3% to $38.5 million in 2003 compared to $37.3 million in 2002, resulting primarily from increases in employee benefit costs.

Other Operating—Net

        Other operating—net decreased from $9.3 million in 2002 to $1.6 million in 2003. In 2003, we recorded a $10.5 million credit to Bartow phosphogypsum stack asset retirement costs as a result of revised engineering estimates.

Interest—Net

        Net interest expense in 2003 of $21.6 million reflected a slight increase of $254,000 over net interest expense in 2002 due primarily to increased interest expense.

Minority Interest

        Amounts reported as minority interest represent the minority interest in CFL. The decrease of $378,000 in minority interest from 2002 to 2003 was due to a decrease in CFL's operating results.

Income Taxes

        Our effective tax rate in 2003 was 39% compared to 36% in 2002. The effective tax rate was lower in 2002 as compared to 2003 due primarily to the loss of benefits related to foreign tax credits subsequently converted into foreign tax deductions in 2003, partially offset by higher 2002 effective state income tax rates resulting from a change in the apportionment of income (loss) among various states. The income tax benefit for 2003 was $12.6 million compared to a net benefit of $16.6 million in 2002, primarily due to improved operating results.

Equity in Earnings (Loss) of Unconsolidated Subsidiaries

        Equity in earnings of unconsolidated subsidiaries decreased from $1.7 million in 2002 to $1.6 million in 2003, or 7%, due to lower operating results of our CF Martin Sulphur joint venture.

Nitrogen Gross Margin

        Net Sales.    Nitrogen fertilizer net sales increased 45% to $1.1 billion in 2003 compared to $.7 billion in 2002, due to higher average selling prices and an increase in sales volume. Nitrogen fertilizer sales volumes increased 4% to 6.3 million tons in 2003 compared to 6.1 million tons in 2002. Declines in urea sales volume of 3% in 2003 as compared to 2002 were more than offset by a 3% and 16% increase in ammonia and UAN sales volumes in 2003, respectively. These stronger UAN sales resulted primarily from our efforts to develop business with unaffiliated customers. Overall nitrogen fertilizer sales volume to unaffiliated customers increased from 18% of total nitrogen fertilizer sales volume in 2002 to 28% of total nitrogen fertilizer sales volume in 2003. Nitrogen fertilizer selling prices in 2003 averaged 40% higher than in 2002 on a per ton of product basis, reflecting improving industry conditions. In 2003, average ammonia and urea selling prices increased due to tighter global nitrogen fertilizer markets.

        Cost of Sales.    The cost of sales for our nitrogen fertilizers averaged $158 per ton in 2003 compared to $117 per ton in 2002, an increase of 35%, primarily due to higher natural gas prices. The overall weighted average cost of natural gas supplied to Donaldsonville and Medicine Hat increased by 63%. The increase in natural gas prices in 2003 was due to increased demand and supply concerns as demand growth exceeded increased natural gas production.

Phosphate Gross Margin

        Net Sales.    Phosphate fertilizer net sales in 2003 were $309.8 million, a 10% increase over 2002 primarily due to higher average selling prices. At 1.9 million tons, the sales volume of DAP/MAP for 2003 was approximately equal to the volume of product sold in 2002. Phosphate fertilizer prices in 2003 were 12% higher than they were in 2002.

        Cost of Sales.    The cost of sales of our phosphate fertilizers averaged $177 per ton in 2003 compared to $143 per ton in 2002, an increase of 24%, due to higher ammonia and sulfur prices and phosphate rock costs and increased maintenance costs. Ammonia prices increased 72% in 2003 compared to 2002, reflecting tighter global market conditions. Partially driven by increased phosphate fertilizer production, sulfur prices increased 42% in 2003 as compared to 2002. Maintenance costs at our Plant City phosphate fertilizer complex were $9.8 million higher in 2003 than in 2002, due to discretionary maintenance projects that had been deferred in earlier periods.

Liquidity and Capital Resources

        The primary sources of cash for working capital, capital expenditures and acquisitions are operating cash flow and our senior revolving credit facility. Our primary uses of cash are operating costs, working capital needs, debt service requirements and capital expenditures. Our working capital requirements are affected by several factors, including demand for our products, selling prices for our products, raw material costs, freight costs and seasonality factors inherent in the business.

        All of the proceeds of this offering, including any proceeds from the sale of shares pursuant to the underwriters' over-allotment option, will be paid, after deducting underwriting discounts and commissions, to the owners of CF Industries in connection with the Reorganization Transaction, and we will not retain any of the proceeds from this offering. See "Use of Proceeds."

Cash Balance and Other Liquidity

        As of June 30, 2005, we had cash and cash equivalents of $79.4 million, short-term investments of $430.9 million and a $130.0 million current liability attributable to customer advances related to cash deposits received under our forward pricing program. As of December 31, 2004, the comparable amounts were $50.0 million, $369.3 million and $211.5 million, respectively. Short-term investments consist of available-for-sale auction rate securities that are reported at fair value. We believe that our cash, cash equivalents and short-term investments, our operating cash flows and liquidity under our revolving credit facility are adequate to fund our cash requirements for the foreseeable future. As of June 30, 2005 and December 31, 2004, we had $77 million and $120 million available, respectively, under our revolving credit facility.

        We reclassified $369.3 million of auction rate securities from cash and cash equivalents to short-term investments on the consolidated balance sheet as of December 31, 2004. This reclassification was also made on prior years' consolidated financial statements to conform to the current year's presentation. On the consolidated cash flow statement, corresponding adjustments have been made to reflect the gross purchases and gross sales and maturities of these securities as investing activities rather than a component of cash and cash equivalents. These reclassifications had no impact on previously reported net income or cash flow from operations.

        We offer a forward pricing program to our customers under which product may be ordered for future delivery, with a substantial portion of the sales price being collected before the product is shipped, thereby reducing or eliminating the accounts receivable related to such sales. See "—Forward Pricing Program." While customer advances were a significant source of liquidity in 2003, 2004 and the first six months of 2005, the level of sales under the forward pricing program is affected by many factors, including current market conditions and our customers' perceptions of future market fundamentals. If the level of sales under the forward pricing program were to decrease in the future, our cash received from customer advances would likely decrease, and our accounts receivable balances would likely increase. Also, borrowing under our revolving credit facility could become necessary as a further consequence. Future participation in the forward pricing program may not be at the levels that we have experienced over the past two years. Due to our lack of history with this program and the volatility inherent in our business, we cannot estimate the amount of future forward pricing program sales activity.

Debt

        As of June 30, 2005, our long-term debt, including current maturities, totaled $246.3 million, compared to $254.8 million as of December 31, 2004. Notes payable, representing amounts owed to the CFL minority interest holder with respect to advances, were $4.0 million as of June 30, 2005 compared to $4.1 million as of December 31, 2004.

        Our long-term debt bears interest at both fixed and variable rates. Notes payable bear interest at a variable rate. Our $140 million revolving credit facility is available through September 26, 2006. This facility is secured by working capital, certain equipment and the Donaldsonville nitrogen fertilizer complex. Borrowing at any time is limited to the lesser of $140 million or the available collateral, offset by customer advances as defined in our senior credit agreement. Available credit as of June 30, 2005 and December 31, 2004, was approximately $77 million and approximately $120 million, respectively. There were no outstanding borrowings under this facility as of June 30, 2005 or December 31, 2004.

        We plan to repay our existing term notes and pay the associated make-whole prepayment penalty on these notes with cash on hand and short-term investments shortly after the consummation of this offering. As of July 31, 2005, the outstanding balance of the term notes was approximately $235.6 million and the associated make-whole penalty was approximately $28.6 million. We also plan to replace our existing $140 million senior revolving credit facility with a new $250 million senior credit facility to become effective on the completion of this offering. CF Industries has entered into a commitment letter with J.P. Morgan Securities Inc. and JPMorgan Chase Bank, N.A. for this new facility. See "Description of Certain Indebtedness."

        As a result of the proposed repayment of our term notes, we are also considering possible new long-term debt financing opportunities, depending on market conditions and other relevant factors. There can be no assurance, however, that we will be able to raise additional long-term debt financing on terms acceptable to us or at all.

Capital Spending

        Capital expenditures are made to sustain our asset base, to increase our capacity and to improve plant efficiency. In response to the difficult industry environment over the last several years, we deferred non-essential capital expenditures whenever it was possible to do so without compromising the operational integrity of our facilities or the safety of our employees. We expect to spend approximately $70 million to $80 million on capital expenditures in each of 2005 and 2006. This amount includes approximately $14 million to $21 million each year for capital expenditures at CFL, of which we are obligated to fund 66%. These amounts do not include expenditures related to opportunities for new investment, such as the project to construct a world-scale ammonia and UAN manufacturing facility in the Republic of Trinidad and Tobago that we are currently studying with Terra Industries and ANSA McAL.

Financial Assurance Requirements

        In addition to various operational and environmental regulations related to our phosphate fertilizer business, we are also subject to financial assurance requirements. The purpose of these requirements is to assure the government that sufficient company funds will be available for the ultimate closure, post-closure care and/or reclamation at our facilities. Currently, these financial assurance requirements can be satisfied without the need for any expenditure of corporate funds if our financial statements meet certain criteria, referred to as the financial tests. However, pursuant to a recent amendment to Florida's regulations governing financial assurance related to the closure of phosphogypsum stacks, we intend to establish a trust fund to meet such obligations to take advantage of a "Safe Harbor" provision of the new regulations. Beginning in 2006, we expect to contribute between $2 million and $5 million annually over the next ten years, based upon an assumed rate of return of 4% on invested funds, to a fund earmarked to cover the closure and long-term maintenance and monitoring costs for our phosphogypsum stacks, as well as any costs incurred to manage our wastewater upon closure of the stacks. The amount of money that will have accumulated in the trust fund by the end of the ten-year period, including interest earned on contributed funds, is currently expected to be approximately $37 million. After the initial ten years, contributions to the trust fund are expected to average approximately $1 million annually for the following 16 years. The trust fund is expected to approximate $92 million at the end of 26 years assuming a 4% return on the invested funds. The amounts recognized as expense in our operations pertaining to phosphogypsum stack closure and land reclamation are determined and accounted for as described in note 7 to our audited consolidated financial statements included in this prospectus. These amounts are expected to differ from the amounts anticipated to fund the trust, which are based on the guidelines set forth in the Florida regulations. Ultimately, the cash in these trust funds will be used to settle the asset retirement obligations. Additionally, the Florida legislature recently passed a bill that would require mining companies to demonstrate financial responsibility for wetland and other surface water mitigation measures in advance of any mining activities. If this bill becomes law, we may be required to demonstrate financial responsibility for wetland and other surface water mitigation measures if and when we expand our Hardee mining activities to new geographical areas not currently permitted.

Cash Flows

Operating Activities

  Six Months Ended June 30, 2005 Compared to Six Months Ended June 30, 2004

        Net cash generated from operating activities during the first six months of 2005 was $133.0 million compared to $55.1 million in the same period in 2004. An increase in operating earnings of $47.2 million for the six months ended June 30, 2005, along with a $29.7 million decrease in the amount of cash used to fund working capital, accounted for most of the $77.9 million improvement in cash provided by operating activities. Net changes in working capital consumed $33.0 million of cash flow in the first six months of 2005 compared to $62.7 million in the comparable period of 2004. During the first six months of 2005, accounts receivable increased by $48.8 million and customer advances decreased by $81.5 million, resulting in a net use of cash of $130.3 million, which was partially offset by a $91.9 million decrease in inventories. The increase in accounts receivable was due to increased sales volume and higher prices realized for sales on account. The decrease in customer advances was primarily due to lower levels of forward purchases on order as of June 30, 2005 as compared to December 31, 2004. The decreased inventories were largely due to fewer quantities held at June 30, 2005. The primary reason for the $62.7 million use of cash in working capital for the six months ended June 30, 2004 was a $133.9 million decrease in customer advances partially offset by a $17.7 million decrease in accounts receivable and a $46.2 million decrease in inventories. The decrease in customer advances during the six months ended June 30, 2004 was due primarily to lower levels of forward purchases on order as of June 30, 2004 as compared to December 31, 2003.

  Year Ended December 31, 2004 Compared to Year Ended December 31, 2003

        Net cash generated from operating activities in 2004 was $344.3 million compared to $136.9 million in 2003. The $207.4 million improvement in cash flows from operating activities in 2004 was due primarily to a $154.8 million improvement in operating earnings and a $24.6 million increase in cash generated by changes in working capital. Net changes in working capital generated $100.5 million of cash flow in 2004 compared to $75.9 million generated in 2003. In 2004, accounts receivable decreased by $41.4 million, accounts payable and accrued expenses increased $44.1 million and customer advances increased $45.5 million. The decrease in accounts receivable was due primarily to an increase in sales volume shipped under the forward pricing program for which full payment was received prior to shipment. The increased accounts payable and accrued expenses were largely related to higher trade credit obligations to our gas suppliers, reflecting higher natural gas prices. The increase in customer advances in 2004 was due to expanded participation in our forward pricing program. The net positive effects from the above changes in operating cash flows were partially offset by a $26.4 million increase in inventories due to higher raw material prices and a $4.1 million increase in margin deposits due primarily to higher margin requirements. The primary reason for the $75.9 million source of cash in working capital in 2003 was the $126.1 million increase in customer advances due to expanded customer participation in our forward pricing program, which we instituted in 2003. The increase in cash flow from customer advances was partially offset by a $16.6 million increase in accounts receivable, a $21.1 million increase in margin deposits and a $13.6 million increase in inventories. The increase in accounts receivable was due primarily to increased net sales, and the increase in margin deposits was related to natural gas hedges established as of December 31, 2003. The increase in inventories was primarily due to higher raw material prices.

  Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

        Net cash generated from operating activities in 2003 was $136.9 million compared to $76.9 million in 2002. The increase of $60.0 million in 2003 was primarily due to a $65.2 million increase in cash generated by changes in working capital. Net changes in working capital generated $75.9 million of cash flow in 2003 compared to $10.7 million generated in 2002. Customer advances increased by $126.1 million in 2003 due to expanded customer participation in our forward pricing program, which we instituted in 2003. The increase in cash flow from customer advances was partially offset by a $16.6 million increase in accounts receivable, a $21.1 million increase in margin deposits and a $13.6 million increase in inventories. The increase in accounts receivable was due primarily to increased net sales, and the increase in margin deposits was related to natural gas hedges established as of December 31, 2003. The increase in inventories was primarily due to higher raw material prices. The primary reason for the $10.7 million source of cash in working capital in 2002 was a $29.8 million increase in customer advances, partially offset by a $6.9 million increase in accounts receivable, a $7.2 million increase in margin deposits and a $7.1 million increase in inventories. Customer advances increased due to greater quantities on order and higher selling prices. The increase in accounts receivable was due primarily to higher sales volumes and the increase in margin deposits was related to higher margin requirements. The increase in inventories was primarily due to higher raw material prices.

Investing Activities

  Six Months Ended June 30, 2005 Compared to Six Months Ended June 30, 2004

        Net cash used in investing activities was $82.0 million for the first six months of 2004 compared to $94.9 million in the first six months of 2005. The increase in additions to property, plant and equipment-net in 2005 was due primarily to a $13.1 million increase in plant turnaround costs incurred during the first six months of 2005 as compared to the first six months of 2004. Net purchases of short-term investments were $61.6 million during the six months ended June 30, 2005 as compared to $70.3 million during the same period of the prior year. The level of short-term investments, generally auction rate securities which we liquidate over periods ranging from three to twelve months, is dictated by our current cash position and estimated future requirements.

  Years Ended December 31, 2004, 2003 and 2002

        Net cash used in investing activities was $59.8 million, $78.6 million and $309.3 million in 2002, 2003 and 2004, respectively. Additions to property, plant and equipment-net accounted for $26.3 million, $28.7 million and $33.7 million in 2002, 2003 and 2004, respectively. These additions were primarily related to operational improvements, maintenance capital, plant turnaround costs and mining dam costs. Cash used to purchase short-term investments of $103.1 million, $226.5 million and $818.8 million was offset by the proceeds generated from the sales and maturities of short-term investments in the amounts of $69.0 million, $173.4 million and $541.2 million in 2002, 2003 and 2004, respectively.

Financing Activities

  Six Months Ended June 30, 2005 Compared to Six Months Ended June 30, 2004

        Net cash used in financing activities, consisting mainly of payments on long-term debt, was $8.5 million in the first six months of both 2004 and 2005. We had no outstanding borrowings under our revolving credit facilities at the end of the second quarter of either 2005 or 2004.

  Years Ended December 31, 2004, 2003 and 2002

        Net cash used in financing activities was $9.9 million, $40.5 million and $61.3 million in 2002, 2003 and 2004, respectively. Payments on long-term debt of $21.4 million, $33.4 million and $34.9 million were made in 2002, 2003 and 2004, respectively. We incurred $70.0 million of long-term debt in 2002 and used the proceeds to repay $55.0 million of outstanding borrowings under our revolving credit facility and to refinance $15.0 million of existing long-term debt. At the end of 2003 and 2004, we did not have any outstanding borrowings under our revolving credit facilities. The $21.7 million increase in distributions to minority interest in 2004 was due to the improved financial results of CFL in 2004.

Obligations

Contractual Obligations

        The following is a summary of our contractual obligations as of December 31, 2004:

	Payments Due by Period
	2005	2006	2007	2008	2009	After 2009	Total
	(in thousands)
Contractual Obligations
Debt
Long-term debt	$19,917	$19,917	$32,416	$34,500	$34,500	$113,500	$254,750
Notes payable(1)	—	—	—	—	4,071	—	4,071
Interest payments on long-term debt(2)	18,289	17,054	15,775	13,353	10,764	16,900	92,135
Other Obligations
Operating leases(3)	9,576	6,691	3,840	2,141	783	305	23,336
Equipment purchases and plant improvements	2,681	—	—	—	—	—	2,681
Purchase obligations(4)(5)(6)	206,522	25,000	—	—	—	—	231,522

Total	$256,985	$68,662	$52,031	$49,994	$50,118	$130,705	$608,495

(1)
Represents notes payable to the CFL minority interest holder. While the entire principal amount is due December 31, 2009, CFL may prepay all or a portion of the principal at its sole option.

(2)
Based on interest rates and debt balances as of December 31, 2004.

(3)
Includes short-term leases for railcars, distribution facilities, vehicles and equipment.

(4)
Includes minimum commitments to purchase ammonia, urea and UAN for resale in our markets and commitments to purchase ammonia and sulfur for use in phosphate fertilizer production. Amounts set forth above are based on spot prices as of December 31, 2004 and actual prices may differ.

(5)
Liquid markets exist for the possible resale of ammonia, urea and UAN purchased for resale in our markets and ammonia and sulfur purchased for use in phosphate fertilizer production under the majority of these commitments, but gains or losses could be incurred on resale.

(6)
Purchase obligations do not include any amounts related to our commitments to purchase natural gas at prevailing spot prices nor our financial hedges associated with natural gas purchases.

        As of June 30, 2005, we had additional purchase obligations relating to urea and UAN for resale in our markets and ammonia for use in our phosphate fertilizer production. As of June 30, 2005, total payments due during 2006 for purchase obligations were $147.7 million.

Other Long-Term Obligations

        As of December 31, 2004, our other liabilities included balances related to asset retirement obligations and environmental remediation liabilities and shutdown costs. The estimated timing and amount of cash outflows associated with these liabilities are as follows:

	Payments Due by Period
	2005	2006	2007	2008	2009	After 2009	Total
	(in thousands)
Other Long-Term Obligations
Asset retirement obligations(1)(2)	$13,017	$5,153	$5,554	$2,839	$2,856	$181,298	$210,717
Environmental remediation liabilities and shutdown costs	4,230	1,005	424	415	350	5,250	11,674

Total	$17,247	$6,158	$5,978	$3,254	$3,206	$186,548	$222,391

(1)
Represents the undiscounted, inflation-adjusted estimated cash outflows required to settle the asset retirement obligations. The corresponding present value of these future expenditures is $52.7 million as of December 31, 2004 and $48.4 million as of June 30, 2005. We have an asset retirement obligation at CFL's Medicine Hat facility for certain decommissioning and land reclamation activities upon cessation of operations. We also have an asset retirement obligation at our Donaldsonville, Louisiana nitrogen complex for reclamation of two effluent ponds upon cessation of operations. We have determined that no reasonable estimate of these obligations can be made because a date or range of dates for cessation of operations is not determinable. Therefore, the table above does not contain any cash flows for these asset retirement obligations. See note 7 to our audited consolidated financial statements included in this prospectus for further discussion of asset retirement obligations. As described in "—Financial Assurance Requirements," we intend to set aside cash on a regular basis to a trust fund established to cover costs associated with closure of our phosphogypsum stack system. This trust fund will be the source of a significant portion of the cash required to settle our asset retirement obligations.

(2)
Cash flows occurring after 2009 are detailed in the following table.

        The following table details the undiscounted, inflation-adjusted estimated cash flows after 2009 required to settle asset retirement obligations, as discussed above.

	Payments Due by Period
	2010-23	2024-30	2031-34	2035-42	2043-47	After 2048	Total
	(in thousands)
Asset Retirement Obligations After 2009 Cash Flows	$38,695	$18,319	$57,058	$29,248	$11,756	$26,222	$181,298

Off-Balance Sheet Arrangements

        We do not have any off-balance sheet arrangements that have or are reasonably likely to have a material current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Critical Accounting Policies and Estimates

        Our discussion and analysis of our financial condition, results of operations, liquidity and capital resources is based upon our consolidated financial statements, which have been prepared in accordance with United States generally accepted accounting principles, or GAAP. GAAP requires that we make estimates and judgments that affect the reported amounts of assets, liabilities, revenues, expenses and related disclosure of contingent assets and liabilities. On an ongoing basis, we evaluate our estimates. We base our estimates on historical experience, technological assessment and the most recent information available to us. Actual results may differ from these estimates. Changes in estimates that may have a material impact on our results are discussed in the context of the underlying financial statement to which they relate. The following discussion presents information about our most critical accounting policies and estimates.

Revenue Recognition

        We recognize revenue when title is transferred to the customer, which can be at the plant gate, a distribution facility, a supplier location or a customer destination. In some cases, application of this policy requires that we make assumptions or estimates regarding a component of revenue, discounts and allowances, or creditworthiness of the customer. We make those estimates based on the most recent information available and historical experience, but they may be affected by subsequent changes in market conditions.

Inventory Valuation

        We review our inventory balances at least annually, and more frequently if required by market conditions, to determine if the carrying amount of inventories exceeds their net realizable value. This review process incorporates current industry and customer-specific trends, current operational plans for the inventory and historical price activity of inventory. If the carrying amount exceeds the estimated net realizable value, we would immediately adjust our inventory balances accordingly. If the actual sales price ultimately realized were to be less than our estimate of net realizable value, additional losses would be incurred in the period of liquidation.

Asset Retirement Obligations and Environmental Remediation Liabilities

        Costs associated with the closure of our phosphogypsum stack systems at the Bartow and Plant City, Florida phosphate fertilizer complexes, and costs associated with land reclamation activities at our Hardee, Florida phosphate rock mine, are accounted for in accordance with SFAS No. 143—Accounting for Asset Retirement Obligations. If the cost of closure can be reasonably estimated, asset retirement obligations are recognized in the period in which the related assets are put into service. These obligations are capitalized at their present value and a corresponding asset retirement liability is recorded. The liability is adjusted in subsequent periods through accretion expense. Accretion expense represents the increase in the present value of the liability due to the passage of time. The asset retirement costs capitalized as part of the carrying amount of the related asset are depreciated over their estimated useful life. The aggregate carrying value of all of our asset retirement obligations was $52.7 million as of December 31, 2004 and $48.4 million as of June 30, 2005.

        Environmental remediation liabilities are recognized when the related costs are considered probable and can be reasonably estimated consistent with the requirements of SFAS No. 5—Accounting for Contingencies. Estimates of these costs are based upon currently available facts, existing technology, site-specific costs and currently enacted laws and regulations. In reporting environmental liabilities, no offset is made for potential recoveries. All liabilities are monitored and adjusted as new facts or changes in law or technology occur. In accordance with GAAP, environmental expenditures are capitalized when such costs provide future economic benefits. Changes in laws, regulations or assumptions used in estimating these costs could have a material impact on our financial statements. The amount recorded for environmental remediation liabilities totaled $11.7 million as of December 31, 2004 and $11.1 million as of June 30, 2005.

        The actual amounts to be spent on asset retirement obligations and environmental remediation liabilities will depend on factors such as the timing of activities, refinements in scope, technological developments and cost inflation, as well as present and future environmental laws and regulations. The estimates of amounts to be spent are subject to considerable uncertainty and long timeframes. Changes in these estimates could have a material impact on our results of operations and financial position.

Recoverability of Long-Lived Assets

        We review the carrying values of our plant, property and equipment on a regular basis in accordance with SFAS No. 144—Accounting for the Impairment or Disposal of Long-Lived Assets. If impairment of an asset has occurred, an impairment charge is recognized immediately. Factors that we must estimate when performing impairment tests include sales volume, prices, inflation, discount rates, exchange rates, tax rates and capital spending. Significant judgment is involved in estimating each of these factors, which include inherent uncertainties. The recoverability of the values associated with our long-lived assets is dependent upon future operating performance of the specific businesses to which the assets are attributed. Certain of the operating assumptions are particularly sensitive to the cyclical nature of the fertilizer business.

Deferred Income Taxes

        Our deferred income tax assets and liabilities arise from tax net operating losses and temporary differences between income tax requirements and financial statement reporting. The most salient factors in this regard are typically depreciation and amortization, depletable mineral properties, retirement benefits and asset retirement obligations. We record a valuation allowance if we believe that it is more likely than not that a deferred tax asset will not be realized.

        The eventual realization of the deferred tax assets recorded depends on our ability to generate sufficient taxable income in future periods. Sources of future taxable income include reversals of existing temporary differences and operating earnings to be generated in future years. Estimates involving the projection of future earnings are subject to significant uncertainties and, therefore, are highly susceptible to change. Changes in such projections can result in material adjustments to our consolidated income tax provision.

        As of December 31, 2004, we had total net operating loss carryforwards of $311.3 million. A gross deferred tax asset of $124.3 million related to these net operating loss carryforwards is included on our December 31, 2004 balance sheet. As of June 30, 2005, total net operating loss carryforwards were $279.2 million, and a related gross deferred tax asset of $111.5 million was included in deferred income taxes. Because our net operating loss carryforwards were generated from business conducted with our owners when we were a cooperative for tax purposes, there is substantial uncertainty under existing tax law whether any tax benefits from the related deferred tax asset will be realizable after the completion of this offering. As a result of this uncertainty, we will establish a valuation allowance equal to 100% of any of the deferred tax asset remaining after the consummation of this offering relating to the net operating loss carryforwards. We will record a non-cash charge to "Income Tax Expense" in the amount of the valuation allowance in the quarter in which the offering is completed.

        We intend to enter into an NOL Agreement with the owners of CF Industries in connection with the Reorganization Transaction relating to the treatment of the net operating loss carryforwards. Under the NOL Agreement, in the event that it is finally determined that our net operating loss carryforwards can be used after we are no longer a cooperative, we will pay the owners of CF Industries an amount equal to the federal and state income taxes actually saved after the completion of this offering as a result of the utilization of net operating loss carryforwards related to our former cooperative status. See "The Reorganization Transaction."

Pension Assets and Liabilities

        Pension assets and liabilities are affected by the market value of plan assets, estimates of the expected return on plan assets, plan design, actuarial estimates and discount rates. Actual changes in the fair market value of plan assets and differences between the actual return on plan assets and the expected return on plan assets will affect the amount of pension expense ultimately recognized. Our benefit obligation related to our pension plans was $214.6 million at December 31, 2004, which was $41.2 million higher than pension plan assets. The December 31, 2004 benefit obligation was computed based on a 5.75% discount rate, which was based on yields for high-quality corporate bonds with a maturity approximating the duration of our pension liability. Declines in comparable bond yields would increase our benefit obligation. Our net benefit obligation, after deduction of plan assets, could increase or decrease depending on the extent to which returns on pension plan assets are lower or higher than the discount rate. The 8.5% expected long-term rate of return on assets is based on studies of actual rates of return achieved by equity and non-equity investments, both separately and in combination over historical holding periods. We expect contributions to our pension plans to range between $8 million and $9 million annually for 2005 and 2006.

Retiree Medical Benefits

        Retiree medical benefits are determined on an actuarial basis and are affected by assumptions, including discount rates used to compute the present value of the future obligations and expected increases in health care costs. Changes in the discount rate and differences between actual and expected health care costs will affect the recorded amount of retiree medical benefits expense.

Qualitative and Quantitative Disclosures About Market Risk

        We are exposed to the impact of changes in interest rates, foreign currency exchange rates and commodity prices.

Interest Rate Fluctuations

        Borrowings under a variable rate term loan and notes payable bear a current market rate of interest such that we are subject to interest rate risk on these borrowings. The revolving credit facility bears a similar risk, but as of December 31, 2004, there were no borrowings under this facility. As of December 31, 2004, a 100 basis point change in interest rates on our floating rate loans, which totaled $25.1 million, would result in a $251,000 change in pretax income on an annual basis.

Foreign Currency Exchange Rates

        We are exposed to changes in the value of the Canadian dollar as a result of our 66% economic interest and our 49% common equity interest in CFL. We do not maintain any exchange rate derivatives or hedges related to CFL.

Commodity Prices

        Our net sales, cash flows and estimates of future cash flows related to the nitrogen and phosphate fertilizer sales not made under the forward pricing program are sensitive to changes in nitrogen and phosphate fertilizer prices as well as changes in the prices of natural gas and other raw materials. A $1.00 per mmBTU change in the price of natural gas would change the cost to produce a ton of ammonia by approximately $33.

        We use natural gas in the manufacture of our nitrogen fertilizer products. Because natural gas prices are volatile, our Natural Gas Acquisition Policy includes the objective of providing protection against significant adverse natural gas price movements. We manage the risk of changes in gas prices through the use of physical gas supply contracts and derivative financial instruments covering periods not exceeding three years. The derivative instruments currently used are swaps, futures and purchased options. These contracts reference primarily NYMEX futures contract prices, which represent fair value at any given time. The related contracts are traded in months forward and settlements are scheduled to coincide with anticipated gas purchases during those future periods. As of December 31, 2004, we hedged approximately 24.8 million mmBTUs of natural gas, most of which related to sales contracted to be sold through our forward pricing program as of December 31, 2004. As of June 30, 2005, we hedged approximately

16.3 million mmBTUs of natural gas, most of which related to sales contracted to be sold through our forward pricing program as of June 30, 2005. In the future, we may establish derivative positions in natural gas that are unrelated to forward pricing program contracts if we consider it appropriate to do so.

        We designate, document and assess accounting for hedge relationships, which result primarily in cash flow hedges that require us to record the derivatives as assets and liabilities at their fair value on the balance sheet with an offset in other comprehensive income (loss). The gain or loss of an effective cash flow hedge is deferred in other comprehensive income (loss) until the second month after the hedged natural gas is used to manufacture inventoried products, which approximates the period of inventory turns of upgraded products and the release of the cost of the hedged gas to cost of sales. Ineffective hedge gains and losses are recorded immediately in cost of sales.

        We purchase ammonia and sulfur for use as raw materials in the production of DAP and MAP. We attempt to include any price fluctuations related to these raw materials in our selling prices of finished products, but there can be no guarantee that significant increases in input prices can always be recovered. We enter into raw material purchase contracts to procure ammonia and sulfur at market prices. A $10 per related ton change in the cost of a ton of ammonia or a long ton of sulfur would change DAP production cost by $2.10 per ton and $3.80 per ton, respectively. We also purchase ammonia, urea and UAN to augment our production.

Forward Pricing Program

        In mid-2003, we instituted a program that has reduced the risk inherent in the relationship between volatile fertilizer prices and natural gas costs. Our basic concept (principally applied to nitrogen fertilizers) is to fix the price of our principal raw material, natural gas, coincident with the establishment of the fertilizer sales price, which often occurs months in advance of shipment. Customer advances, which typically represent a substantial portion of the contract price, are received at the time the contract is executed, with any remaining unpaid amount due in the month prior to scheduled shipment. As is the case for all of our sales transactions, revenue is recognized when title transfers upon shipment or delivery of the product to customers. We use derivative instruments, primarily futures and swaps, to fix the natural gas prices for product sold under our forward pricing program. These instruments are classified as cash flow hedges as defined in SFAS No. 133—Accounting for Derivatives and Hedging Activities, and accounted for accordingly. The gains or losses of these hedges are deferred in other comprehensive income and are recognized in operations when the hedged item affects earnings. If any such hedges become ineffective, the gains or losses are recognized immediately in operations.

        Some of our customers have been able to apply the forward pricing concept in their dealings with their customers, thereby further integrating their business with ours. For example, our two largest customers, Agriliance and GROWMARK, have electronically integrated their forward pricing offerings with ours.

        As a result of the success of our forward pricing program, we have been able, under recent market conditions, both to reduce risks and to add more predictability in our business. In 2003, we sold approximately 1.6 million tons of fertilizer, representing approximately 19% of our sales volume, under the forward pricing program. During 2004, we sold approximately 3.6 million tons of nitrogen fertilizer, representing approximately 54% of our nitrogen fertilizer sales volume, and approximately 273,000 tons of phosphate fertilizer, representing approximately 14% of our phosphate fertilizer sales volume, under the forward pricing program. During the six months ended June 30, 2005, we sold approximately 2.6 million tons of nitrogen fertilizer, representing approximately 68% of our nitrogen fertilizer sales volume, and approximately 312,000 tons of phosphate fertilizer, representing approximately 28% of our phosphate fertilizer sales volume, under the forward pricing program. As of December 31, 2004 and June 30, 2005, we had approximately 1.9 million tons of product and 1.4 million tons of product, respectively, committed to be sold under this program in 2005. The majority of these amounts were scheduled to ship within 150 days of December 31, 2004 and June 30, 2005, respectively.

        As a result of fixing the selling prices of our products under our forward pricing program, often months in advance of their ultimate delivery to customers, our reported selling prices and margins may differ from market spot prices and margins available at the time of shipment.

        Participation in the forward pricing program is affected by market conditions and our customers' expectations. There is no guarantee that we will transact the same percentage of our business under the forward pricing program in the future. Should the level of participation decrease, there is a risk of increased volatility in the operating earnings of future periods.

Discussion of Seasonality Impacts on Operations

        Our sales of fertilizers to agricultural customers are typically seasonal in nature. The strongest demand for our products occurs during the spring planting season, with a second period of strong demand following the fall harvest. We and/or our customers generally build inventories during the low demand periods of the year in order to ensure timely product availability during the peak sales seasons. Seasonality is greatest for ammonia due to the limited ability of our customers and their customers to store significant quantities of this product. The seasonality of fertilizer demand results in our sales volumes and net sales being the highest during the spring and our working capital requirements being the highest just prior to the start of the spring season. Our quarterly financial results can vary significantly from one year to the next due to weather-related shifts in planting schedules and purchasing patterns.

FERTILIZER INDUSTRY OVERVIEW

Market Overview

        Fertilizers serve an important role in global agriculture by providing vital nutrients that help increase both the yield and the quality of crops. The three main nutrients required for plant growth are nitrogen, phosphate and potash. Nitrogen promotes protein formation and is a major component of chlorophyll, and as a result nitrogen is essential to healthy plant growth and high crop yields. Phosphate plays a key role in the photosynthesis process (i.e., the production, transportation and accumulation of sugars in the plant). Phosphate is also involved in seed germination and helps plants use water efficiently. Potash improves plant durability, providing protection from drought, disease, weeds, parasites and cold weather and is an important regulator of plants' physiological functions. Phosphate and potash are retained in the soil over time to a much higher degree than nitrogen, which must be reapplied each year to maintain high crop yields.

        According to the IFA, global agricultural consumption for the three principal crop nutrients in 2004 was approximately 162 million tons—95 million tons of nitrogen (59%), 39 million tons of phosphate (24%) and 28 million tons of potash (17%). These relative percentages have been fairly consistent over time. We are one of the largest manufacturers and distributors of nitrogen and phosphate fertilizers in North America. Agricultural usage accounted for approximately 80% of total global consumption of nitrogen and phosphate fertilizer in 2004. The balance was used primarily in industrial applications. Growers of the major commodity crops are the largest consumers of fertilizer. In the United States, approximately two-thirds of agricultural fertilizer is used to grow corn, wheat, soybeans and cotton. Industrial uses of fertilizers include the production of resins, plastics, synthetic fibers, livestock feed, explosives and detergents and usage in certain pollution control applications.

        The global fertilizer industry is highly cyclical and capital intensive. Fertilizers are commodities for which competition occurs principally on the basis of delivered price and to a lesser extent on customer service and product quality. Historically, global fertilizer demand has been driven primarily by population growth and changes in dietary habits, which determine global demand for food. Because arable land is a limiting factor, growth in food production must be achieved through greater crop yields, which in turn results in higher use of crop inputs such as fertilizers and crop chemicals. According to Fertecon, global agricultural demand for nitrogen and phosphate fertilizers is expected to grow from 2004 to 2009 at annual rates of 2.2% and 2.7%, respectively. Supply of nitrogen and phosphate fertilizers is influenced by a broad range of factors, including available capacity and operating rates, raw material costs, government policies and global trade.

Nitrogen Fertilizer Overview

        The principal nitrogen fertilizer products, ammonia, urea and UAN, are produced in chemical processes using a hydrocarbon, generally natural gas. These three fertilizers accounted for a combined share of approximately 75% of the U.S. agricultural nitrogen fertilizer market over the last several years. On a global basis, urea is the fastest growing fertilizer and accounts for over half of total agricultural demand. Other products used in the global market include ammonium nitrate, ammonium sulfate, ammonium bicarbonate and nitrogen-based fertilizer compounds.

Global Nitrogen Fertilizer Market

        From 1971 through 2004, global agricultural consumption of nitrogen fertilizer has grown at an average rate of 3.1% per year. The only significant downturn in global demand during this time period was in the late 1980s and early 1990s, when the collapse of the former Soviet Union resulted in a dramatic drop in consumption in that region. Excluding use in the former Soviet Union, agricultural consumption over this period has grown at an average rate of 3.5% per year.

World Nitrogen Agricultural Fertilizer Consumption

        Source: IFA

        Changes in global nitrogen fertilizer capacity tend to be less uniform than changes in consumption, resulting in an industry with pronounced cyclicality. Fertilizer manufacturing is capital intensive, requiring large increments of capacity to achieve economies of scale. Adding capacity is typically a lengthy process, generally taking three to five years to design and construct new projects. Historically, large increases in global capacity have tended to follow periods of high industry profitability. For example, strong nitrogen fertilizer profitability during the mid-1990s contributed to an increase in nitrogen fertilizer capacity of about 14 million tons between 1996 and 2002. During this period, global nitrogen fertilizer consumption grew by only 5 million tons. The excess capacity led to a period of depressed profitability, forcing the closure of a number of plants, primarily in the United States and Europe. These closures, combined with a significant level of temporary outages at nitrogen fertilizer plants around the world and growth in demand, restored a more balanced relationship between global supply and demand in 2003 and 2004.

        International trade is also a significant factor in the global nitrogen fertilizer market. Fertecon estimates that interregional trade of nitrogen fertilizer accounted for 35% of global consumption in 2004. Countries with supplies of low-priced natural gas, such as the Republic of Trinidad and Tobago and countries in the former Soviet Union and the Arab Gulf, are major nitrogen fertilizer exporters. North America is a large importer of nitrogen fertilizer.

North American Nitrogen Fertilizer Market

        In 2004, North America accounted for approximately 12% of global nitrogen fertilizer capacity and 15% of global nitrogen fertilizer consumption. The cost of natural gas, including transportation to the plant, can constitute a substantial majority of the cash cost of producing nitrogen fertilizers in North America. Weak conditions in the global nitrogen fertilizer market in the late 1990s and high natural gas prices in North America from 2001 through 2004 contributed to the closure of approximately 5 million tons of nitrogen fertilizer production capacity in the United States since 1998. As a result, domestic production has declined as a percentage of domestic consumption. This decline in capacity combined with a general tightening in the global supply/demand balance has contributed to higher operating rates and improved fertilizer pricing for North American producers since the middle of 2003. For example, ammonia barge prices at the U.S. Gulf rose from an average of $109 per ton in 1999 to $182 per ton in 2001, to $275 per ton in 2004 and recently to over $300 per ton.

North American Nitrogen Fertilizer Supply/Demand(1)

(1)
Includes all uses of nitrogen fertilizer, including agricultural and industrial.

        Source: Fertecon

        The three major U.S. nitrogen fertilizer products are affected by many of the same macroeconomic factors. However, each is impacted by its own specific market dynamics.

        Ammonia.    Ammonia has a nitrogen content of 82% and is the simplest form of nitrogen fertilizer. In the United States, there are four major uses for ammonia.

  •
  The largest use for ammonia is for upgrading into other nitrogen fertilizers, including urea and UAN, accounting for approximately 40% of total U.S. ammonia consumption. Virtually all upgrading occurs within the same complex where the ammonia is produced.

  •
  Ammonia used in the production of ammonium phosphate fertilizers such as DAP and MAP accounts for approximately 20% of all ammonia consumed in the United States. Because of the physical location of the phosphate fertilizer plants in the southeastern United States, most of the ammonia consumed for this purpose is imported.

  •
  Approximately 20% of ammonia consumed in the United States is used as an input for the production of industrial products such as synthetic fibers. A large portion of the increase in imports of ammonia over the last few years has been consumed by the portion of the industrial sector located along the U.S. Gulf Coast. The increased use of imports by this sector has largely displaced U.S. production that had been dedicated to industrial uses.

  •
  The remaining 20% of the ammonia consumed in the United States is used directly as a nitrogen fertilizer.

        Due to the gaseous state of ammonia under ambient conditions, the infrastructure required to handle, store and transport ammonia is highly specialized. A substantial portion of the industry's existing ammonia distribution system was developed specifically to carry ammonia from North American production facilities to the midwestern United States and other key domestic markets. The midwestern United States is the largest market for ammonia in the United States, representing 70% of U.S. agricultural consumption. Only a limited amount of infrastructure has been built to import ammonia and move it into the U.S. distribution system. Further, the majority of the storage facilities (large cryogenic tanks) located within the consuming market are owned by domestic producers and tied into the existing distribution system. Due to this structure, we believe the midwestern U.S. agricultural market for ammonia has been impacted less by imports than the U.S. Gulf Coast markets.

        Urea.    Urea is produced from ammonia and carbon dioxide (a by-product of ammonia production). In its final form, urea is a solid dry product with a nitrogen content of 46%—the highest level for any solid nitrogen fertilizer. In contrast to ammonia, imported urea has access to the same U.S. distribution system that is used by domestic producers and, as a result, it can be distributed easily throughout the United States. Relative to domestic producers, many foreign producers have access to significantly lower natural gas costs but incur higher transportation costs and face added logistical challenges in exporting urea to the United States.

        UAN.    UAN is produced by combining urea, nitric acid and ammonia. UAN is a liquid fertilizer product, with a nitrogen content typically ranging from 28% to 32%. UAN does not need to be refrigerated or pressurized for storage or transportation. UAN can be applied more uniformly than non-liquid forms of fertilizer and can be mixed with herbicides, pesticides and other nutrients, permitting the farmer to apply several materials simultaneously rather than in separate applications. Due to the fact that UAN requires specialized equipment for application, the primary markets for UAN are in the United States and Europe, where the required infrastructure investment has been made. As a result, very little UAN is traded on the global market outside of these regions.

        Imports of UAN into the United States have increased in recent years. However, the existing export-oriented capacity outside the United States is currently being fully utilized, and no additional new capacity is currently under construction.

        Nitrogen capacities for the major North American producers are shown in the following table:

2004/2005 North American Nitrogen Fertilizer Product Capacities
(Thousand Tons)

	Total Ammonia Capacity	%	Dry Urea Capacity	%	UAN Capacity (28%)%
Agrium	4,646	22%	3,334	39%	1,015	7%
Terra Industries	3,889	18	167	2	4,843	35
CF Industries(1)	3,530	17	2,540	30	2,710	20
Koch Nitrogen	3,234	15	385	5	1,288	9
Potash Corp.	1,356	6	688	8	1,017	7
Other	4,567	22	1,338	16	2,989	22

Total U.S. and Canada	21,222	100%	8,452	100%	13,862	100%

(1)
Includes 100% of the capacity at the CFL Medicine Hat facility in Alberta, Canada, including the 34% interest held by Westco.

        Source: International Fertilizer Development Center, or IFDC, CF Industries

Phosphate Fertilizer Overview

        The principal raw materials used in the production of phosphate fertilizers are phosphate rock, sulfuric acid and ammonia. Typically, sulfur is used to make sulfuric acid, which is combined with phosphate rock to produce phosphoric acid. The principal phosphate fertilizer products are DAP and MAP. Both products are produced by reacting phosphoric acid with ammonia to produce a slurry that is then granulated. DAP has a phosphate content of 46% and a nitrogen content of 18%. The primary grade of MAP has a phosphate content of 52% and a nitrogen content of 11%. On a nutrient basis, DAP and MAP accounted for over 70% of U.S. agricultural phosphate fertilizer consumption and almost 70% of global agricultural phosphate fertilizer trade over the last three years.

Global Phosphate Fertilizer Market

        The phosphate fertilizer market consists of three sectors—agricultural usage, industrial applications and feed products, with agricultural usage accounting for approximately 85% of the total phosphate fertilizer market. Excluding use in the former Soviet Union, global agricultural consumption of phosphate fertilizers has grown over the last 33 years at an average rate of about 2.0% per year.

World Phosphate Agricultural Fertilizer Consumption

        Source: IFA

        The use of DAP and MAP has been increasing as a percentage of agricultural usage of phosphate fertilizers. From 1981 through 2004, the combined agricultural usage of DAP and MAP has grown at an average rate of 4.1% per year.

World Phosphate Agricultural Fertilizer Consumption

        Source: IFA; Fertecon

        While phosphate fertilizers can be made by various processes, DAP and MAP are produced from wet process phosphoric acid, or wet acid. Because it takes about 3.5 tons of phosphate rock to produce one ton of wet acid, the major phosphate fertilizer producing regions of the world are in countries that have large, high-quality phosphate rock deposits. The United States is the world's largest producer of phosphoric acid, accounting for approximately 27% of global wet acid capacity, followed by China, Morocco and Russia with approximately 16%, 9% and 8%, respectively.

        With production concentrated geographically, interregional trade is a major factor in the global phosphate market. According to Fertecon, interregional trade of DAP and MAP accounted for 43% of global agricultural consumption of these products in 2004. The United States is the world's largest exporter of DAP/MAP. China, Western Europe and Latin America are the largest importers. Over the last three years, global trade with China has declined, but the decline has been offset by higher imports into Latin America and Western Europe.

U.S. Phosphate Market

        Approximately 45% of U.S. production of phosphate fertilizers was exported in 2004, with the balance consumed domestically in agriculture and other applications. In 2001, U.S. exports declined due to a drop in shipments to China, but subsequently increased as demand in other export markets strengthened.

Total U.S. Phosphate Fertilizer Supply/Demand(1)

(1)
Includes all uses of phosphate fertilizers, including agricultural, industrial and feeds.

        Source: Fertecon

        PhosChem is the major phosphate-exporting organization in the United States. PhosChem was formed under the U.S. Webb-Pomerene Act, which allows domestic producers to work together to compete more effectively against other international phosphate suppliers. Prior to 2003, the members of PhosChem accounted for 52% of total U.S. phosphate capacity. Following the 2004 merger between IMC Global and Cargill Crop Nutrition to form Mosaic, PhosChem members now account for 74% of total U.S. wet acid capacity and 72% of U.S. DAP/MAP capacity, giving PhosChem an important role in global trade.

        It has become increasingly difficult to develop new phosphate rock mines in the United States due to regulatory and environmental requirements. Several of the smaller phosphate producers do not own phosphate rock supplies. Those without captive supplies are expected to be at an increasing disadvantage with respect to cost and availability of phosphate rock.

        Phosphate fertilizer capacities for the major U.S. producers are shown in the following table:

2004/2005 U.S. Phosphate Fertilizer Capacity
(Thousand Tons as P2O5)

	Wet Acid Capacity	%	DAP/MAP Capacity	%
Mosaic*	6,245	49%	5,427	57%
Potash Corp.*	2,753	22	993	11
CF Industries	1,000	8	1,000	11
Simplot	850	7	641	7
U.S. Agri-Chemicals	560	5	596	6
Mississippi Phosphates*	415	3	399	4
Other	813	6	380	4

Total U.S.	12,636	100%	9,436	100%

        Source: IFDC, CF Industries

*
PhosChem members

BUSINESS

Our Company

        We are one of the largest manufacturers and distributors of nitrogen and phosphate fertilizer products in North America. Our operations are organized into two business segments: the nitrogen fertilizer business and the phosphate fertilizer business. Our principal products in the nitrogen fertilizer business are ammonia, urea and UAN. Our principal products in the phosphate fertilizer business are DAP and MAP. For the twelve months ended June 30, 2004, we supplied approximately 22% of the nitrogen and approximately 14% of the phosphate used in agricultural fertilizer applications in the United States. Our core market and distribution facilities are concentrated in the midwestern U.S. grain-producing states.

        Our principal assets include:

  •
  the largest nitrogen fertilizer complex in North America (Donaldsonville, Louisiana);

  •
  a 66% economic interest in the largest nitrogen fertilizer complex in Canada (which we operate in Medicine Hat, Alberta through CFL);

  •
  one of the largest integrated ammonium phosphate fertilizer complexes in the United States (Plant City, Florida);

  •
  the most-recently constructed phosphate rock mine and associated beneficiation plant in the United States (Hardee County, Florida); and

  •
  an extensive system of terminals, warehouses and associated transportation equipment located primarily in the midwestern United States.

        For the year ended December 31, 2004, we sold 6.6 million tons of nitrogen fertilizers and 1.9 million tons of phosphate fertilizers, generating net sales of $1.7 billion, EBITDA of $233.5 million and net earnings of $67.7 million. For the twelve months ended June 30, 2005, we sold 6.9 million tons of nitrogen fertilizers and 2.0 million tons of phosphate fertilizers, generating net sales of $1.9 billion, EBITDA of $277.3 million and net earnings of $97.6 million.

Company Evolution

        We were founded in 1946 as a fertilizer brokerage operation by a group of regional agricultural cooperatives seeking to pool their purchasing power. During the 1960s, we expanded our distribution capabilities and diversified into fertilizer manufacturing through the acquisition of several existing plants and facilities. During the 1970s and again during the 1990s, we expanded our production and distribution capabilities significantly, spending approximately $1 billion in each of these decades.

        Since inception, we have been structured as a cooperative. As we are a cooperative, our owners are our principal customers, and earnings generated on our sales to owners can be distributed to them on a pretax basis in a form called "patronage." Today, we have eight cooperative owners, six of whom conduct business directly with us and two of whom (Land O'Lakes, Inc. and CHS Inc.) conduct business with us through a 50-50 jointly-owned venture called Agriliance, LLC.

        Through the end of 2002, we operated as a traditional supply cooperative. Our focus was on providing our owners with an assured supply of fertilizer. Typically, over 80% of our annual sales volume was to our owners. Though important, financial performance was subordinate to our mandated supply objective.

        In mid-1998, the domestic fertilizer industry went into a cyclical downturn and our financial performance suffered. This situation led our board of directors and management to reexamine the basic strategy of operating as a traditional supply cooperative. In 2002, we reassessed our corporate mission and adopted a new business model that established financial performance, rather than assured supply to our owners, as our principal objective. While some vestiges of the traditional business approach remain, since the end of 2002 we have been:

  •
  pricing our sales to our owners at market prices;

  •
  determining which sales opportunities with our owners to pursue and which not to pursue based on financial considerations;

  •
  pursuing financially attractive business with unaffiliated customers; and

  •
  actively managing our production levels and product mix to maximize our profitability.

        While we continue to focus on customer service and supply reliability, we no longer offer our owners an assured supply and other commercial benefits associated with our previous business model.

        One result of this new approach has been a shift in our customer mix. In contrast to 2002, when approximately 18% of our sales volume was to unaffiliated customers, approximately 41% of our sales volume was to unaffiliated customers in 2004.

        Concurrent with our new approach to the marketplace, we have been implementing other measures to improve the performance of our business, including:

  •
  implementing a formal program to manage the margin risk inherent in producing and selling our commodity products;

  •
  improving asset utilization rates at several of our major facilities, including our phosphate operations in Florida and our UAN plants at Donaldsonville;

  •
  developing and implementing business systems to support our new business model, including new, state-of-the-art order management, demand planning and supply planning systems;

  •
  emphasizing control of operating costs, working capital and capital expenditures. Between 2002 and 2004, inventory turns (tons of product sold divided by the average product tons held in inventory) increased from 6.8 times to 9.1 times. Headcount has been reduced by approximately 10%;

  •
  adopting a new performance-based management incentive plan; and

  •
  adding executives with extensive experience outside our company and the fertilizer industry to our senior management team.

        These measures, combined with our new approach to the marketplace and a leadership change in mid-2003, positioned us to capitalize on the improving industry conditions that began in the latter half of 2003. Conversion to a public entity through this offering will complete our transition and significantly enhance our competitive position for the future.

        CF Holdings was formed as a Delaware corporation in April 2005 to hold the existing businesses of CF Industries. Concurrent with the completion of this offering, we will consummate the Reorganization Transaction in which CF Industries will become our wholly-owned subsidiary. The Reorganization Transaction will not affect our operations, which we will continue to conduct through our operating subsidiaries. See "The Reorganization Transaction."

Our Competitive Strengths

        We believe that the combination of the following competitive strengths distinguishes us from our competitors.

•
Leading Market Positions.    We hold a substantial share of the U.S. agricultural fertilizer market. For the twelve months ended June 30, 2004, we supplied approximately 22% of the nitrogen and approximately 14% of the phosphate used by commercial farmers in the United States. In regions surrounding our facilities, our market shares are even stronger. In our core market of ten midwestern U.S. grain-producing states, we supplied approximately 29% of the nitrogen and approximately 20% of the phosphate used by commercial farmers during this twelve-month period.

•
Long-Standing Customer Relationships.    Since our formation in 1946, most of our sales have been to the agricultural cooperatives that owned us. These entities are major distributors of fertilizers to the domestic market. During the twelve-month period ended June 30, 2004, their sales of the five fertilizer products we produce accounted for approximately 27% of the nitrogen and phosphate used in agricultural fertilizer applications in the U.S. As our owners' long-term principal supplier, we have established a record of providing them with quality product in a timely manner. As a result, we have well-established working relationships that are mutually beneficial. We expect these relationships to continue to be mutually beneficial after this offering for the following reasons:

•
we have positioned our distribution system to serve these customers;

•
we have integrated our sales transaction systems with those of our largest owners, allowing efficient order entry, processing and billing; and

•
we work with these customers as a team to develop integrated supply/sales plans.

  In 2004, our owners accounted for approximately 53% of our sales volume. Following this offering, we anticipate that our owners and their affiliates collectively will continue to be significant customers. We have entered into market-based, multi-year supply contracts with them relating to future purchases of fertilizer. See "Certain Relationships and Related Party Transactions—Owner Supply Contracts."

•
World-Scale Manufacturing Facilities. Our two nitrogen fertilizer manufacturing complexes benefit from significant economies of scale. Our Donaldsonville, Louisiana complex is the largest and, we believe, most versatile nitrogen fertilizer complex in North America. It has the capacity to produce annually approximately 2.3 million tons of ammonia (including amounts upgraded to urea and UAN), 2.6 million tons of urea (including amounts upgraded to UAN) and 2.7 million tons of UAN (measured on a 28% nitrogen content basis). With multiple manufacturing plants for each product, our Donaldsonville nitrogen fertilizer complex has the flexibility to vary its shippable product mix significantly. Donaldsonville is located in close proximity to the most heavily-traded natural gas pricing reference point in North America, known as the Henry Hub. Donaldsonville is served by five natural gas pipelines, ensuring that a reliable supply of natural gas can be delivered at a low transportation cost from the Henry Hub. Donaldsonville is capable of loading deep-water vessels with all products manufactured at the facility and receiving and unloading ocean-going ship loads of ammonia and UAN. This capability provides us with direct access to global suppliers. Donaldsonville's location at the mouth of the Mississippi River and on the Kaneb Ammonia Pipeline also provides us with low-cost transportation to our in-market nitrogen terminals and warehouses by barge, pipeline and rail.

  We also operate and have a 66% economic interest in the largest nitrogen fertilizer complex in Canada (located in Medicine Hat, Alberta), which gives us access to the economically attractive markets of western Canada and the northern tier states of the United States. Our Medicine Hat nitrogen fertilizer complex has gross annual production capacities of approximately 1.3 million tons of ammonia and 810,000 tons of granular urea. This facility is able to purchase natural gas at essentially no cost differential to AECO, the most heavily-traded natural gas pricing reference point in Alberta. Over the past five years, the daily price for natural gas at AECO has averaged $.66 per mmBTU less than the daily price at Henry Hub. For example, during 2004, the average daily natural gas price at AECO was $5.04 per mmBTU, while the average daily natural gas price at Henry Hub was $5.85 per mmBTU.

  Our phosphate fertilizer operations are located in central Florida, the major phosphate-producing region in North America. Our facilities include:

  •
  one of the largest integrated ammonium phosphate fertilizer complexes in the United States (Plant City, Florida);

  •
  the most-recently constructed phosphate rock mine and associated beneficiation plant in the United States (Hardee County, Florida); and

  •
  a terminal and warehouse operation at the Port of Tampa.

  Together, these assets provide us with economical and reliable access to raw materials, cost-competitive conversion of raw materials to finished product, and access to both domestic and international phosphate fertilizer markets. Our Plant City phosphate fertilizer complex has the capacity to produce over two million tons of ammonium phosphate fertilizers (DAP and MAP) per year. Our Hardee rock mine and beneficiation plant have the capacity to supply our Plant City phosphate fertilizer complex with all of its phosphate rock requirements. As of January 1, 2005, it had approximately 17 years of fully-permitted recoverable phosphate reserves remaining at current operating rates. Mining of these reserves beyond 2011 is subject to extension of our local development authorization. Additionally, we have initiated the process of applying for authorization and permits to expand the geographical area at our Hardee property where we can mine. We estimate that we will be able to conduct mining operations at our Hardee property for approximately ten additional years at current operating rates, assuming we secure the authorization and permits to mine in this area. Our ammonia terminal in Tampa includes a 38,000-ton storage tank and access to a deep-water dock. The facility allows us to purchase ammonia from international suppliers for use at our Plant City phosphate fertilizer complex and for resale to other phosphate producers. Our terminal is currently the only one in Tampa capable of accommodating the largest fully-loaded ammonia vessels, which typically carry between 35,000 and 40,000 metric tons of ammonia. Our warehouse in Tampa has a deep-water dock and the capacity to store 75,000 tons of phosphate fertilizer.

•
Extensive, Flexible Distribution System.    We operate one of the most extensive systems of nitrogen and phosphate fertilizer terminals and warehouses in the United States. This distribution system consists of 48 facilities, including 20 ammonia terminals, 21 UAN terminals and seven dry product warehouses. These facilities are located principally in the major grain-producing, fertilizer-consuming region of the midwestern United States. These states typically account for 40% to 50% of the nitrogen and phosphate fertilizer used by commercial farmers in the United States. Our terminals and related facilities utilize high-volume, state-of-the-art handling equipment to maintain short loading times and low product loss rates. For example, our ammonia terminals have been designed to load out their full capacity into trucks in ten days, which is an important capability for servicing our customers during the critical spring and fall fertilizer demand periods. Our terminals and warehouses are also situated to promote efficient inbound sourcing via barge, pipeline or rail from our principal supply points. Many of our facilities have the capability to receive product by more than one mode of transportation, greatly enhancing sourcing flexibility.

•
Innovative Management of Margin Risk.    In mid-2003, we instituted a program that allows us to manage some of the risks created by the volatility of fertilizer prices and natural gas costs. Through our forward pricing program, we offer our customers the opportunity to purchase product on a forward basis at prices and dates we propose. As our customers place forward nitrogen fertilizer orders with us, we lock in a substantial portion of the margin on the sale by effectively fixing the cost of natural gas, the largest and most volatile component of our supply cost. This program also increases our liquidity as customers pay a substantial portion of the sales price in advance of shipment.

  Our customers' favorable response to this program resulted in approximately 54% of our nitrogen fertilizer sales volume being sold under this program during 2004. Some of our customers have been able to apply the forward pricing concept in dealings with their customers, thereby further integrating their business with ours. For example, our two largest customers, Agriliance and GROWMARK, have electronically integrated their forward pricing offerings with ours.

•
Strong Financial Position.    As of June 30, 2005 we had cash, cash equivalents and short-term investments of $510.3 million, of which $130.0 million was attributable to customer advances related to cash deposits received under our forward pricing program, and total debt of $250.3 million. We believe our current balance sheet provides us with an advantage relative to key competitors who are more highly leveraged. Our objective of maintaining a strong balance sheet is designed to maintain access to liquidity on favorable terms and the flexibility to pursue attractive strategic opportunities, particularly during industry downturns.

•
Strong Management Team and Stable, Experienced Workforce.    Our seasoned senior management team has a blend of public company experience and extensive service with us. Since mid-2003, our senior management team, which includes a core group of 15 senior executives with an average of approximately 21 years of service with us, has successfully executed a number of performance improvements, including:

•
implementing our forward pricing program and related natural gas hedging initiatives;

•
improving inventory turnover (tons of product sold divided by the average product tons held in inventory) from 6.8 times in 2002 to 9.1 times in 2004; and

•
reducing fixed costs through a reduction in employee headcount of approximately 10% and other sustainable improvements.

  Our workforce of over 1,400 full-time employees averages approximately 15 years of service with us. From 1995 to 2004, our voluntary employee turnover (excluding retirements) averaged 3.7% per year. Virtually all of our workforce is non-unionized.

Our Business Strategy

•
Maintain our position as the supplier of choice for our key customers.    As our owners' long-term principal supplier, we have developed a distribution system with physical locations and a transportation network specifically designed to provide them with product in a highly reliable and efficient manner. During 2004, our owners purchased approximately 4.5 million tons of fertilizer from us, which represented approximately 53% of our total sales volume. We have developed and plan to maintain close, integrated working relationships with these major customers, allowing us to work effectively as a team to identify opportunities and address issues in the marketplace. Because our distribution system was built to serve these customers, we believe that we have an inherent advantage with respect to a base level of their business. We intend to maintain strong supply relationships with our owners and their affiliates after completion of this offering, in part through market-based, multi-year supply contracts. See "Certain Relationships and Related Party Transactions—Owner Supply Contracts."

•
Increase market share near our plants and distribution facilities.    Until 2003, our focus was on supplying fertilizer to our owners without significant consideration as to geography. Since 2003, we have focused on increasing sales to customers located near our plants and distribution facilities, regions where we believe we have a natural competitive advantage. This new focus has resulted in a larger portion of our sales going to unaffiliated customers. During 2004, sales to unaffiliated customers, such as ConAgra, our largest unaffiliated customer, comprised over 41% of our total sales volume, more than double the level of 2002 (unaffiliated customers do not include Westco, our joint venture partner in CFL). We believe there are additional opportunities for penetration of the markets surrounding our facilities, particularly with respect to unaffiliated customers. We believe that we offer a package of products, service and reliability that is valued by these customers. In addition, as we have done with our owners, we intend to offer our most important unaffiliated customers opportunities for integrating their business systems with ours, making it as easy as possible for them to do business with us. We believe that this strategy, coupled with continued strong relationships with our owners, will allow us to enhance the overall economics of our business.

•
Reduce our dependence on North American natural gas.    As a major North American nitrogen fertilizer producer, we recognize that certain foreign producers enjoy lower feedstock costs. We are currently pursuing opportunities that we believe have the potential to reduce our average feedstock cost and dependence on the North American natural gas market. For example, we, Terra Industries and ANSA McAL Limited are studying the construction of a world-scale ammonia and UAN manufacturing facility in the Republic of Trinidad and Tobago. We are also at the early stages of investigating the economic feasibility of converting a portion of our natural gas-based production to an alternative feedstock.

•
Expand our margin risk management activities.    Our forward pricing program has been highly effective in reducing the sensitivity of our margins to near-term changes in fertilizer prices and natural gas costs. It also has improved our liquidity by requiring customers to prepay a substantial portion of the sales price. We plan to capitalize on our experience and the program's success to expand our margin risk management efforts. In particular, we intend to increase our customers' participation in this program with respect to both volume and duration. A key part of this effort will be to assist our customers in using our current and future programs as effective marketing tools with their customers.

Operating Segments

        Our business is divided into two operating segments, the nitrogen fertilizer business and the phosphate fertilizer business.

Nitrogen Fertilizer Business

        We are one of the leading nitrogen fertilizer producers in North America. Our primary nitrogen fertilizer products are ammonia, urea and UAN. Our historical sales of nitrogen fertilizer products are shown in the table below. The sales shown do not reflect amounts used internally in the manufacture of other products (for example in 2004, we used about 2.3 million tons of ammonia in the production of urea and UAN).

	Year ended December 31,						Six months ended June 30,
	2002		2003		2004		2004		2005
	Tons	Net Sales	Tons	Net Sales	Tons	Net Sales	Tons	Net Sales	Tons	Net Sales
	($ in millions; tons in thousands)
Nitrogen Fertilizer Products
Ammonia	1,435	$228.7	1,475	$347.4	1,438	$399.5	841	$231.5	887	$274.7
Urea	2,663	320.7	2,572	443.2	2,513	515.9	1,244	242.8	1,428	345.3
UAN	1,926	178.9	2,228	265.2	2,593	354.1	1,339	178.7	1,431	230.3
Other nitrogen fertilizers(1)	45	2.1	34	2.4	59	4.4	43	3.1	35	3.0

Total Nitrogen Fertilizers	6,069	$730.4	6,309	$1,058.2	6,603	$1,273.9	3,467	$656.1	3,781	$853.3

(1)
Other nitrogen fertilizer products include aqua ammonia.

        Gross margin for the nitrogen fertilizer business was $19.2 million, $58.6 million and $193.8 million for the fiscal years ended December 31, 2002, 2003 and 2004, respectively. Gross margin for the nitrogen fertilizer business was $86.8 million and $134.3 million for the six months ended June 30, 2004 and 2005, respectively.

        Total assets for the nitrogen fertilizer business were $546.9 million, $558.1 million and $530.6 million as of December 31, 2002, 2003 and 2004, respectively. Total assets for the nitrogen fertilizer business were $411.5 million as of June 30, 2005.

        We operate world-scale nitrogen fertilizer production facilities in Donaldsonville, Louisiana and Medicine Hat, Alberta, Canada. We own the Donaldsonville nitrogen fertilizer complex and have a 66% economic interest in Canadian Fertilizers Limited, or CFL, a Canadian joint venture that owns the Medicine Hat nitrogen fertilizer complex. The combined production capacity of these two facilities represented approximately 17% of North American ammonia capacity, 30% of North American dry urea capacity and 20% of North American UAN capacity in 2004.

        The following table summarizes our nitrogen fertilizer production volume for the last five years and each of the six-month periods ended June 30, 2004 and 2005 and current production capacities at our facilities in Donaldsonville, Louisiana and Medicine Hat, Alberta.

						Six months ended June 30,
	Year ended December 31,
								Annual Capacity(4)
	2000	2001	2002	2003	2004	2004	2005
	(tons in thousands)
Donaldsonville
Ammonia(1)	1,948	1,763	2,182	1,999	2,189	1,036	1,108	2,280
Granular urea	1,562	1,307	1,790	1,578	1,513	682	832	1,730	(2)
UAN (28%)	1,909	1,692	2,043	2,276	2,640	1,343	1,371	2,710
Medicine Hat(3)
Ammonia(1)	1,161	1,057	1,032	1,083	1,167	599	568	1,250
Granular urea	832	762	737	800	809	395	399	810

(1)
Gross ammonia production, including amounts subsequently upgraded on-site into urea and UAN.

(2)
Granular urea capacity with UAN operating at capacity. Granular urea production can be increased to 2,050,000 tons per year if UAN production is reduced.

(3)
Represents the total production of the Medicine Hat plant, including the 34% interest of Westco, our joint venture partner in CFL.

(4)
Annual capacities reflect the average of annual capacities over a turnaround cycle.

Donaldsonville Nitrogen Complex

        The Donaldsonville nitrogen fertilizer complex is the largest nitrogen fertilizer production facility in North America. It has four ammonia plants, four urea plants and two UAN plants. It has the capacity to produce annually approximately 2.3 million tons of ammonia (including amounts upgraded into urea and UAN), 2.6 million tons of liquid urea (including amounts upgraded into UAN) and 2.7 million tons of UAN (measured on a 28% nitrogen content basis). With UAN operating at capacity, approximately 1.7 million tons of granular urea can be produced. With UAN operating at reduced rates, approximately 2 million tons of granular urea can be produced.

        We believe that our Donaldsonville nitrogen fertilizer complex is the most versatile nitrogen fertilizer production facility in North America. With multiple production units for each product, the complex has considerable flexibility to adjust its shippable product mix efficiently. Donaldsonville is located at the mouth of the Mississippi River and has three docks that can be used simultaneously under most river conditions. In addition, Donaldsonville is located on the Union Pacific railroad and the Kaneb Ammonia Pipeline, providing us with low-cost transportation to our in-market nitrogen fertilizer terminals and warehouses by rail and pipeline, as well as by barge. It is capable of docking and unloading into its storage system ocean-going ship loads of ammonia and UAN, providing us with direct access to global suppliers. The complex has on-site storage for 70,000 tons of ammonia, 135,000 tons of UAN (measured on a 28% nitrogen content basis) and 83,000 tons of granular urea, providing us with flexibility to handle temporary disruptions to shipping activities without impacting production.

Medicine Hat Nitrogen Complex

        Medicine Hat is the largest nitrogen fertilizer complex in Canada. It has two world-scale ammonia plants that have a gross annual production capacity of approximately 1.3 million tons and a world-scale urea plant that has a gross annual production capacity of 810,000 tons. The complex has on-site storage for 60,000 tons of ammonia and 70,000 tons of urea, providing flexibility to handle temporary disruptions in outbound shipments.

        Medicine Hat is owned by CFL. We own 49% of the voting common stock of CFL and 66% of CFL's non-voting preferred stock. Two owners of CF Industries own 17% of CFL's voting common stock. The remaining 34% of the voting common stock and non-voting preferred stock of CFL is held by Westco. We designate four members of CFL's nine-member board of directors, which also has one member designated by each of the two owners of CF Industries that also own an interest in CFL and three members designated by Westco.

        We operate the Medicine Hat facility and purchase approximately 66% of the facility's ammonia and urea production, pursuant to a management agreement and a product purchase agreement. The management agreement and the product purchase agreement are each terminable by either us or CFL upon twelve-months' notice. Westco has the right, but not the obligation, to purchase the remaining 34% of the facility's ammonia and urea production under a similar product purchase agreement. To the extent that Westco does not purchase its 34% of the facility's production, we are obligated to purchase any remaining amounts. Under the product purchase agreements, both we and Westco pay the greater of operating cost or market price for purchases. However, the product purchase agreements also provide that CFL will distribute its net earnings to us and Westco annually based on the respective quantities of product purchased from CFL. Our product purchase agreement also requires us to advance funds to CFL in the event that CFL is unable to meet its debts as they become due. The amount of each advance would be at least 66% of the deficiency and would be more in any year that we purchased more than 66% of Medicine Hat's production. We and Westco currently manage CFL such that each party is responsible for its share of CFL's fixed costs and that CFL's production volume meets the parties' combined requirements. We are currently in discussions with Westco regarding amendments to the CFL agreements, including an amendment to the management agreement that may reduce our management fee in exchange for other consideration.

Nitrogen Fertilizer Raw Materials

        Natural gas is the principal raw material, as well as the primary fuel source, used in the ammonia production process at both the Donaldsonville and the Medicine Hat facilities. In 2004, our natural gas purchases accounted for approximately 61% of our total cost of sales for nitrogen fertilizers and a substantially higher percentage of our related cash costs. Donaldsonville is located in close proximity to the most heavily-traded natural gas pricing basis in North America, known as the Henry Hub. Medicine Hat is located in close proximity to the most heavily-traded natural gas pricing basis in Canada, known as AECO.

        We use a combination of spot and term purchases of varied duration from a variety of suppliers to maintain a reliable, competitively-priced natural gas supply. In addition, we use certain financial instruments to manage natural gas prices.

        Operating at capacity, the Donaldsonville nitrogen fertilizer complex consumes approximately 80 billion cubic feet of natural gas per year. The facility has access to five natural gas pipelines and obtains gas from several suppliers. Typically, the largest individual supplier provides less than 40% of the Donaldsonville facility's total daily gas requirement. Operating at capacity, the Medicine Hat complex consumes approximately 43 billion cubic feet of natural gas per year. The facility has access to two natural gas pipelines and obtains gas from numerous suppliers, the largest of which generally provides approximately 25% of plant usage.

Nitrogen Fertilizer Distribution

        The Donaldsonville nitrogen fertilizer complex, which is located on the Mississippi River, includes a deep-water docking facility, access to an ammonia shipping pipeline and truck and railroad loading capabilities. The Medicine Hat nitrogen fertilizer complex ships our share of ammonia and urea by truck and rail to customers and to our storage facilities in the northern United States and Canada.

        Ammonia, urea and UAN from Donaldsonville can be loaded into ocean-going vessels and river barges for direct shipment to domestic customers, transport to storage facilities, or export. We own six ammonia river barges with a total capacity of 16,400 tons. We contract on a dedicated basis for tug services and the operation of these barges. We also contract on a dedicated basis ten UAN river barges, with a total capacity of approximately 30,000 tons. Additional ammonia and UAN barge capacity is contracted for as needed. River transportation for urea is provided primarily under an agreement with one of the major inland river system barge operators.

        The Donaldsonville facility is connected to the Kaneb Ammonia Pipeline. This 2,000-mile long ammonia pipeline is used by several nitrogen producers to transport ammonia to over 20 terminals and shipping points located in the midwestern U.S. cornbelt. We are a major customer of this ammonia pipeline. In 2004, approximately 37% of our ammonia shipments from our Donaldsonville nitrogen fertilizer complex were transported via the ammonia pipeline.

        We also transport substantial volumes of ammonia, urea and UAN from the Donaldsonville nitrogen fertilizer complex and ammonia and urea from the Medicine Hat nitrogen fertilizer complex by rail. In addition to rail cars provided by the rail carriers, we currently lease 638 ammonia tank cars, 1,048 UAN tank cars and 612 dry product hopper cars.

Phosphate Fertilizer Business

        We are a major manufacturer of phosphate fertilizer products. Our main phosphate fertilizer products are DAP and MAP. Our historical sales of phosphate fertilizer products are shown in the table below.

	Year ended December 31,						Six months ended June 30,
	2002		2003		2004		2004		2005
	Tons	Net Sales	Tons	Net Sales	Tons	Net Sales	Tons	Net Sales	Tons	Net Sales
	($ in millions; tons in thousands)
Phosphate Fertilizer Products
DAP	1,560	$227.7	1,627	$264.4	1,549	$305.3	810	$154.2	890	$186.5
MAP	289	45.3	252	43.3	351	71.5	174	35.0	213	46.2
Other phosphate fertilizers(1)	65	8.8	13	2.1	—	0.0	—	—	—	—

Total Phosphate Fertilizers	1,914	$281.8	1,892	$309.8	1,900	$376.8	984	$189.2	1,103	$232.7

(1)
Other phosphate fertilizer products include sulfuric acid, GTSP (granular triple superphosphate) and feed phosphates.

        Gross margin for the phosphate fertilizer business was $8.5 million, $(24.3) million and $22.3 million for the fiscal years ended December 31, 2002, 2003 and 2004, respectively. Gross margin for the phosphate fertilizer business was $14.1 million and $16.6 million for the six months ended June 30, 2004 and 2005, respectively.

        Total assets for the phosphate fertilizer business were $446.6 million, $417.6 million and $414.4 million as of December 31, 2002, 2003 and 2004, respectively. Total assets for the phosphate fertilizer business were $385.1 million as of June 30, 2005.

        Our phosphate fertilizer manufacturing operations are located in central Florida and consist of a phosphate fertilizer chemical complex in Plant City and a phosphate rock mine, beneficiation plant and phosphate rock reserves in Hardee County. We own each of these facilities and properties. None of our phosphate facilities or properties are leased or subject to royalty agreements.

        The following table summarizes our phosphate fertilizer production volumes for the last five years and each of the six-month periods ended June 30, 2004 and 2005 and current production capacities for phosphate-related products.

						Six months ended June 30,
	Year ended December 31,
								Annual Capacity
	2000	2001	2002	2003	2004	2004	2005
	(tons in thousands)
Hardee Phosphate Rock Mine
Phosphate rock	3,445	2,912	3,313	3,011	3,280	1,595	1,591	3,500
Plant City Phosphate Fertilizer Complex
Sulfuric acid	2,390	2,208	2,385	2,279	2,455	1,184	1,240	2,640	(1)
Phosphoric acid as P2O5(2)	940	895	978	892	967	459	477	1,000
DAP/MAP	1,991	1,808	1,962	1,797	1,933	920	948	2,040

(1)
Reflects recent completion of debottlenecking projects on two of our four sulfuric acid plants, which have increased our total sulfuric acid capacity by approximately 200,000 tons per year.

(2)
P2O5 is the basic measure of the nutrient content in phosphate fertilizer products.

Hardee County Phosphate Rock Mine

        In 1975, we purchased 20,000 acres of land in Hardee County, Florida that was originally estimated to contain in excess of 100 million tons of recoverable rock reserves. Between 1978 and mid-1993, we operated a one-million-ton per year phosphate rock mine on a 5,000-acre portion of these reserves.

        In 1992, we initiated a project to expand and relocate mining operations to the remaining 15,000-acre area of the reserve property. The new phosphate rock mine began operations in late 1995 at a cost of $135 million. In 1997, we added approximately 20 million tons to our reserve base through an exchange with a neighboring rock producer. In 1999, we acquired 1,400 acres containing an estimated 8 million tons of additional rock reserves.

        The table below shows the estimated reserves, as of January 1, 2005, at the Hardee phosphate complex. The reserves are listed as recoverable tons. Also reflected in the table is the grade of the reserves, expressed as a percentage of bone phosphate of lime, or BPL, or P2O5. Finally, the table also reflects the average values of the following material contaminants contained in the reserves: ferrous oxide (Fe2O3) plus aluminum oxide (Al2O3) and magnesium oxide (MgO).

PROVEN AND PROBABLE RESERVES(1)
CF Industries, Inc.—Hardee Phosphate Complex
As of January 1, 2005

	Recoverable Tons(2) (in thousands)	% BPL	% P2O5	% Fe2O3 + Al2O3	% MgO
Permitted	59,846	64.88	29.69	2.33	0.71
Pending Permit	35,230	64.96	29.73	2.40	0.71
Total	95,076	64.91	29.71	2.36	0.71

(1)
The minimum drill hole density for the proven reserves classification is 1 hole per 20 acres.

(2)
The reserve estimates provided have been developed by CF Industries in accordance with Industry Guide 7 promulgated by the U.S. Securities and Exchange Commission. We estimate that 95% of the reserves are proven.

        Our phosphate reserve estimates are based on geological data assembled and analyzed by our staff geologist. Reserve estimates are periodically updated to reflect actual phosphate rock production, new drilling information and other geological or mining data.

Plant City Phosphate Complex

        Our Plant City phosphate fertilizer complex is one of the largest phosphate fertilizer facilities in North America. At one million tons per year, its phosphoric acid capacity represents approximately 8% of the total U.S. capacity. All of Plant City's phosphoric acid is converted into ammonium phosphates (DAP and MAP), representing approximately 11% of U.S. capacity for ammonium phosphate fertilizer products. The combination of the Plant City phosphate fertilizer complex and the Hardee mine gives us one of the largest integrated ammonium phosphate fertilizer operations in North America with the only purchased raw materials being sulfur and ammonia.

Bartow Phosphate Complex

        We own a complex in Bartow, Florida that has been idle since 1983 except for operation of one sulfuric acid plant in 1996-99 and minor phosphate production runs in 1985 and 1988/89. In 2000, we decided to discontinue maintenance on the phosphate producing portions of the complex. Through 2003, we continued to use the plant's warehouse to provide us with additional storage and shipping capacity. In 2004, we discontinued use of the facility as a warehousing operation. Our current objective is to minimize the ongoing costs related to the facility, including our obligations with respect to closing the phosphogypsum stack and disposing of the site's process water.

Phosphate Raw Materials

        Phosphate Rock Supply.    Phosphate rock is the basic nutrient source for phosphate fertilizers. Approximately 3.5 tons of phosphate rock are needed to produce one ton of P2O5 (the measure of nutrient content of phosphate fertilizers). Our Plant City phosphate fertilizer complex consumes in excess of three million tons of rock annually. Our phosphate rock mine and associated beneficiation plant in Hardee County, Florida, have the capacity to produce approximately 3.5 million tons of phosphate rock per year. As of January 1, 2005, our rock mine had approximately 17 years of fully-permitted recoverable phosphate reserves remaining at current operating rates. Mining of these reserves beyond 2011 is subject to extension of our local development authorization. Additionally, we have initiated the process of applying for authorization and permits to expand the geographical area at our Hardee property where we can mine. The expanded area has an estimated 35 million tons of recoverable phosphate reserves. We estimate that we will be able to conduct mining operations at our Hardee property for approximately ten additional years at current operating rates, assuming we secure the authorization and permits to mine in this area.

        Sulfur Supply.    Sulfur is used to produce sulfuric acid, which is combined with phosphate rock to produce phosphoric acid. Approximately three-quarters of a long ton of sulfur is needed to produce one ton of P2O5. Our Plant City phosphate fertilizer complex uses approximately 750,000 long tons of sulfur annually when operating at capacity. We obtain liquid sulfur from several domestic and foreign producers under contracts of varied duration. Since 2001, our largest liquid sulfur supplier has been CF Martin Sulphur. CF Martin Sulphur was created in November 2000 as a joint venture between us and Martin Resource Management and certain of its affiliates, or Martin. On July 15, 2005, we sold our interest in CF Martin Sulphur to Martin. Concurrent with the sale, we entered into a multi-year sulfur supply contract with CF Martin Sulphur.

        Ammonia Supply.    In addition to its 46% phosphate nutrient content, DAP has a nitrogen content of 18%. MAP has a nitrogen content of 11%. Ammonia is the primary source of nitrogen in DAP and MAP. Operating at capacity, our Plant City phosphate fertilizer complex consumes approximately 400,000 tons of ammonia annually.

        Most of the ammonia used at our Plant City phosphate fertilizer complex is shipped by rail from our ammonia storage facility located in Tampa, Florida. This facility, acquired in 1992, consists of a 38,000-ton ammonia storage tank, access to a deep-water dock that is capable of discharging ocean-going vessels, rail and truck-loading facilities and a contract that entitles us to 50% of the capacity of an ammonia pipeline connecting the tank to three central Florida phosphate plants (our Plant City phosphate fertilizer complex is not on the pipeline). The pipeline contract expires in November 2005, and we are currently in discussions regarding an extension of our capacity rights. In addition to supplying our Plant City phosphate fertilizer complex, our Tampa ammonia distribution system is used to support ammonia sales to other Florida phosphate producers and other customers. Sales of ammonia from our Tampa terminal are reported in our nitrogen business segment. The ammonia supply for Tampa is purchased from offshore sources, providing us with access to the broad international ammonia market.

Phosphate Distribution

        We operate a phosphate warehouse located at a deep-water port facility in Tampa, Florida. A majority of the phosphate fertilizer produced at Plant City is shipped by truck or rail to our Tampa warehouse, where it is loaded onto vessels for sale in the export market, for sale to domestic customers or for transport across the Gulf of Mexico to the Mississippi River. In 2004, our Tampa warehouse handled approximately 1.2 million tons of phosphate fertilizers, or about 65% of our production for that year. The remainder of our phosphate fertilizer production is transported by truck or rail directly to customers or to in-market storage facilities.

        Phosphate fertilizer shipped across the Gulf of Mexico to the Mississippi River is transferred into river barges near New Orleans. Phosphate fertilizer in these river barges is transported to our storage facilities or sold directly to customers. River transportation is provided primarily under an agreement with one of the major inland river system barge operators.

Storage Facilities and Other Properties

        We currently own or rent space at 48 in-market storage terminals and warehouses located in a 16-state region stretching from the east coast of the United States to Washington State to Texas. Including storage at our production facilities and at the Tampa warehouse and ammonia terminal, we have an aggregate storage capacity for approximately two million tons of fertilizer. We believe our storage system is the most extensive in North America.

        Our storage capabilities are summarized in the following table.

	Ammonia		UAN(1)		Dry Products(2)
	Number of Facilities	Capacity (Tons)	Number of Facilities	Capacity (Tons)	Number of Facilities	Capacity (Tons)
	(tons in thousands)
Plants	2	130	1	135	3	210
Tampa Port	1	38		—	1	75

		168		135		285
In-Market Locations
Owned	20	680	9	245	5	369
Rentals(3) & other	—	—	12	165	2	37

Total in-market	20	680	21	410	7	406

Total Storage Capacity		848		545		691

(1)
Capacity is expressed as the equivalent volume of UAN measured on a 28% nitrogen content basis.

(2)
Our dry products include urea, DAP and MAP.

(3)
Our rental agreements are typically for periods of one to three years.

        In addition to these facilities, we also own our corporate headquarters, which is located in Long Grove, Illinois.

Customers

        The principal customers for our nitrogen and phosphate fertilizers are cooperatives and independent fertilizer distributors. Since our formation in 1946, most of our sales have been to the regional agricultural cooperatives that have owned us. Following adoption of our new business model in 2002, we have significantly broadened and adjusted our customer base and expanded our export sales. For example, in 2004, ConAgra, our largest unaffiliated customer, accounted for approximately 8% of our sales volume. The following table sets forth the sales to our owners, unaffiliated customers and Westco for the past three years and the first six months of 2005.

	Year ended December 31,
							Six months ended June 30, 2005
	2002		2003		2004
	Sales	Percent	Sales	Percent	Sales	Percent	Sales	Percent
	(tons in millions)
Owners	6.01	75%	5.59	68%	4.47	53%	2.61	53%
Unaffiliated Customers
Domestic	1.20	15	1.97	24	2.83	33	1.62	34
Export	.25	3.16		2.68		8.39		8
Westco	.54	7.50		6.52		6.26		5

Total	8.00	100%	8.22	100%	8.50	100%	4.88	100%

        We have entered into market-based, multi-year supply contracts with our owners and their affiliates relating to future purchases of fertilizer products. See "Certain Relationships and Related Party Transactions—Owner Supply Contracts."

        During 2004, two customers—GROWMARK, Inc., which is one of our owners, and Agriliance, LLC, a 50-50 joint venture between two of our other owners—made combined fertilizer purchases of approximately $688.6 million from us, representing approximately 42% of our total net sales. A loss of either of these customers could have a material adverse effect on our results of operations.

        Sales to Agriliance, LLC accounted for 44% of our total net sales in 2002; 41% of our total net sales in 2003 and 29% of our total net sales in 2004. With respect to our nitrogen fertilizer business, sales to Agriliance, LLC represented 46% of net sales in 2002; 40% of net sales in 2003, and 31% of net sales in 2004. With respect to our phosphate fertilizer business, sales to Agriliance, LLC represented 40% of net sales in 2002; 45% of net sales in 2003, and 24% of net sales in 2004.

        Sales to GROWMARK, Inc. accounted for 17% of our total net sales in 2002; 15% of our total net sales in 2003 and 13% of our total net sales in 2004. With respect to our nitrogen fertilizer business, sales to GROWMARK, Inc. represented 17% of net sales in 2002; 15% of net sales in 2003, and 13% of net sales in 2004. With respect to our phosphate fertilizer business, sales to GROWMARK, Inc. represented 18% of net sales in 2002; 14% of net sales in 2003, and 11% of net sales in 2004.

Competition

        Our markets are intensely competitive, based primarily on delivered price and to a lesser extent on customer service and product quality. During the peak demand periods, product availability and delivery time also play a role in the buying decisions of customers.

        In the nitrogen fertilizer business, our primary North American-based competitors are Agrium, Terra Industries and Koch Nitrogen. There is also significant competition from product sourced from regions of the world with low natural gas costs. Because urea is the most widely-traded fertilizer product and there are limited barriers to entry, competition from foreign-sourced product is particularly acute with respect to urea.

        In the phosphate fertilizer business, our primary North American-based competitors are Mosaic, Potash Corp. and Simplot. Historically, imports have not been a factor, as the United States is a large net exporter of phosphate fertilizers.

Seasonality

        The sales patterns of all five of our products are seasonal. The strongest demand for our products occurs during the spring planting season, with a second period of strong demand following the fall harvest. We and/or our customers generally build inventories during the low demand periods of the year in order to ensure timely product availability during the peak sales seasons. Seasonality is greatest for ammonia due to the limited ability of our customers and their customers to store significant quantities of this product. The seasonality of fertilizer demand results in our sales volumes and net sales being the highest during the spring and our working capital requirements being the highest just prior to the start of the spring season. Our quarterly financial results can vary significantly from one year to the next due to weather-related shifts in planting schedules and purchasing patterns.

Financial Information About Foreign and Domestic Sales and Operations

        The amount of net sales attributable to our sales to foreign and domestic markets over the last three fiscal years and the carrying value of our foreign and domestic assets is set forth under note 28 to our audited consolidated financial statements included in this prospectus.

Environment, Health and Safety

        We are subject to numerous environmental, health and safety laws and regulations, including laws and regulations relating to land reclamation; the generation, treatment, storage, disposal and handling of hazardous substances and wastes; and the cleanup of hazardous substance releases. These laws include the Clean Air Act, the Clean Water Act, RCRA, CERCLA, the Toxic Substances Control Act and various other federal, state, provincial, local and international statutes. Violations can result in substantial penalties, court orders to install pollution-control equipment, civil and criminal sanctions, permit revocations and facility shutdowns. In addition, environmental, health and safety laws and regulations may impose joint and several liability, without regard to fault, for cleanup costs on potentially responsible parties who have released or disposed of hazardous substances into the environment.

        We have received notices from time to time from governmental agencies or third parties alleging that we are a potentially responsible party at certain sites under CERCLA or other environmental cleanup laws. We are currently involved in remediation activities at certain of our current and former facilities. We are also participating in the cleanup of third-party sites at which we have disposed of wastes. In April 2002, we were asked by the current owner of a former phosphate mine and manufacturing facility that we operated in the late 1950s and early 1960s located in Georgetown Canyon, Idaho, to contribute to a remediation of this property. We declined to participate in the cleanup. It is our understanding that the current owner is undertaking an investigation of the environmental conditions at the site. We do not know if a final remedy has been identified by the current owner and approved by the state. We anticipate that the current owner may bring a lawsuit against us seeking contribution for the cleanup costs, although we do not have sufficient information to determine when such a suit may be brought. We are not able to estimate at this time our potential liability with respect to the remediation of this property. Based on currently available information, we do not expect that any remedial or financial obligations we may be subject to involving other sites will have a material adverse effect on our business, financial condition or results of operations.

        In December 2004, the United States Environmental Protection Agency, or EPA, inspected our Plant City, Florida phosphate fertilizer complex for compliance with RCRA, the federal statute that governs the generation, transportation, treatment, storage and disposal of hazardous wastes. This inspection was undertaken as part of a broad enforcement initiative commenced by the EPA to evaluate whether mineral processing and mining facilities, including, in particular, phosphoric acid production facilities, are in compliance with RCRA, and the extent to which such facilities' waste management practices have impacted the environment. In January 2005, EPA returned to the Plant City phosphate fertilizer complex and took samples of soils, groundwater and various waste streams at the facility. We have not yet received the results of the inspection from EPA. Accordingly, we do not know at this time whether the EPA intends to bring an enforcement action against us alleging violations of RCRA or other environmental laws at this facility. If an enforcement action is brought by EPA, we could be subject to fines or penalties and required to undertake other actions, including additional environmental investigations, at this facility. In addition to Plant City, we understand that the EPA will also inspect our Bartow facility, where we formerly manufactured phosphoric acid, in connection with this enforcement initiative. To date, we have not been contacted by the EPA with respect to the Bartow facility.

        We expect continued government and public emphasis on environmental issues will result in increased future investments for environmental controls at ongoing operations. Our environmental, health and safety capital expenditures in 2004 were approximately $1.6 million. We have budgeted $5.6 million and $3.9 million for environmental, health and safety capital expenditures for 2005 and 2006, respectively. Environmental, health and safety laws and regulations are complex, change frequently and have tended to become more stringent over time. As a result we may be required to incur additional expenditures to comply with these laws and regulations, and they could have a material adverse effect on our business, financial condition and results of operations.

        Our phosphate operations in Florida are subject to regulations governing the closure and long-term maintenance of our phosphogypsum stack systems. In accordance with those regulations, we have closed the old phosphogypsum stack system at the Plant City phosphate fertilizer complex and are in the process of closing the phosphogypsum stack system at the Bartow phosphate complex.

        At our Bartow phosphate complex, we estimate that we will spend between $3.0 million and $4.0 million per year during the years 2005 through 2007 and an additional $14.3 million, in the aggregate, in subsequent years to complete the closure of the phosphogypsum stack and cooling pond. At the Plant City phosphate complex, we estimate that from 2022 to 2026, we will spend roughly $2.3 million per year to close the phosphogypsum stack currently in use, and an additional $3.2 million, in the aggregate, during the years 2034 through 2038 to complete closure of the cooling pond.

        Cost estimates for closure of our old phosphogypsum stack systems are based on formal closure plans submitted to the State of Florida, which are subject to revision during negotiations over the next several years. Moreover, the time frame involved in the closure of our phosphogypsum stack systems extends as far as the year 2057. Accordingly, the actual amount to be spent will also depend upon factors such as the timing of activities, refinements in scope, technological developments, cost inflation and changes in applicable laws and regulations. These costs estimates may also increase if the Plant City phosphogypsum stack is further expanded.

        The present value of the closure costs for the phosphogypsum stack systems has been accrued in accordance with SFAS No. 143. As of December 31, 2004, reserves recorded in our financial statements for these closure costs totaled $33.9 million. This estimate includes $15.4 million to treat water at both the Bartow facility and the Plant City facility. The costs to treat water at Bartow are estimated to be $7.1 million and are anticipated to be incurred through 2023. The estimates for water treatment at Plant City are $8.3 million and are expected to be incurred in the 2031 to 2057 time frame.

        We have an asset retirement obligation at CFL's Medicine Hat facility for certain decommissioning and land reclamation activities upon cessation of operations. We also have an asset retirement obligation at our Donaldsonville, Louisiana nitrogen complex for reclamation of two effluent ponds upon cessation of operations. We have determined that no reasonable estimate of these obligations can be made because a date or range of dates for cessation of operations is not determinable.

        We hold numerous environmental and mining permits authorizing operations at our facilities. A decision by a government agency to deny or delay issuing a new or renewed material permit or approval, or to revoke or substantially modify an existing permit, could have a material adverse effect on our ability to continue operations at the affected facility. Any future expansion of our existing operations is also predicated upon securing the necessary environmental or other permits or approvals.

        As of January 1, 2005, the area permitted for mining at our Hardee phosphate complex had approximately 60 million tons of recoverable phosphate rock reserves, which will meet our requirements, at current production rates, for approximately 17 years. We have secured the necessary permits to mine these reserves from the Florida Department of Environmental Protection and the U.S. Army Corps of

Engineers. Mining of these reserves beyond 2011 is subject to extension of our local development authorization by the Hardee County Board of County Commissioners. Additionally, we have initiated the process of applying for authorization and permits to expand the geographical area in which we can mine at our Hardee property. The expanded geographical area has an estimated additional 35 million tons of recoverable phosphate reserves, which will allow us to conduct mining operations at our Hardee property for approximately ten additional years at current operating rates, assuming we secure the authorization and permits to mine in this area. The estimated recoverable phosphate reserves are reflective of the anticipated permittable mining areas based on recent similar permitting efforts. An assessment of the wetlands subject to the jurisdiction of the Florida Department of Environmental Protection and the Army Corps of Engineers is underway for this expanded area. In Florida, local community participation has become an important factor in the authorization and permitting process for mining companies. A denial of the authorizations or permits to continue and/or expand our mining operations at our Hardee property would prevent us from mining all of our reserves and have a material adverse effect on our business, financial condition and results of operations.

        Likewise, our phosphogypsum stack system at Plant City has sufficient capacity to meet our requirements through 2014 at current operating rates and subject to regular renewals of our operating permits. We have secured the local development authorization to increase the capacity of this stack system. The increased capacity is expected to meet our requirements through 2049 at current operating rates and subject to securing the corresponding operating permits. A decision by the state or federal authorities to deny a renewal of our current permits or to deny operating permits for the expansion of our stack system could have a material adverse effect on our business, financial condition and results of operations.

        In certain cases, as a condition to procuring such permits and approvals, we may be required to comply with financial assurance regulatory requirements. The purpose of these requirements is to assure the government that sufficient company funds will be available for the ultimate closure, post-closure care and/or reclamation at our facilities. Currently, these financial assurance requirements can be satisfied without the need for any expenditure of corporate funds if our financial statements meet certain criteria, referred to as the financial tests. However, pursuant to a recent amendment to Florida's regulations governing financial assurance related to the closure of phosphogypsum stacks, we intend to establish a trust fund to meet such obligations to take advantage of a "Safe Harbor" provision of the new regulations. Beginning in 2006, we expect to contribute between $2 million and $5 million annually over the next ten years, based upon an assumed rate of return of 4% on invested funds, to a fund earmarked to cover the closure and long-term maintenance and monitoring costs of our phosphogypsum stacks, as well as any costs incurred to manage our wastewater upon closure of the stacks. The amount of money that will have accumulated in the trust fund by the end of the ten-year period, including interest earned on contributed funds, is currently expected to be approximately $37 million. After the initial ten years, contributions to the trust fund are expected to average approximately $1 million annually for the following 16 years. The trust fund is expected to approximate $92 million at the end of 26 years assuming a 4% return on the invested funds. Additionally, the Florida legislature recently passed a bill that would require mining companies to demonstrate financial responsibility for wetland and other surface water mitigation measures in advance of any mining activities. If this bill becomes law, we may be required to demonstrate financial responsibility for wetland and other surface water mitigation measures if and when we expand our Hardee mining activities to new geographical areas not currently permitted.

        Several of our permits require us to reclaim any property disturbed by our operations, including our mining permit at the Hardee phosphate complex. At our Hardee property, we currently mine approximately 300 to 400 acres of land each year, all of which must be reclaimed. The costs to reclaim this land vary based on the type of land involved and range from $2,400 to $17,800 an acre, with an average of $5,500 an acre. The present value of our estimated costs to reclaim previously mined land at the Hardee phosphate complex totals approximately $19 million. We do not anticipate our reclamation obligations at our Hardee property or other facilities will have a material adverse effect on our business, financial condition and results of operations.

        We manufacture, process, store, handle, distribute and transport ammonia, which is highly volatile. The mishandling of ammonia or an accidental release can cause fires, explosions, severe property damage, injuries to humans and the environment and possible disruptions in our operations. This could in turn result in civil lawsuits and regulatory actions by governmental agencies, which could lead to significant liabilities. In addition, we may incur significant liabilities associated with the use of railcars to transport our products, including ammonia and other potentially dangerous materials. A railcar accident involving this dangerous cargo could result in catastrophic circumstances, including fires, explosions, accidents and severe pollution. Such mishandling or accident could result in significant liability in civil suits and government enforcement actions. In May 2000, we experienced an explosion at our Donaldsonville nitrogen fertilizer complex. Three people died and several others were injured in this explosion and we currently are involved in numerous lawsuits involving this tragedy. We are also involved in personal injury lawsuits arising out of a train derailment near Minot, North Dakota in 2002, in which one person died and numerous others were injured. Although we do not anticipate that the outcome of these lawsuits will have a material adverse effect on our operations, we cannot assure you that these or future lawsuits will not be material.

        We are also subject to the Occupational Safety and Health Act, the regulations of the Occupational Safety and Health Administration ("OSHA") and state statutes and regulations concerning employee health and safety matters. Recently, OSHA issued a notice to its regional offices and applicable state health and safety regulatory authorities stating that it has identified serious hazards at our facilities relating to the electrical classification of our ammonia compressor rooms and the fall protection equipment we use for our employees who work atop railcars. The notice also specifies certain corrective actions that OSHA has requested that we take relating to these matters. OSHA issued this notice following the inspection of certain of our facilities in connection with our participation in OSHA's Voluntary Protection Program, a voluntary program that recognizes health and safety achievements. The failure to take the requested corrective action could result in the commencement of enforcement proceedings against us and/or OSHA removing us from the Voluntary Protection Program. We disagree with OSHA's position on these matters and are currently evaluating possible responses to the OSHA notice. We also do not believe that the costs associated with implementing the corrective actions requested by OSHA, if we ultimately were to undertake such actions, would have a material adverse effect on our business, financial condition, results of operations or cash flow.

Employees and Labor Relations

        As of June 30, 2005, we had approximately 1,400 full-time and 100 part-time employees. Of these employees, 25 operators at one of our storage facilities are represented by a collective bargaining agreement with the United Steel, Paper and Forestry, Rubber, Manufacturing, Energy, Allied Industrial and Service Workers International Union or United Steel Workers.

Legal Proceedings

        From time to time, we are involved in litigation and administrative proceedings which arise in the ordinary course of our business. Recently, we have been involved in numerous property damage and personal injury lawsuits arising out of an explosion at our Donaldsonville nitrogen fertilizer complex in 2000, in which three people died and several others were injured, as well as personal injury lawsuits arising out of a train derailment near Minot, North Dakota in 2002, in which one person died and numerous others were injured. We are also currently a defendant in numerous lawsuits in which the plaintiffs claim they were exposed to asbestos at our facilities, and we anticipate that we will be subject to additional claims relating to asbestos exposure in the future. We do not believe that any of the lawsuits or proceedings in which we are currently involved, either individually or in the aggregate, are likely to have a material adverse effect on our business, financial condition, results of operations or cash flows.

MANAGEMENT

        In connection with this offering, we intend to amend and restate our certificate of incorporation and by-laws. The following summary of our management and directors contains reference to provisions of the amended and restated certificate of incorporation and by-laws, including the classification of the board of directors and the election and term of service of directors, that will be in effect upon the completion of this offering.

        The following table identifies our executive officers and current directors and director nominees who will be serving upon completion of this offering, and their ages as of July 31, 2005.

        Prior to the consummation of this offering, we expect to appoint four new independent directors, consisting of Robert C. Arzbaecher, Wallace W. Creek, David R. Harvey and Edward A. Schmitt. They have each consented to serve as directors.

Name	Age	Position
Stephen R. Wilson	56	President, Chief Executive Officer and Chairman of the Board
Ernest Thomas	51	Senior Vice President and Chief Financial Officer
David J. Pruett	51	Senior Vice President, Operations
Douglas C. Barnard	46	Vice President, General Counsel, and Secretary
Stephen G. Chase	53	Vice President, Corporate Planning and Business Development
William G. Eppel	61	Vice President, Human Resources
Philipp P. Koch	53	Vice President, Raw Materials Procurement
Fernando A. Mugica	54	Vice President, Supply and Logistics
Monty R. Summa	52	Vice President, Sales
Robert D. Webb	62	Vice President and Corporate Controller
Robert C. Arzbaecher	45	Director Nominee
Wallace W. Creek	66	Director Nominee
David R. Harvey	66	Director Nominee
Edward A. Schmitt	59	Director Nominee

        Each officer serves at the discretion of our board of directors and holds office until his or her successor is elected and qualified or until his or her earlier resignation or removal.

        The following sets forth certain biographical information with respect to our executive officers and current director and nominees who will be serving upon completion of this offering:

        Stephen R. Wilson has served as our president and chief executive officer since October 2003 and served as interim president and chief executive officer from July 2003 through October 2003. Mr. Wilson has been a member of CF Holdings' board since April 2005 and chairman of the board since July 2005. Mr. Wilson joined us in 1991 as senior vice president and chief financial officer, following a lengthy career with Inland Steel Industries, Inc. Mr. Wilson is a certified public accountant, and he holds B.A. and M.B.A. degrees from Northwestern University.

        Ernest Thomas has served as our senior vice president and chief financial officer since May 2004. From November 2002 to August 2003, Mr. Thomas served as chief financial officer and treasurer of Tower Automotive, Inc., a supplier of structural metal products for the automotive industry. From August 2003 to May 2004, Mr. Thomas was not employed. He spent the previous four years with Modine Manufacturing Co., a manufacturer of heat-transfer components and systems, serving as chief financial officer from October 2000 to October 2002 and as a group vice president from August 1998 to October 2000. Prior to joining Modine, Mr. Thomas spent over nine years with Eaton Corporation, a diversified industrial manufacturer of systems and controls, primarily in senior operating positions, and over eleven years on the General Motors financial staff. On February 2, 2005, Tower Automotive, Inc. filed a voluntary petition in the United States Bankruptcy Court for the Southern District of New York seeking reorganization relief under the provisions of Chapter 11 of the United States Bankruptcy Code. Mr. Thomas holds a B.A. degree from Bluffton College and an M.B.A. degree from Miami University of Ohio.

        David J. Pruett joined us in July 2005 as senior vice president, operations. Prior to joining us, Mr. Pruett worked for Dyno Nobel, Inc., a global, Norwegian-owned explosives company. From January 2003 to August 2004, he held the position of vice president, merger implementation to manage the merger of Dyno Nobel with the Ensign Bickford Company; and from May 1996 to January 2003, he served as vice president, manufacturing, sourcing and logistics for Dyno Nobel North America. Mr. Pruett was not employed from August 2004 through July 2005. Mr. Pruett has a B.S. degree in Chemistry and an M.S. degree in Pulp and Paper Chemistry from Michigan Technological University. He earned his Ph.D. in Analytical Chemistry from Michigan State University.

        Douglas C. Barnard has served as our vice president, general counsel, and secretary since January 2004. From January 2001 to July 2003, Mr. Barnard served as an executive vice president and general counsel of Bcom3 Group, Inc., an advertising and marketing communication services group (including service from January 2003 to July 2003 in a successor corporation formed to market and sell securities received in the sale of Bcom3 Group). From July 2003 until January 2004, Mr. Barnard was not employed. From August 2000 to January 2001, he was a partner in the law firm of Kirkland and Ellis. Previously, from August 1996 to July 2000, Mr. Barnard was vice president, general counsel, and secretary of LifeStyle Furnishings International Ltd., a manufacturer and distributor of residential furniture and decorative fabrics. He holds a B.S. degree from the Massachusetts Institute of Technology, a J.D. degree from the University of Minnesota and an M.B.A. degree from the University of Chicago.

        Stephen G. Chase has served as our vice president, corporate planning and business development since March 2001. Mr. Chase joined us in 1975 after earning an M.B.A. degree from the University of Chicago. He also has a B.S. degree in management engineering from Rensselaer Polytechnic Institute. During his career with us, Mr. Chase has served in a number of key positions, including director, operations planning and director, corporate planning and analysis.

        William G. Eppel has served as our vice president, human resources since 1993. Since Mr. Eppel joined us in 1977, he has served in several key human resources positions. Mr. Eppel holds a B.A. in business administration from Michigan State University.

        Philipp P. Koch has served as our vice president, raw materials procurement since July 2003. Before joining us, Mr. Koch spent nearly 25 years in the energy industry with Amoco Corporation and BP PLC, from January 1980 to July 2003. He has extensive international and domestic energy experience in the areas of supply and trading. Mr. Koch has a B.A. degree from Greenville College and an M.B.A. degree from DePaul University.

        Fernando A. Mugica has served as our vice president, supply and logistics since March 2004. Mr. Mugica joined us in 1977 and has served in a number of key positions in the supply and logistics function during his career. Mr. Mugica holds a B.S. in systems engineering from the University of Illinois and an M.B.A from DePaul University.

        Monty R. Summa has served as our vice president, sales since August 2003. Mr. Summa served as president of Sabre Initiatives, LLC, a cooperative buying group owned by independent agricultural retailers from March 2000 to August 2003. From 1997 to 2000, he was vice president of the Distribution Division for Terra Industries, a manufacturer and distributor of nitrogen fertilizer products. Mr. Summa holds a B.A. degree in marketing from Northwest Missouri State University.

        Robert D. Webb has served as our vice president and corporate controller since 1997. Mr. Webb joined us in 1978 and has held several senior level management positions within the finance and accounting areas, including acting chief financial officer from July 2003 to May 2004. Prior to joining us, he spent 13 years with Arthur Andersen & Co. Mr. Webb holds a B.S. in accounting from Northern Illinois University and is a certified public accountant.

        Robert C. Arzbaecher is a nominee to our board of directors and has consented to serve as a director. Mr. Arzbaecher has served as chairman of the board of Actuant Corporation, a manufacturer and marketer of industrial products and systems, since 2001 and president and chief executive officer of Actuant Corporation since 2000. From 1992 until 2000, Mr. Arzbaecher held various financial positions with Applied Power, Inc., Actuant's predecessor, the most recent of which was chief financial officer. Prior to 1992, Mr. Arzbaecher held various financial positions with Grabill Aerospace, Farley Industries and Grant Thornton, a public accounting firm. Mr. Arzbaecher is a certified public accountant.

        Wallace W. Creek is a nominee to our board of directors and has consented to serve as a director. Mr. Creek served as controller of General Motors Corporation from 1992 to 2002 and held several executive positions in finance at GM over a 43-year career. Mr. Creek was senior vice president of finance of Collins & Aikman, a leading manufacturer of automotive interior components, from December 2002 to June 2004. He is also a director of Columbus McKinnon Corporation.

        David R. Harvey is a nominee to our board of directors and has consented to serve as a director. Mr. Harvey has served as chairman of the board of Sigma-Aldrich Corporation, a manufacturer and distributor of biochemical and organic chemicals, since January 2001 and as chief executive officer since November 1999. From 1986 until 1999, he served as Chief Operating Officer of Sigma-Aldrich Corporation. Prior to 1986, Mr. Harvey served in various executive positions at Aldrich Chemical Company, including president and vice president—Europe, and in various sales and marketing positions at Shell International Chemical Company. Mr. Harvey has served as a director of Sigma-Aldrich Corporation since 1981.

        Edward A. Schmitt is a nominee to our board of directors and has consented to serve as a director. Mr. Schmitt has served as chairman of the board of Georgia Gulf Corporation, a major manufacturer of chemical products, since September 2001; as chief executive officer since April 1998; and as president since December 1997. From 1985 until 1997, he held various manufacturing and executive positions with Georgia Gulf, including executive vice president in February 1997. Prior to 1985, Mr. Schmitt held manufacturing and engineering positions with Georgia-Pacific Corporation (Georgia Gulf was created in 1985 from Georgia-Pacific's commodity chemicals division), Allied Chemical Corporation, and the Aluminum Company of America.

        In addition, we anticipate that William Davisson, John E. Gherty and John D. Johnson will be added to our board after the consummation of this offering.

        William Davisson has served as the chief executive officer of GROWMARK, Inc., one of our owners, since 1998, and as a member of CF Industries' board since 1999. Mr. Davisson served as chairman of CF Industries' board from 2002 to 2004. Mr. Davisson has worked in the GROWMARK system his entire career, since 1970, and he is a certified public accountant.

        John E. Gherty has served as the president and chief executive officer of Land O'Lakes, one of our owners, since 1989, and as a member of CF Industries' board since 1993. Mr. Gherty served as chairman of CF Industries' board from 2000 to 2002. Mr. Gherty has announced he will be retiring from Land O'Lakes later this year.

        John D. Johnson has served as the president and chief executive officer of CHS Inc. (formerly Cenex Harvest States), one of our owners, and as a member of CF Industries' board, since 2000. Mr. Johnson joined Harvest States, a predecessor to CHS, in 1976, and he served as president and chief executive officer of Harvest States from 1995 to 1998. From 1998 to 2000, Mr. Johnson served as general manager and president of CHS. Mr. Johnson currently serves as chairman of CF Industries' board, and he is also a director of Gold Kist Inc.

Board of Directors

        Our board of directors currently consists of one member. Prior to the completion of this offering, our certificate of incorporation will be amended to divide our board into three classes, with one class being elected each year. Each director will serve a three-year term, with termination staggered according to class, except that Class I directors will have an initial term expiring in 2006, Class II directors will have an initial term expiring in 2007 and Class III directors will have an initial term expiring in 2008. Class I will be comprised of David R. Harvey. Class II will be comprised of Robert C. Arzbaecher and Edward A. Schmitt. Class III will be comprised of Wallace W. Creek and Stephen R. Wilson. Under the rules of the New York Stock Exchange, a majority of the board must be independent on or before the date that is one year after the consummation of this offering. We intend to comply with this requirement as it becomes applicable to us.

Committees of the Board of Directors

        We will have three board committees: an audit committee; a corporate governance and nominating committee; and a compensation committee.

Audit Committee

        Our audit committee's main function will be to oversee our accounting and financial reporting processes, internal systems of control, independent auditor relationships, and the audits of our financial statements. The audit committee will be comprised of not fewer than three directors elected by a majority of the board. After this offering, our audit committee will consist of Robert C. Arzbaecher, Wallace W. Creek and David R. Harvey. Wallace W. Creek will be the chairman of our audit committee and our audit committee financial expert (as defined under applicable SEC rules). Our board has determined that each of the directors serving on our audit committee is independent within the meaning of the rules of the SEC and under the corporate governance rules of the New York Stock Exchange.

Corporate Governance and Nominating Committee

        Our corporate governance and nominating committee's main functions will be to assist our board of directors by identifying individuals qualified to serve as directors, consistent with criteria set by our board, and also to assist our board of directors with respect to corporate governance matters. The corporate governance and nominating committee will be comprised of not fewer than three directors elected by a majority of the board. After this offering, our corporate governance and nominating committee will consist of Wallace W. Creek, David R. Harvey and Edward A. Schmitt. David R. Harvey will be the chairman of our corporate governance and nominating committee. Our board has determined that each of the directors serving on our corporate governance and nominating committee is independent under the corporate governance rules of the New York Stock Exchange.

Compensation Committee

        Our compensation committee's main function will be to assist our board of directors in determining the development plans and compensation of our senior management and directors. The compensation committee will be comprised of not fewer than three directors elected by a majority of the board. After this offering, our compensation committee will consist of Robert C. Arzbaecher, Wallace W. Creek and Edward A. Schmitt. Robert C. Arzbaecher will be the chairman of our compensation committee. Each member of our compensation committee will be an "outside" director, as that term is defined in Section 162(m) of the Internal Revenue Code, and a "non-employee" director, within the meaning of Rule 16b-3 under the Securities Exchange Act. Our board has determined that each of the directors serving on our compensation committee is independent under the corporate governance rules of the New York Stock Exchange.

Director Compensation

        The non-employee directors on our board will be paid an annual retainer of $30,000 and will receive restricted shares annually with a value of $65,000. The restricted shares will vest on the date of the first annual meeting of our shareholders following the date of grant or after one year of service on the board, whichever occurs first. The chairperson of the audit committee will also receive an additional annual retainer of $5,000. Board members will receive an additional annual cash payment of $1,500 for each board meeting attended in person, $500 for each telephonic board meeting, $1,250 for each board committee meeting, and $425 for each telephonic board committee meeting.

Compensation Committee Interlocks and Insider Participation

        None of the members of our compensation committee is an officer or employee of our company. None of our executive officers currently serves, or in the past year has served, as a member of the board of directors or compensation committee of any other entity that has one or more executive officers serving on our board of directors or compensation committee.

Executive Compensation

        The following table sets forth information regarding the compensation we paid our president and chief executive officer, our former executive vice president and chief operating officer and each of our three other most highly compensated executive officers for the year ended December 31, 2004. We refer to these individuals, collectively, as the named executive officers.

Summary Compensation Table

	Annual Compensation
Name and Principal Position			Other Annual Compensation(2)	All Other Compensation(3)
	Salary	Bonus(1)
Stephen R. Wilson President and Chief Executive Officer	$636,400	$890,960	$2,642	$59,742
John H. Sultenfuss(4) Executive Vice President and Chief Operating Officer	450,000	500,000	2,751	43,266
Ernest Thomas(5) Senior Vice President and Chief Financial Officer	202,692	200,000	—	17,343
Douglas C. Barnard(6) Vice President, General Counsel, and Secretary	240,385	175,000	—	21,413
Philipp P. Koch Vice President, Raw Materials Procurement	229,942	165,000	4,491	19,783

(1)
Bonus amounts are reported for the year in which they were earned, regardless of when paid.

(2)
Amounts in this column represent a tax gross-up with respect to use of a company car.

(3)
Amounts in this column represent employer contributions to qualified and nonqualified defined contribution retirement plans ($57,276 for Mr. Wilson, $40,550 for Mr. Sultenfuss, $16,096 for Mr. Thomas, $19,904 for Mr. Barnard and $19,198 for Mr. Koch) and employer paid term life insurance premiums ($2,466 for Mr. Wilson, $2,716 for Mr. Sultenfuss, $1,247 for Mr. Thomas, $1,509 for Mr. Barnard and $585 for Mr. Koch).

(4)
Mr. Sultenfuss retired effective as of February 17, 2005.

(5)
Mr. Thomas joined us on May 3, 2004, and his compensation is reported only from such date forward.

(6)
Mr. Barnard joined us on January 12, 2004, and his compensation is reported only from such date forward.

Change in Control Agreements

        Messrs. Barnard, Koch, Thomas and Wilson, as well as certain other of our executive officers have entered into change in control agreements with us. Under the terms of these agreements, each of these executives is entitled to receive certain payments and benefits from us if the executive's employment is terminated by us without "cause" (other than by reason of the executive's death or disability), or the executive resigns because of "good reason," in either case within the period of 24 months following (or in certain cases prior to) a change in control (as defined in the agreements) (a "qualifying termination").

        Under the change in control agreements, an executive will be deemed to have good reason if:

  •
  we fail to pay the executive's specified annual salary or provide certain benefits;

  •
  we assign the executive duties inconsistent with his or her current position or substantially and adversely alter his or her responsibilities;

  •
  we fail to continue any compensation plan that constitutes a material portion of the executive's compensation; or

  •
  we change the executive's primary employment location by more than 35 miles.

        Following a qualifying termination, the change in control agreements provide for (i) a lump sum payment equal to two times (three times in the case of Mr. Wilson) the sum of the executive's base salary and target bonus, (ii) welfare benefit continuation for a period of two years (three years in the case of Mr. Wilson) and (iii) a pro-rata bonus for the year of termination, assuming target levels of performance or, if higher, actual year-to-date performance. In addition, if the executive is otherwise eligible to participate in the applicable plan, the executive will receive a cash payment equal to the actuarial value of two additional years (three years in the case of Mr. Wilson) of age and service credit under our Retirement Income Plan; will be credited with two additional years of age and service credit under the related excess retirement plan (three years in the case of Mr. Wilson); and will receive a cash payment equal to contributions that we would have made to our Thrift Savings Plan and the related excess savings plan on behalf of the executive for a period of two years (three years in the case of Mr. Wilson). If the executive is not fully vested in his or her benefits under the Thrift Savings Plan and the related excess savings plan, he or she will receive a cash payment equal to his or her unvested benefits under such plans. The executive will not be obligated to seek other employment in mitigation of the payments and benefits to be provided, and no such other employment will reduce our obligation to make such payments and to provide such benefits to the executive under the agreements.

        The change in control agreements further provide that, if any of the payments to the executive becomes subject to the excise tax imposed by Section 4999 of the Internal Revenue Code, the executive will be entitled to receive an additional gross-up payment such that, after payment by the executive of all taxes, including any excise tax imposed upon the gross-up payment, the executive will receive the net after-tax benefit that the executive would have received had the excise tax not been imposed.

        The executive will be required to sign a release of claims in favor of us as a condition to receiving any such payments or benefits under the change in control agreements.

2005 Equity and Incentive Plan

        Our board of directors has adopted the CF Industries Holdings, Inc. 2005 Equity and Incentive Plan, which we refer to as the "plan." The purpose of the plan is to provide an incentive to our employees, officers, consultants and non-employee directors to increase their efforts and to promote our business.

        The plan authorizes our compensation committee, which administers the plan, to grant the following awards:

  •
  stock options (including options intended to be "incentive stock options" within the meaning of Section 422 of the Internal Revenue Code);

  •
  stock appreciation rights, which give the holder the right to receive the difference between the fair market value per share on the date of exercise over the grant price;

  •
  performance awards, which are payable in cash or stock upon the attainment of specified performance goals over periods of at least one year;

  •
  restricted stock, which is subject to restrictions on transferability and subject to forfeiture on terms set by our compensation committee; and

  •
  other stock-based awards in the discretion of our compensation committee, including unrestricted stock grants.

Share Reserve

        8,250,000 shares of our common stock are reserved and available for issuance under the plan, but no more than 2,887,500 shares of our common stock are available for issuance under the plan for any awards other than stock options and stock appreciation rights. If any outstanding award expires for any reason or is settled in cash, any unissued shares subject to the award will again be available for issuance under the plan. If a participant pays the exercise price of an option by delivering to us previously owned shares, only the number of shares we issue in excess of the surrendered shares will count against the plan's share limit. Also, if the full number of shares subject to an option is not issued upon exercise for any reason (including to satisfy a tax withholding obligation), only the net number of shares actually issued upon exercise will count against the plan's share limit.

Individual Award Limits

        The plan provides that no more than 1,237,500 shares underlying stock options may be granted to a participant in any one calendar year in the form of stock options and stock appreciation rights, and that no more than 618,750 shares underlying any other award may be granted to a participant in any one calendar year in the form of any other award under the plan. The maximum value of the aggregate payment that any participant may receive with respect to any cash-based awards under the plan is $3 million in respect of any annual performance period and $3 million per year under any performance period in excess of one year.

162(m)

        Under section 162(m) of the Internal Revenue Code, a public company generally may not deduct compensation in excess of $1 million paid to its chief executive officer and the four next most highly compensated executive officers. Until the annual meeting of our stockholders in 2009, or until the plan is materially amended, if earlier, awards granted under the plan will be exempt from the deduction limits of section 162(m). In order for awards granted after the expiration of this grace period to be exempt, the plan must be re-submitted for approval of our stockholders.

Performance Goals

        Under the plan, our compensation committee may determine that vesting or payment of an award under the plan will be subject to the attainment of one or more performance goals with respect to a performance period. Performance periods are determined by our compensation committee but are not shorter than twelve months. The performance goals may include any or a combination of, or a specified change in, the following:

  •
  return on total stockholder equity;

  •
  earnings per share;

  •
  net income (before or after taxes);

  •
  earnings before any or all of interest, taxes, minority interest, depreciation and amortization;

  •
  sales or revenues;

  •
  return on assets, capital or investment;

  •
  market share;

  •
  cost reduction goals;

  •
  budget comparisons;

  •
  implementation or completion of critical projects or processes; and

  •
  the formation of joint ventures, research or development collaborations, or the completion of other corporate transactions.

Termination of Employment

        Unless otherwise provided by our compensation committee in the award agreement, upon termination of a participant's employment or service, the participant will forfeit any outstanding awards.

Change in Control

        Upon a change in control (as defined in the plan) the restrictions, limitations and conditions applicable to outstanding awards will lapse, performance goals will be deemed to be fully achieved and the awards will become fully vested (and in the case of options, exercisable).

Transferability of Awards

        Unless otherwise provided by our compensation committee, awards granted under the plan generally may not be transferred by a grantee other than by will or the laws of descent and distribution and may be exercised during the grantee's lifetime only by the grantee or his or her guardian or legal representative.

Term of the Plan, Amendment or Termination of the Plan

        No award may be granted under the plan after the tenth anniversary of the effective date of the plan. Our board of directors may amend, alter, suspend, discontinue or terminate the plan at any time, provided that no such amendment, alteration, suspension, discontinuance or termination will be made without stockholder approval if such approval is, in the board's determination, necessary to comply with any tax or regulatory requirement. No amendment to or termination of the plan may adversely affect any awards granted under the plan without the participant's permission.

New Plan Benefits

        In connection with this offering, the following grants of stock options will be made to the following individuals:

2005 Equity and Incentive Plan
Name and Position	Shares
Stephen R. Wilson, President and Chief Executive Officer	1,173,400
Ernest Thomas, Senior Vice President and Chief Financial Officer	244,100
Douglas C. Barnard, Vice President, General Counsel, and Secretary	164,100
Philipp P. Koch, Vice President, Raw Materials Procurement	122,400
All executive officers	2,376,800
All employees other than executive officers	374,100

        In addition, each of our non-employee directors will receive a grant of 4,063 shares of restricted stock on the date of this prospectus.

Defined Benefit Pension Plans

        We maintain noncontributory defined benefit pension plans for employees whose covered employment commenced on or before December 31, 2003, including certain of the named executive officers.

        The annual retirement benefit under our defined benefit plans is based on years of eligible service multiplied by a percent of the highest average earnings of the retiree (as defined in the plan) during any 60 consecutive months. Benefits are paid on a straight line annuity basis, but married participants are paid a reduced qualified joint and survivor annuity unless they elect a straight line annuity.

        The amounts shown in the following table include an annualized payout assuming retirement at age 65 (before any reduction for social security benefits) of both qualified pension funds, as capped by legislation, and additional funds from the Executive Compensation Equalization and Deferral Plan, a non-qualified supplemental pension plan, designed to restore a participant's benefits under the qualified pension plan which are reduced by certain limiting provisions of the Internal Revenue Code.

	Years of Service
Highest Average Earnings
	5	10	15	20	25	30	35
$ 300,000	$26,250	$52,500	$78,750	$105,000	$131,250	$157,500	$183,750
400,000	35,000	70,000	105,000	140,000	175,000	210,000	245,000
500,000	43,750	87,500	131,250	175,000	218,750	262,500	306,250
600,000	52,500	105,000	157,500	210,000	262,500	315,000	367,500
700,000	61,250	122,500	183,750	245,000	306,250	367,500	428,750
800,000	70,000	140,000	210,000	280,000	350,000	420,000	490,000
900,000	78,750	157,500	236,250	315,000	393,750	472,500	551,250
1,000,000	87,500	175,000	262,500	350,000	437,500	525,000	612,500
1,100,000	96,250	192,500	288,750	385,000	481,250	577,500	673,750
1,200,000	105,000	210,000	315,000	420,000	525,000	630,000	735,000
1,300,000	113,750	227,500	341,250	455,000	568,750	682,500	796,250
1,400,000	122,500	245,000	367,500	490,000	612,500	735,000	857,500
1,500,000	131,250	262,500	393,750	525,000	656,250	787,500	918,750
1,600,000	140,000	280,000	420,000	560,000	700,000	840,000	980,000
1,700,000	148,750	297,500	446,250	595,000	743,750	892,500	1,041,250
1,800,000	157,500	315,000	472,500	630,000	787,500	945,000	1,102,500

        Our named executive officers have credited years of service as follows: Mr. Koch—1 year and Mr. Wilson—13 years. Mr. Sultenfuss retired on February 17, 2005, with 32 years of credited service under the plans. Messrs. Barnard and Thomas are ineligible to participate in these plans, since their employment commenced in 2004, after the plans had been closed to new participants.

Long-Term Incentive Plan

        The CF Industries, Inc. Long-Term Incentive Plan, or the LTIP, which was established on January 1, 2004, provides for long-term, performance-based cash incentive awards to corporate officers and other management employees who can have a significant impact on our long-term financial performance. The initial performance period runs from January 1, 2004 through December 31, 2006. A second performance period began on January 1, 2005 and runs until December 31, 2007.

        Upon completion of this offering the LTIP will be terminated. Aggregate payments to all participants under the plan in connection with the termination of the LTIP are expected to be approximately $3,800,000. Each of our named executive officers will receive approximately the following payments with respect to the termination of the LTIP: Mr. Wilson, $1,207,100; Mr. Sultenfuss, $180,600; Mr. Thomas, $334,900; Mr. Barnard, $153,600; and Mr. Koch, $153,600.

Annual Incentive Plan

        The CF Industries, Inc. Annual Incentive Plan, or the AIP, which was established on January 1, 2004, provides for annual performance-based cash awards to our corporate officers and other management employees who have the ability to contribute meaningfully to our business results. Each participant is assigned a target award opportunity ranging from 16% to 70% of base salary depending on the participant's compensation and responsibility level. Minimum awards are 0% and maximum awards are 200% of target. Achievement of awards depends on our pre-tax return on equity and the performance of the individual participant. Payment of approved awards is made in cash during the first two and one-half months of the calendar year following the completion of the applicable plan year. In the event of termination of employment other than for disability, death, or retirement, awards relating to the plan year in which termination occurs are forfeited. Upon a Change in Control (as defined in the AIP), company and individual performance results will be determined year-to-date for the then current plan year and, based on these results, awards will be paid in cash to participants on a pro-rata basis within 45 days following the Change in Control.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

        Prior to the completion of this offering, CF Industries' owners each owned more than 5% of its common stock, and each nominated one person to serve on CF Industries' board of directors.

Historical Product Purchases

        In 2002, 2003, 2004 and the first six months of 2005, CF Industries' owners purchased substantial quantities of chemical fertilizers from us as shown in the following table.

	Year ended December 31,						Six months ended June 30,
	2002		2003		2004		2005
	Purchases (in millions)	Percent of Total Net Sales	Purchases (in millions)	Percent of Total Net Sales	Purchases (in millions)	Percent of Total Net Sales	Purchases (in millions)	Percent of Total Net Sales
Agriliance, LLC(1)	$448.8	44%	$559.7	41%	$481.8	29%	$313.0	29%
GROWMARK, Inc.	172.1	17	202.9	15	206.8	13	144.1	13
Southern States Cooperative, Incorporated	66.5	7	76.8	6	73.1	4	54.8	5
MFA Incorporated	46.7	5	52.0	4	66.4	4	56.7	5
Tennessee Farmers Cooperative	33.0	3	37.9	3	37.8	2	17.9	2
La Coop fédérée	16.3	2	24.9	2	14.0	1	14.5	1
Intermountain Farmers Association	2.8	—	2.0	—	1.7	—	1.6	—

Total	$786.2	78%	$956.2	71%	$881.6	53%	$602.6	55%

(1)
A 50-50 joint venture between two of our owners, Land O'Lakes, Inc. and CHS Inc.

        In addition to purchasing fertilizer from us, some of our owners also contract with us to store fertilizer products at certain of our warehouses. In connection with these storage arrangements, we received approximately $362,000 from Agriliance, LLC and approximately $100,000 from MFA Incorporated in 2004.

Owner Supply Contracts

        We have entered into multi-year supply contracts with six of our owners and Agriliance LLC, a 50-50 joint venture between two of our other owners, Land O'Lakes, Inc. and CHS Inc., relating to future purchases of fertilizer products. The initial terms of the supply contracts last until June 30, 2008 for the contracts with six of our owners, and until June 30, 2010 with Agriliance, LLC. The term will be automatically extended for successive one-year periods unless a termination notice is given by either party.

        Each contract specifies a sales target volume and a requirement volume for the first contract year. The requirement volume is a percentage of the sales target volume and represents the volume of fertilizer that we are obligated to sell, and the customer is obligated to purchase, during the first contract year. Thereafter, the sales target volume is subject to yearly adjustment by mutual agreement or, failing such agreement, to an amount specified by us which is not less than 95% nor more than 100% of the prior year's sales target volume. The requirement volume is also subject to yearly adjustment to an amount specified by the customer which is not less than 65% nor more than 100% of the then applicable sales target volume. The contracts also contain reciprocal "meet or release" provisions pursuant to which each party must provide the other party with notice and the opportunity to match a transaction with a third party if such a transaction would impact the party's willingness or ability to supply or purchase, as the case may be, the then applicable sales target volume. The "meet or release" provisions may not, however, reduce the requirements volume. The aggregate requirement volumes under these seven contracts for the 12 months ending June 30, 2006 represents approximately 88% of the volume of fertilizer products purchased by our owners in the twelve-month period ending June 30, 2005.

        The prices for product sold under the supply contracts will vary depending on the type of sale selected by the customer. The customer may select (i) cash sales at prices that are published in our weekly cash price list, (ii) index sales at a published index price, (iii) forward pricing sales under our forward pricing program and (iv) sales negotiated between the parties. The supply contracts also provide for performance incentives based on (i) the percentage of the sales target volume actually purchased, (ii) the timing of purchases under our forward pricing program, (iii) the amount of purchases under our forward pricing program, (iv) specifying a requirement volume in excess of the then applicable minimum requirement volume and (v) quantity discounts for overall volume.

        We have agreed with our owners that the price they receive for cash sales, index sales and forward pricing sales are the same prices we charge all of our customers and that the performance incentives offered to them will be equal to the highest comparable incentives offered to other requirements contract customers. We believe the performance incentives offered to our owners under the supply contracts are consistent with the incentives offered to similarly situated customers in our industry in transactions between unaffiliated parties. We also expect that any future supply contracts following the offering with the former owners of CF Industries will be on terms no less favorable to us than could be obtained from unaffiliated parties.

        Our supply contracts with Agriliance, LLC, GROWMARK, Inc. and MFA Incorporated also provide them with a right of first offer for the purchase of certain of our storage and terminal facilities. A portion of GROWMARK, Inc.'s requirement volume is also contingent on the purchase from GROWMARK, Inc. by one of its customers of specified amounts of certain fertilizer products.

The Reorganization Transaction

        Pursuant to the Reorganization Transaction, the owners of CF Industries will receive shares of our common stock and cash in exchange for their outstanding equity interests in CF Industries. The owners of CF Industries will receive initially, in the aggregate, 7,562,500 shares of our common stock and $622.1 million, which represents all of the proceeds to us from this offering, after deducting underwriting discounts and commissions.

        The cash payment and the number of shares issued to the owners of CF Industries will then be adjusted depending on whether the underwriters exercise their over-allotment option to purchase up to 6,187,500 shares of common stock from us.

  •
  If the underwriters exercise their over-allotment option to purchase additional shares of common stock from us, the cash to be paid to the owners of CF Industries will be increased by the entire amount of the proceeds to us of any additional shares sold to the underwriters, after deducting underwriting discounts and commissions.

  •
  If the underwriters do not exercise their over-allotment option in full, then the aggregate number of shares of common stock that we will issue to the owners of CF Industries in the Reorganization Transaction will be increased by the number of shares subject to the over-allotment option that are not purchased by the underwriters.

The cash payment or stock issuance related to the over-allotment option will be made shortly after the expiration or full exercise of the over-allotment option.

        The following table shows the owners of CF Industries, the number of shares we intend to issue to each and the cash payments to each. The information is presented assuming either no exercise or full exercise by the underwriters of the over-allotment option.

	Assuming No Exercise of Over-Allotment Option		Assuming Full Exercise of Over-Allotment Option
Name	Shares Issued	Total Cash Payments	Shares Issued	Total Cash Payments
CHS Inc.	2,304,035	$138,063,713	2,150,396	$140,380,584
GROWMARK, Inc.	5,412,104	122,421,783	5,412,104	122,421,783
Intermountain Farmers Association	26,832	1,607,823	—	2,012,445
La Coop fédérée	200,336	12,004,665	—	15,025,736
Land O'Lakes, Inc.	4,205,829	252,024,156	—	315,448,071
MFA Incorporated	526,761	31,564,846	—	39,508,394
Southern States Cooperative, Incorporated	617,172	36,982,552	—	46,289,510
Tennessee Farmers Cooperative	456,931	27,380,462	—	34,270,977

Total	13,750,000	$$622,050,000	7,562,500	$715,357,500

        Net operating loss carryforwards.    As of June 30, 2005, we had total net operating loss carryforwards of $279.2 million. A gross deferred tax asset of $111.5 million related to these net operating loss carryforwards is included in deferred income taxes on our June 30, 2005 balance sheet. Because our net operating loss carryforwards were generated from business conducted with our owners when we were a cooperative for tax purposes, there is substantial uncertainty under existing tax law whether any tax benefits from the related deferred tax asset will be realizable after the completion of this offering. As a result of this uncertainty, we will establish a valuation allowance equal to 100% of any of the deferred tax asset remaining after the consummation of this offering relating to the net operating loss carryforwards. We will record a non-cash charge to "Income Tax Expense" in the amount of the valuation allowance in the quarter in which the offering is completed.

        We intend to enter into an NOL Agreement with the owners of CF Industries in connection with the Reorganization Transaction relating to the treatment of the net operating loss carryforwards. Under the NOL Agreement, in the event that it is finally determined that our net operating loss carryforwards can be used after we are no longer a cooperative, we will pay the owners of CF Industries an amount equal to the federal and state income taxes actually saved after the completion of this offering as a result of the utilization of net operating loss carryforwards related to our former cooperative status. These payments, if any, will be made only after it has been finally determined that utilization of the net operating losses has provided us with actual tax savings. The NOL Agreement will not require that we operate in a way that maximizes the use of our cooperative-related net operating loss carryforwards. Costs incurred after completion of this offering in pursuing a determination regarding the usability of these net operating loss carryforwards will be borne by the owners of CF Industries.

Hayes Terminal

        We have entered into an agreement with GROWMARK, Inc., one of our owners, pursuant to which we will sell GROWMARK, Inc. certain assets of our former terminal in Hayes, Illinois for a gross purchase price of $200,000. We have not operated this terminal since 1987. Our board of directors approved this transaction in July 2004, and we believe it contains such terms and conditions as would have occurred in an arms-length transaction.

Canadian Fertilizers Limited

        Two of our owners, GROWMARK, Inc. and La Coop fédérée, hold interests in CFL, our Canadian joint venture. GROWMARK, Inc. owns 9% of the outstanding common stock of CFL, and La Coop fédérée owns 8% of the outstanding common stock of CFL. See "Business—Operating Segments—Nitrogen Fertilizer Business—Medicine Hat Nitrogen Complex."

Registration Rights Agreement

        Upon consummation of this offering, we will provide our owners the opportunity to enter into a registration rights agreement with us. Pursuant to this agreement, those owners who hold shares of our common stock received in the Reorganization Transaction representing at least 5% of our outstanding common stock will receive certain demand and piggyback registration rights with respect to those shares of common stock. These shares are referred to as registrable securities. These rights may only be exercised after our owners' lock-up agreements pertaining to this offering expire one year after the date of this prospectus. Under the registration rights agreement, the holders of not less than 25% of the outstanding registrable securities may request up to two demand registrations. Pursuant to the registration rights agreement, we are required to pay all registration expenses required to register the registrable securities, subject to certain limitations.

PRINCIPAL STOCKHOLDERS

        The following table sets forth, as of July 15, 2005, certain information regarding the beneficial ownership of our common stock by:

  •
  each person known by us to beneficially own 5% or more of our common stock;

  •
  each member of our board of directors and each director nominee;

  •
  each of our named executive officers; and

  •
  all directors and executive officers as a group.

        Beneficial ownership is determined according to the rules of the SEC, and generally means that a person has beneficial ownership of a security if he or she possesses sole or shared voting or investment power of that security, and includes options that are currently exercisable or exercisable within 60 days. Each director, officer or 5% or more stockholder, as the case may be, has furnished us with information with respect to beneficial ownership. Except as otherwise indicated, we believe that the beneficial owners of common stock listed below, based on the information each of them has given to us, have sole investment and voting power with respect to their shares, except where community property laws may apply.

        No shares of our common stock will be outstanding prior to the completion of the offering. Percentage of beneficial ownership prior to the offering is based on our owners' beneficial ownership of equity securities of CF Industries. The number of shares and percentage of beneficial ownership after the offering set forth below is based on shares of our common stock to be issued and outstanding immediately after this offering, including 6,187,500 shares that will either be issued to the underwriters upon the exercise of their over-allotment option or issued to the owners of CF Industries in the Reorganization Transaction upon the expiration of the underwriters' over-allotment option, assuming no exercise of that option and including 16,252 shares of restricted stock that we intend to grant on the date of this prospectus under our 2005 Equity and Incentive Plan to our non-employee directors.

		Beneficial Ownership After Offering
		Assuming the Underwriters' Over-allotment Option is Not Exercised		Assuming the Underwriters' Over-allotment Option is Exercised in Full
Name of Beneficial Owner	Percent Beneficial Ownership Prior to Offering
		Shares	Percent	Shares	Percent
CHS Inc.(1)	20.8%	2,304,035	4.2%	2,150,396	3.9%
GROWMARK, Inc.(2)	24.6	5,412,104	9.8	5,412,104	9.8
Land O'Lakes, Inc.(3)	38.0	4,205,830	7.6	—	—
Southern States Cooperative, Incorporated(4)	5.6	617,172	1.1	—	—
Douglas C. Barnard(5)	—	—	—	—	—
Philipp P. Koch(5)	—	—	—	—	—
John H. Sultenfuss(5)	—	—	—	—	—
Ernest Thomas(5)	—	—	—	—	—
Stephen R. Wilson(5)	—	—	—	—	—
Robert C. Arzbaecher(6)	—	4,063	*	4,063	*
Wallace W. Creek(7)	—	4,063	*	4,063	*
David R. Harvey(8)	—	4,063	*	4,063	*
Edward A. Schmitt(9)	—	4,063	*	4,063	*
All directors and executive officers as a group (14 persons)	—	16,252	*	16,252	*

*
Less than 1%

(1)
The principal address for CHS Inc. is 5500 Cenex Drive, Inver Grove Heights, Minnesota 55077.

(2)
The principal address for GROWMARK, Inc. is 1701 Towanda Avenue, Bloomington, Illinois 61701.

(3)
The principal address for Land O'Lakes, Inc. is 4001 Lexington Avenue North, Arden Hills, Minnesota 55126.

(4)
The principal address for Southern States Cooperative, Incorporated is 6606 West Broad Street, Richmond, Virginia 23230.

(5)
The principal address for Messrs. Barnard, Koch, Sultenfuss, Thomas and Wilson is c/o CF Industries Holdings, Inc., One Salem Lake Drive, Long Grove, Illinois 60047.

(6)
The principal address for Mr. Arzbaecher is c/o Actuant Corporation, 6100 N. Baker Road, Milwaukee, Wisconsin 53209.

(7)
The principal address for Mr. Creek is 1273 Water Cliff Drive, Bloomfield Hills, Michigan 48302.

(8)
The principal address for Mr. Harvey is c/o Sigma-Aldrich Corporation, 3050 Spruce Street, St. Louis, Missouri 63103.

(9)
The principal address for Mr. Schmitt is c/o Georgia Gulf Corporation, 115 Perimeter Center Place, NE, Suite 460, Atlanta, Georgia 30346.

DESCRIPTION OF CERTAIN INDEBTEDNESS

        CF Industries has entered into a commitment letter with J.P. Morgan Securities Inc. and JPMorgan Chase Bank, N.A., pursuant to which J.P. Morgan Securities has agreed to arrange and syndicate a senior secured revolving credit facility in an aggregate amount of $250.0 million on the terms and conditions set forth in the commitment letter and an associated term sheet.

        Pursuant to such commitment letter and term sheet, effective upon the consummation of the offering and other specified conditions, CF Industries will enter into the revolving credit facility under a credit agreement with a syndicate of lenders including JPMorgan Chase, which also will serve as administrative agent under the facility. The following description of the credit facility is subject to finalization of the loan documentation. There can, however, be no assurance that CF Industries will be able to reach agreement on the final documentation for the credit facility on terms acceptable to it or at all.

        The credit agreement, subject to the terms and conditions set forth therein, will provide CF Industries with a senior secured revolving credit facility for borrowing up to $250.0 million for working capital and general corporate purposes, including up to $50.0 million which will be available for the issuance of letters of credit. On the effective date of the credit agreement, we do not expect that there will be any loans or letters of credit outstanding under the credit facility. Availability under the revolving facility will be limited by a borrowing base equal to the value of a specified percentage of eligible receivables, plus the value of a specified percentage of eligible inventory, plus a property, plant and equipment component (capped at $75,000,000 in the aggregate) to be determined based on specified percentages of eligible fixed assets (including the real property) located at the Donaldsonville, Louisiana, facility and other eligible real property, if any, (each subject to caps), less the amount of any reserves JPMorgan Chase deems necessary, as determined in good faith and in the exercise of reasonable business judgment.

Term

        All outstanding borrowings under the credit facility will be scheduled to mature on the fifth anniversary of the effective date of the credit agreement.

Interest and Fees

        For purposes of calculating interest, revolving loans under the credit facility will be designated as Eurodollar rate loans or base rate loans.

        Eurodollar rate loans are to bear interest at the London interbank eurodollar rate, adjusted for reserves, plus a borrowing margin that varies from 1.375% to 1.625%, depending on CF Industries' average daily availability under the credit facility for a period to be determined. Interest on Eurodollar rate loans will be payable at the end of the applicable interest period in the case of interest periods of one, two or three months and every three months in the case of interest periods that exceed three months.

        Base rate loans are to bear interest at (a) the greater of (i) the rate most recently announced by JPMorgan Chase as its "prime rate" or (ii) the federal funds rate plus 1/2 of 1% per annum plus (b) a borrowing margin that varies from 0.00% to 0.375%, depending on CF Industries' average daily availability under the credit facility during CF Industries' most recent calendar quarter. Interest on base rate loans will be payable monthly in arrears.

        Letters of credit issued under the credit facility will accrue fees at the applicable Eurodollar rate borrowing margin.

        CF Industries will pay a fee on the average daily unused portion of the revolving commitment at a rate that varies from 0.25% to 0.35%, depending on CF Industries' average daily availability under the credit facility during CF Industries' most recent calendar quarter, payable monthly in arrears.

Security and Guarantees

        The credit facility will provide that any loans made thereunder and any swap or other hedging arrangements entered into with any of the lenders will be obligations of CF Industries and guaranteed on a secured basis by CF Holdings and its material domestic subsidiaries and, unless otherwise agreed by the lenders, each of the future direct and indirect domestic subsidiaries of CF Industries and CF Holdings. The obligations of the loan parties under the credit facility will be secured by first-priority liens or pledges (subject to permitted liens) on 100% of the equity interests of each loan party's present and future direct and indirect domestic subsidiaries other than certain excluded domestic subsidiaries and on 65% of the equity interests of each loan party's present and future first-tier foreign subsidiaries. Additionally, the obligations will be secured by a first priority lien on the real property of CF Industries located in Donaldsonville, Louisiana, and on substantially all of the personal property and assets, both tangible and intangible, of CF Industries, as well as first priority liens on additional real property of CF Industries that, at the direction of CF Industries, will be included in the borrowing base.

Covenants

        The credit facility will contain representations, affirmative covenants, negative covenants and financial covenants that will restrict CF Industries, CF Holdings and their respective subsidiaries' ability to do specified things, including but not limited to:

  •
  incur or guarantee additional indebtedness;

  •
  pay dividends or make other distributions on capital stock;

  •
  repurchase capital stock;

  •
  make loans and investments;

  •
  enter into agreements restricting the payment of dividends;

  •
  create liens;

  •
  sell or otherwise dispose of assets;

  •
  enter new lines of business;

  •
  merge or consolidate with other entities;

  •
  engage in transactions with affiliates;

  •
  enter into certain swap agreements;

  •
  make capital expenditures in excess of $100,000,000 during any 12-month period following any month in which average daily cash availability fell below $135,000,000 (unless average daily availability for three consecutive months thereafter is greater than or equal to $135,000,000); and

  •
  repay certain debt prior to scheduled maturity or modify subordinated debt agreements.

        Additionally, if average daily availability under the credit facility in any calendar month is less than $50.0 million, CF Industries will be required to maintain a minimum fixed charge coverage ratio of 1.15 to 1.00.

Mandatory Prepayment

        At any time after the average excess availability under the credit facility is less than or equal to $75,000,000, CF Industries will be required to repay borrowings, without any corresponding reduction in the lenders' commitment under the credit facility, in an amount equal to 100% of the net cash proceeds of certain asset sales and issuances of equity interests by any loan party and upon receipt of insurance or condemnation proceeds in excess of $5,000,000.

Events of Default

        The loan documentation for the credit facility will contain customary events of default, including, but not limited to, specified change of control events and cross defaults to other material indebtedness of the loan parties for purposes of the credit facility.

DESCRIPTION OF CAPITAL STOCK

        In connection with this offering, we will amend and restate our certificate of incorporation and by-laws. The following summary of our capital stock is a description of our capital stock pursuant to our amended and restated certificate of incorporation and by-laws that will be in effect upon completion of this offering. The following summary does not purport to be complete and is subject to, and is qualified in its entirety by, the provisions of our amended and restated certificate of incorporation and bylaws, forms of which are filed as exhibits to the registration statement of which this prospectus forms a part, and by the applicable provisions of Delaware law.

        Our authorized capital stock will consist of 500,000,000 shares of common stock, par value $.01 per share, and 50,000,000 shares of preferred stock, par value $.01 per share. Upon consummation of this offering and the Reorganization Transaction, we expect to have 55,000,000 shares of our common stock issued and outstanding, including 6,187,500 shares that will either be sold in this offering to the extent the underwriters exercise their over-allotment option or issued to the owners of CF Industries in the Reorganization Transaction to the extent the underwriters do not exercise their over-allotment option.

Common Stock

Voting

        The holders of our common stock are entitled to one vote for each share held of record on each matter submitted to a vote of stockholders, including the election of directors, and do not have any right to cumulate votes in the election of directors.

Dividends

        Subject to the rights and preferences of the holders of any series of preferred stock which may at the time be outstanding, holders of our common stock are entitled to such dividends as our board of directors may declare out of funds legally available.

Liquidation rights

        In the event of any liquidation, dissolution or winding-up of our affairs, after payment of all of our debts and liabilities and subject to the rights and preferences of the holders of any outstanding shares of any series of our preferred stock, the holders of our common stock will be entitled to receive the distribution of any of our remaining assets.

Other matters

        Holders of our common stock have no conversion, preemptive or other subscription rights and there are no redemption rights or sinking fund provisions with respect to the common stock. The shares of our common stock to be sold in this offering when issued and paid for will be validly issued, fully paid and non-assessable.

Preferred Stock

        We are authorized to issue up to 50,000,000 shares of preferred stock. Our amended and restated certificate of incorporation authorizes our board, without any further stockholder action or approval, to issue these shares in one or more classes or series, to establish from time to time the number of shares to be included in each class or series and to fix the rights, preferences and privileges of the shares of each wholly unissued class or series and any of its qualifications, limitations or restrictions. Our board may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of our common stock. In connection with our rights plan, 500,000 shares of preferred stock will be designated as Series A junior participating preferred stock. See "—Rights Plan." We currently have no plans to issue any shares of preferred stock.

Certain Provisions

        Provisions of our amended and restated certificate of incorporation, bylaws and Delaware law, which are summarized below, may be deemed to have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that a stockholder might consider in such stockholder's best interest, including those attempts that might result in a premium over the market price for our common stock.

Classified board of directors

        Our amended and restated certificate of incorporation provides for a board of directors divided into three classes, with one class to be elected each year to serve for a three-year term. The provision for a classified board will have the effect of making it more difficult for stockholders to change the composition of our board.

Number of directors; removal for cause; filling vacancies

        Our amended and restated certificate of incorporation provides that our board of directors will consist of not less than three nor more than fifteen members, the exact number of which will be fixed from time to time by our board. Upon completion of this offering, the size of our board will be fixed at five directors.

        Under the General Corporation Law of the State of Delaware, or the DGCL, unless otherwise provided in our amended and restated certificate of incorporation, directors serving on a classified board may be removed by the stockholders only for cause. Our amended and restated certificate of incorporation provides that directors may be removed from office at any time, but only for cause and only by the affirmative vote of the holders of at least two-thirds of the voting power of the issued and outstanding shares of our capital stock entitled to vote generally at an election of directors. Our amended and restated certificate of incorporation and bylaws also provide that any newly created directorships on our board may only be filled by a majority of the board then in office, provided that a quorum is present, and any other vacancy occurring on the board may only be filled by a majority of the board then in office, even if less than a quorum, or by a sole remaining director. Any director elected in accordance with the preceding sentence will hold office for the remainder of the full term of the class of directors in which the new directorship was created or the vacancy occurred and until such director's successor shall have been elected and qualified. No decrease in the number of directors constituting the board of directors shall have the effect of shortening the term of any incumbent director.

        The director removal and vacancy provisions will make it more difficult for a stockholder to remove incumbent directors and simultaneously gain control of the board by filling vacancies created by such removal with its own nominees.

Special meetings of stockholders

        Our amended and restated certificate of incorporation and bylaws deny stockholders the right to call a special meeting of stockholders. Our amended and restated certificate of incorporation and bylaws provide that a special meeting of stockholders may be called only by our board of directors, the chairman of our board or our President.

Stockholder action by written consent

        Our amended and restated certificate of incorporation requires all stockholder actions to be taken by a vote of the stockholders at an annual or special meeting and denies the ability of stockholders to act by written consent without a meeting.

Stockholder proposals

        At an annual meeting of stockholders, only business that is properly brought before the meeting will be conducted or considered. To be properly brought before an annual meeting of stockholders, business must be specified in the notice of the meeting (or any supplement to that notice), brought before the meeting by or at the direction of the board (or any duly authorized committee of the board) or properly brought before the meeting by a stockholder. For business to be properly brought before an annual meeting by a stockholder, the stockholder must:

  •
  be a stockholder of record on the date of the giving of the notice for the meeting;

  •
  be entitled to vote at the meeting; and

  •
  have given timely written notice of the business in proper written form to our secretary.

        To be timely, a stockholder's notice must be delivered to or mailed and received at our principal executive offices not less than 90 days nor more than 120 days prior to the anniversary date of the last annual meeting; provided, however, that in the event that the annual meeting is called for a date that is not within 30 days before or after the anniversary date, notice by the stockholder must be received not later than the close of business on the 10th day following the day on which notice of the date of the annual meeting was mailed or public disclosure of the date of the annual meeting was made, whichever first occurs.

        To be in proper written form, a stockholder's notice to the secretary must set forth as to each matter the stockholder proposes to bring before the annual meeting:

  •
  a brief description of the business desired to be brought before the annual meeting and the reasons for conducting the business at the annual meeting;

  •
  the name and address, as they appear on our books, of the stockholder proposing such business;

  •
  the class or series and number of our shares which are owned beneficially or of record by the stockholder proposing the business;

  •
  a description of all arrangements or understandings between such stockholder and any other person or persons (including their names) in connection with the proposal of such business by such stockholder and any material interest of such stockholder in the business; and

  •
  a representation that the stockholder intends to appear in person or by proxy at the meeting to bring the business before the meeting.

        Similarly, at a special meeting of stockholders, only such business as is properly brought before the meeting will be conducted or considered. To be properly brought before a special meeting, business must be specified in the notice of the meeting (or any supplement to that notice) given by or at the direction of the board of directors, the chairman of our board or our President.

Nomination of candidates for election to our board

        Under our bylaws, only persons who are properly nominated will be eligible for election to be members of our board. To be properly nominated, a director candidate must be nominated at an annual meeting of the stockholders or any special meeting called for the purpose of electing directors by or at the direction of our board (or any duly authorized committee of the board) or properly nominated by a stockholder. To properly nominate a director, a stockholder must:

  •
  be a stockholder of record on the date of the giving of the notice for the meeting;

  •
  be entitled to vote at the meeting; and

  •
  have given timely written notice in proper written form to our secretary.

        To be timely, a stockholder's notice must be delivered to or mailed and received at our principal executive offices:

  •
  in the case of an annual meeting, not less than 90 days nor more than 120 days prior to the anniversary date of the last annual meeting of our stockholders; provided, however, that in the event that the annual meeting is called for a date that is not within 30 days before or after the anniversary date of the last annual meeting, notice by the stockholder must be received not later than the close of business on the 10th day following the day on which notice of the date of the annual meeting was mailed or public disclosure of the date of the annual meeting was made, whichever first occurs; and

  •
  in the case of a special meeting of stockholders called for the purpose of electing directors, not later than the close of business on the 10th day following the day on which notice of the date of such meeting was mailed or public disclosure of the date of the special meeting was made, whichever first occurs.

        To be in proper written form, a stockholder's notice to the secretary must be accompanied by a written consent of each proposed nominee to being named as a nominee and to serve as a director if elected and must set forth:

  •
  as to each person whom the stockholder proposes to nominate for election as a director:

  •
  the name, age, business address and residence address of the person;

  •
  the principal occupation or employment of the person;

  •
  the class or series and number of shares of our capital stock that are owned beneficially or of record by the person; and

  •
  any other information relating to the person that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of directors pursuant to Section 14 of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and the rules and regulations promulgated thereunder; and

  •
  as to the stockholder giving the notice:

  •
  the name and record address of such stockholder;

  •
  the class or series and number of shares of our capital stock that are owned beneficially or of record by such stockholder;

  •
  a description of all arrangements or understandings between such stockholder and each proposed nominee and any other person or persons (including their names) pursuant to which the nomination(s) are to be made by such stockholder;

  •
  a representation that the stockholder intends to appear in person or by proxy at the meeting to nominate the persons named in its notice; and

  •
  any other information relating to such stockholder that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of directors pursuant to Section 14 of the Exchange Act and the rules and regulations promulgated thereunder.

Amendment of certificate of incorporation and bylaws

        Our amended and restated certificate of incorporation generally requires the approval of the holders of at least two-thirds of the voting power of the issued and outstanding shares of our capital stock entitled to vote generally at an election of directors to amend certain provisions of our certificate of incorporation described in this section. Our amended and restated certificate of incorporation and bylaws provide that the holders of at least two-thirds of the voting power of the issued and outstanding shares of our capital stock entitled to vote generally at an election of directors have the power to amend or repeal our bylaws. In addition, our amended and restated certificate of incorporation grants our board of directors the authority to amend and repeal our bylaws without a stockholder vote in any manner not inconsistent with the laws of the State of Delaware or our amended and restated certificate of incorporation.

Rights Plan

        Each share of common stock has attached to it one right. Each right entitles the holder to purchase one one-thousandth of a share of a new series of our preferred stock designated as Series A junior participating preferred stock at an exercise price of $90, subject to adjustment. The following summary description of the rights agreement does not purport to be complete and is qualified in its entirety by reference to the rights agreement between us and The Bank of New York, as rights agent, a copy of which is filed as an exhibit to the registration statement of which this prospectus is a part.

        Rights will only be exercisable under limited circumstances specified in the rights agreement when there has been a distribution of the rights and such rights are no longer redeemable by us. A distribution of the rights would occur upon the earlier of:

  •
  10 business days following a public announcement that any person or group has acquired beneficial ownership of 15% or more of the outstanding shares our common stock, other than as a result of repurchases of stock by us or inadvertence by certain stockholders as set forth in the rights agreement; or

  •
  10 business days, or such later date as our board of directors may determine, after the date of the commencement or the date of first public announcement with respect thereto, whichever is earlier, of a tender offer or exchange offer that would result in any person, group or related persons acquiring beneficial ownership of 15% or more of the outstanding shares of our common stock.

        The rights will expire at 5:00 P.M. (New York City time) on the tenth anniversary of the closing of this offering, unless such date is extended or the rights are earlier redeemed or exchanged by us.

        If any person or group acquires shares representing 15% or more of the outstanding shares of our common stock, the rights will entitle a holder, other than such person, any member of such group or related person, all of whose rights will be null and void, to acquire a number of additional shares of our common stock having a market value of twice the exercise price of each right. If we are involved in a merger or other business combination transaction, each right will entitle its holder to purchase, at the right's then-current exercise price, a number of shares of the acquiring or surviving company's common stock having a market value at that time of twice the rights' exercise price.

        Up to and including the tenth business day following a public announcement that a person or group of affiliated or associated persons has acquired beneficial ownership of 15% or more of the outstanding shares of our common stock, other than as a result of repurchases of stock by us, we may redeem the rights in whole, but not in part, at a price of $.001 per right (adjusted as appropriate for any stock split, stock dividend or similar transaction), payable in cash, common stock or other consideration that we deemed appropriate. Promptly upon our election to redeem the rights, the rights will terminate and the only right of the holders of rights will be to receive the redemption price.

        At any time after any person or group acquires 15% or more of the outstanding shares of our common stock, and prior to the acquisition by such person or group of 50% or more of the outstanding shares of our common stock, our board of directors may exchange the rights (other than rights owned by such person, group or related parties which have become void) in whole or in part, for one share of our common stock per right or for one one-thousandth of a share of our Series A junior participating preferred stock (or a share of a class or series of our preferred stock or other security having equivalent rights, preferences and privilege) per right, subject, in each case, to adjustment.

        Until a right is exercised, the holder of the right, as such, will have no rights as a stockholder of our company, including, without limitation, no right to vote or to receive dividends. While the distribution of the rights will not be taxable to stockholders or to us, stockholders may, depending upon the circumstances, recognize taxable income in the event that the rights become exercisable for our common stock or other consideration or for common stock of the acquiring or surviving company or in the event of the redemption of the rights as set forth above.

        Any of the provisions of the rights agreement may be amended by our board of directors prior to the distribution of the rights. After such distribution, the provisions of the rights agreement may be amended by our board of directors in order to cure any ambiguity, to correct or supplement any defective or inconsistent provision, to shorten or lengthen any time period or to make changes which do not adversely affect the interests of holders of rights (other than any persons or groups who have acquired 15% or more of the outstanding shares of our common stock). The foregoing notwithstanding, no amendment may be made at such time as the rights are not redeemable (other than to cure an ambiguity or to correct or supplement a defective or inconsistent provision of the rights agreement).

        The existence of the rights agreement and the rights is intended to deter coercive or partial offers which may not provide fair value to all stockholders and to enhance our ability to represent all of our stockholders and thereby maximize stockholder value.

Delaware Law

        We will be subject to the provisions of Section 203 of the Delaware General Corporation Law regulating corporate takeovers. In general, those provisions prohibit a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that the stockholder became an interested stockholder, unless:

  •
  prior to that date, the board approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

  •
  upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced; or

  •
  on or after the date the business combination is approved by the board and authorized at a meeting of stockholders by at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

        Section 203 defines "business combination" to include the following:

  •
  any merger or consolidation involving the corporation and the interested stockholder;

  •
  any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

  •
  subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

  •
  any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or

  •
  the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

        In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling, controlled by, or under common control with any of these entities or persons.

Limitations on Liability and Indemnification of Directors and Officers

        We have adopted provisions in our amended and restated certificate of incorporation that limit or eliminate the personal liability of our directors to the maximum extent permitted by the DGCL. The DGCL expressly permits a corporation to provide that its directors will not be liable for monetary damages for a breach of their fiduciary duties as directors, except for liability:

  •
  for any breach of the director's duty of loyalty to us or our stockholders;

  •
  for any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

  •
  under Section 174 of the DGCL (relating to unlawful stock repurchases, redemptions or other distributions or payment of dividends); or

  •
  for any transaction from which the director derived an improper personal benefit.

        These limitations of liability do not generally affect the availability of equitable remedies such as injunctive relief or rescission. Our amended and restated certificate of incorporation and bylaws also authorize us to indemnify our officers, directors, employees and other agents to the fullest extent permitted under the DGCL and we may advance expenses to our directors, officers, employees and other agents in connection with a legal proceeding, subject to limited exceptions.

        As permitted by the DGCL, our amended and restated certificate of incorporation and bylaws provide that:

  •
  we must indemnify our board members and officers to the fullest extent permitted by the DGCL and advance expenses to our board members and officers in connection with a legal proceeding, subject to limited exceptions; and

  •
  we may purchase and maintain insurance on behalf of our current or former board members, officers, employees or agents against any liability asserted against them and incurred by them in any such capacity, or arising out of their status as such.

        We intend to enter into separate indemnification agreements with each of our board members and officers that will require us to indemnify them to the fullest extent permitted by the DGCL. These indemnification agreements will also require us to advance any expenses incurred by the board members and officers as a result of any proceeding against them as to which they could be indemnified.

        The limited liability and indemnification provisions in our amended and restated certificate of incorporation and bylaws and in any indemnification agreements we enter into may discourage stockholders from bringing a lawsuit against our board members for breach of their fiduciary duties and may reduce the likelihood of derivative litigation against our board members and officers, even though a derivative action, if successful, might otherwise benefit us and our stockholders. A stockholder's investment in us may be adversely affected to the extent we pay the costs of settlement or damage awards against our directors and officers under these indemnification provisions.

        At present, there is no pending litigation or proceeding involving any of our directors, officers, employees or agents in which indemnification by us is sought, nor are we aware of any threatened litigation or proceeding that may result in a claim for indemnification.

Transfer Agent and Registrar

        The transfer agent and registrar for our common stock is The Bank of New York.

Listing

        The common stock has been approved for listing, subject to official notice of issuance, on the New York Stock Exchange under the symbol "CF."

SHARES ELIGIBLE FOR FUTURE SALE

        Prior to this offering there has been no public market for our common stock, and a significant public market for our common stock may never develop or be sustained after this offering. We cannot predict the effect, if any, that market sales of shares or the availability of shares for sale will have on the market price prevailing from time to time. As described below, only a limited number of shares will be available for sale shortly after this offering due to contractual and legal restrictions on resale. However, sales of our common stock in the public market after the restrictions lapse, or the perception that these sales may occur, could cause the market price of our common stock to decline.

        Upon completion of this offering, we expect to have 55,000,000 outstanding shares of common stock, including shares that will either be issued to the underwriters upon exercise of their over-allotment option or to the owners of CF Industries in the Reorganization Transaction upon the expiration of the underwriter's over-allotment option, assuming no exercise of that option.

        The 41,250,000 shares of common stock being sold in this offering (or 47,437,500 shares if the underwriters exercise the over-allotment option in full) will be freely tradable without restriction or further registration under the Securities Act, unless the shares are purchased by affiliates of our company, as that term is defined in Rule 144 of the Securities Act. All remaining shares were issued and sold by us in private transactions and are eligible for public sale if registered under the Securities Act, or sold in accordance with Rule 144 thereunder.

Lock-Up Agreements

        We, our directors, our executive officers and all of our owners have agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated on behalf of the underwriters, we and they will not, during the period ending 180 days (or one year in the case of our owners) after the date of this prospectus:

  •
  offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock; or

  •
  enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of our common stock;

whether any such transaction described above is to be settled by delivery of our common stock or such other securities, in cash or otherwise. The restrictions described in this paragraph do not apply to:

  •
  the sale of shares of our common stock to the underwriters;

  •
  the issuance by us of shares of our common stock upon the exercise of an option or a warrant or the conversion of a security outstanding on the date of this prospectus of which the underwriters have been advised in writing;

  •
  the issuance by us of options and shares of our common stock under our equity incentive plan described in this prospectus;

  •
  the issuance by us of shares of our common stock pursuant to the agreement and plan of merger described in "The Reorganization Transaction";

  •
  the issuance by us of equity securities pursuant to the rights to acquire Series A junior participating preferred stock that will be attached to shares of our common stock;

  •
  the entry by us into an agreement after the date that is 120 days after the date of this prospectus for the issuance of shares of our common stock in connection with any acquisitions, mergers or strategic investments, provided that the actual issuance of shares of our common stock occurs after the expiration of the 180-day restricted period;

  •
  transactions by any person other than us relating to shares of our common stock or other securities acquired in open market transactions after the completion of this offering, provided that no filing under Section 16(a) of the Securities Exchange Act shall be required or shall be voluntarily made in connection with subsequent sales of our common stock or other securities acquired in such open market transactions;

  •
  the establishment by any person other than us of a trading plan pursuant to Rule 10b-5 under the Securities Exchange Act, provided that no sales or other transfers may occur under such plan during the 180-day restricted period;

  •
  the pledge by certain owners of CF Industries of shares of our common stock or securities of CF Industries that may be convertible into our common stock in connection with bona fide ordinary course financing arrangements with banking or other financial institutions;

  •
  transfers by any person other than us of shares of our common stock or any security convertible into our common stock as a bona fide gift;

  •
  transfers by any person other than us of shares of our common stock or any security convertible into our common stock to a trust where the beneficiaries of the trust are drawn solely from a group consisting of such person and immediate family members of such person;

  •
  transfers by any person other than us of shares of our common stock or any security convertible into our common stock to stockholders, limited partners, members, subsidiaries or other affiliates of such person, if such person is a corporation, limited partnership or limited liability company;

  •
  transfers by a director of our company of shares of our common stock constituting director compensation to such director's employer or former employer; or

  •
  transfers by an owner of CF Industries of shares of our common stock or any security convertible into our common stock to another owner of CF Industries after the date that is 180 days after the date of this prospectus.

However, in the circumstances described under the last five bullet points above, each donee, trust or transferee shall agree to be subject to similar restrictions described above, and no filing (other than a Form 5) under Section 16(a) of the Securities Exchange Act, reporting a reduction in beneficial ownership of shares of our common stock, shall be required or shall be voluntarily made during the 180-day or one-year restricted period described above.

        The 180-day or one-year restricted period described above is subject to extension such that, in the event that either (1) during the last 17 days of the applicable restricted period, we issue an earnings release or material news or a material event relating to us occurs or (2) prior to the expiration of the applicable restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the applicable restricted period, the "lock-up" restrictions described above will, subject to limited exceptions, continue to apply until the expiration of the 18-day period beginning on the earnings release or the occurrence of the material news or material event.

Eligibility of Restricted Shares for Sale in the Public Market

Rule 144

        In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who has beneficially owned restricted securities for at least one year, including the holding period of any prior owner other than an affiliate, and who files a Form 144 with respect to this sale, is entitled to sell within any three-month period commencing 90 days after the date of this prospectus a number of shares of common stock that does not exceed the greater of:

  •
  1% of the then outstanding shares of our common stock, or approximately 550,000 shares immediately after this offering; or

  •
  the average weekly trading volume during the four calendar weeks preceding the date of which notice of the sale is filed on Form 144.

        Sales under Rule 144 are also subject to restrictions relating to manner of sale and the availability of current public information about us.

Rule 144(k)

        A person who is not deemed to have been our affiliate at any time during the 90 days immediately preceding a sale and who has beneficially owned his or her shares for at least two years, including the holding period of any prior owner other than an affiliate, is entitled to sell these shares of common stock pursuant to Rule 144(k) without regard to the volume limitations, manner of sale provisions, public information or notice requirements of Rule 144. Affiliates must always sell pursuant to Rule 144, even after the applicable holding periods have been satisfied.

Equity Compensation

        We intend to file a registration statement on Form S-8 under the Securities Act covering the 8,250,000 shares that will be reserved for issuance under our 2005 Equity and Incentive Plan. This Form S-8 registration statement is expected to be filed prior to the consummation of this offering, and the Form S-8 will automatically become effective upon filing. Accordingly, shares registered under this registration statement will, subject to Rule 144 provisions applicable to affiliates, be available for sale in the open market, unless these shares are subject to vesting restrictions with us or are otherwise subject to the contractual restrictions described above. On the date of this prospectus, we intend to grant options exercisable for 2,750,900 shares of our common stock, with a per share exercise price equal to the public offering price, to our executive officers and certain of our employees and 16,252 shares of restricted common stock to our non-employee directors.

Registration Rights

        Upon consummation of this offering, we will provide our owners the opportunity to enter into a registration rights agreement with us. Pursuant to this agreement, those owners who hold shares of our common stock received in the Reorganization Transaction representing at least 5% of our outstanding common stock will receive certain demand and piggyback registration rights with respect to those shares of common stock that they receive in the Reorganization Transaction. These rights may only be exercised after our owners' lock-up agreements pertaining to this offering expire one year after the date of this prospectus. In the Reorganization Transaction, the owners of CF Industries will receive up to 13,750,000 shares of common stock. Registration of the sale of these shares of our common stock would facilitate their sale into the market. If, upon expiration of the one-year lock-up period, any of our owners sell a large number of shares, the market price of our common stock could decline.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS FOR NON-U.S. HOLDERS

        The following discussion is a summary of the material U.S. federal income tax considerations generally applicable to the purchase, ownership and disposition of our common stock by Non-U.S. Holders (as defined below). This summary deals only with our common stock held as capital assets by holders who purchase common stock in this offering. This discussion does not cover all aspects of U.S. federal income taxation that may be relevant to the purchase, ownership or disposition of our common stock by prospective investors in light of their particular circumstances. In particular, this discussion does not address all of the tax considerations that may be relevant to certain types of investors subject to special treatment under U.S. federal income tax laws, such as:

  •
  dealers in securities or currencies;

  •
  financial institutions;

  •
  regulated investment companies;

  •
  real estate investment trusts;

  •
  tax-exempt entities;

  •
  insurance companies;

  •
  cooperatives;

  •
  persons holding common stock as part of a hedging, integrated, conversion or constructive sale transaction or a straddle;

  •
  traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

  •
  persons liable for alternative minimum tax;

  •
  U.S. expatriates;

  •
  partnerships or entities or arrangements treated as a partnership or other pass-through entity for U.S. federal tax purposes (or investors therein); or

  •
  U.S. Holders (as defined below).

        Furthermore, this summary is based upon the provisions of the Internal Revenue Code of 1986, as amended (the "Code"), the Treasury regulations promulgated thereunder and administrative and judicial interpretations thereof, all as of the date hereof. Such authorities may be repealed, revoked, modified or subject to differing interpretations, possibly on a retroactive basis, so as to result in U.S. federal income tax consequences different from those discussed below. We have not received a ruling from the Internal Revenue Service (the "IRS") with respect to any of the matters discussed herein. This discussion does not address any state, local or non-U.S. tax considerations.

        For purposes of this summary, a "U.S. Holder" means a beneficial owner of our common stock that is for U.S. federal income tax purposes one of the following:

  •
  a citizen or an individual resident of the United States;

  •
  a corporation (or other entity taxable as a corporation) created or organized in or under the laws of the United States or any state thereof or the District of Columbia;

  •
  an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

  •
  a trust if it (i) is subject to the primary supervision of a court within the United States and one or more persons have the authority to control all substantial decisions of the trust or (ii) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

        If a partnership or other entity or arrangement treated as a partnership for U.S. federal income tax purposes holds our common stock, the U.S. federal income tax treatment of a partner in such partnership will generally depend upon the status of the partner and the activities of the partnership. If you are a partnership or a partner of a partnership holding our common stock, we particularly urge you to consult your own tax advisors.

        If you are considering the purchase of our common stock, we urge you to consult your own tax advisors concerning the particular U.S. federal income tax consequences to you of the purchase, ownership and disposition of our common stock, as well as any consequences to you arising under state, local and non- U.S.
tax laws.

        The following discussion applies only to Non-U.S. Holders. A "Non-U.S. Holder" is a beneficial owner of our common stock (other than a partnership or an entity or arrangement treated as a partnership for U.S. federal income tax purposes) that is not a U.S. Holder. Special rules may apply to you if you are a "controlled foreign corporation" or a "passive foreign investment company" or are otherwise subject to special treatment under the Code. Any such holders should consult their own tax advisors to determine the U.S. federal income, state, local and non-U.S. tax consequences that may be relevant to them.

Dividends

        Dividends paid to you (to the extent paid out of our current or accumulated earnings and profits, as determined for U.S. federal income tax purposes) generally will be subject to U.S. federal withholding tax at a 30% rate or such lower rate as may be specified by an applicable tax treaty. However, dividends that are effectively connected with a trade or business you conduct within the United States, or, if certain tax treaties apply, are attributable to a permanent establishment you maintain in the United States, are not subject to the U.S. federal withholding tax, but instead are subject to U.S. federal income tax on a net income basis at the applicable graduated individual or corporate rates. Special certification and disclosure requirements must be satisfied for effectively connected income to be exempt from withholding. If you are a corporation, any such effectively connected dividends that you receive may be subject to an additional branch profits tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

        If you wish to claim the benefit of an applicable treaty rate for dividends paid on our common stock, you must provide the withholding agent with a properly executed IRS Form W-8BEN, claiming an exemption from or reduction in withholding under the applicable income tax treaty. In the case of common stock held by a foreign intermediary (other than a "qualified intermediary"), the intermediary generally must provide an IRS Form W-8IMY and attach thereto an appropriate certification by each beneficial owner for which it is receiving the dividends.

        If you are eligible for a reduced rate of U.S. federal withholding tax pursuant to an applicable income tax treaty, you may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the IRS.

Sale, Exchange or Other Taxable Disposition of Common Stock

        You generally will not be subject to U.S. federal income tax with respect to gain recognized on a sale, exchange or other taxable disposition of shares of our common stock unless:

  •
  the gain is effectively connected with your conduct of a trade or business in the United States, or, if certain tax treaties apply, is attributable to a permanent establishment you maintain in the United States;

  •
  if you are an individual and hold shares of our common stock as a capital asset, you are present in the United States for 183 or more days in the taxable year of the sale, exchange or other taxable disposition, and you have a "tax home" in the United States; or

  •
  we are or have been a "United States real property holding corporation" for U.S. federal income tax purposes at any time during the shorter of the five-year period preceding such disposition and your holding period in the common stock, and (i) you beneficially own, or have owned, more than 5% of the total fair market value of our common stock at any time during the five-year period preceding such disposition, or (ii) our common stock has ceased to be traded on an established securities market prior to the beginning of the calendar year in which the sale or disposition occurs.

        If you are an individual and are described in the first bullet above, you will be subject to tax on any gain derived from the sale, exchange or other taxable disposition under regular graduated U.S. federal income tax rates. If you are an individual and are described in the second bullet above, you will be subject to a flat 30% tax on any gain derived from the sale, exchange or other taxable disposition that may be offset by U.S. source capital losses (even though you are not considered a resident of the United States). If you are a corporation and are described in the first bullet above, you will be subject to tax on your gain under regular graduated U.S. federal income tax rates and, in addition, may be subject to the branch profits tax on your effectively connected earnings and profits for the taxable year, which would include such gain, at a rate of 30% or at such lower rate as may be specified by an applicable income tax treaty, subject to adjustments.

        We believe that we may be a "United States real property holding corporation" for U.S. federal income tax purposes. Generally, a corporation is a U.S. real property holding corporation if the fair market value of its U.S. real property interests, as defined in the Code and applicable regulations, equals or exceeds 50% of the aggregate fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business. If we are a U.S. real property holding corporation and you are a holder of greater than 5% of the total fair market value of our common stock, you should consult your tax advisor.

U.S. Federal Estate Tax

        Shares of our common stock held by an individual Non-U.S. Holder at the time of his or her death will be included in such Non-U.S. Holder's gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

Information Reporting and Backup Withholding

        You may be subject to information reporting and backup withholding with respect to any dividends on, and the proceeds from dispositions of, our common stock paid to you, unless you comply with certain reporting procedures (usually satisfied by providing an IRS Form W-8BEN) or otherwise establish an exemption. Additional rules relating to information reporting requirements and backup withholding with respect to the payment of proceeds from the disposition of shares of our common stock will apply as follows:

  •
  If the proceeds are paid to or through the U.S. office of a broker (U.S. or foreign), they generally will be subject to backup withholding and information reporting, unless you certify that you are not a U.S. person under penalties of perjury (usually on an IRS Form W-8BEN) or otherwise establish an exemption;

  •
  If the proceeds are paid to or through a non-U.S. office of a broker that is not a U.S. person and is not a foreign person with certain specified U.S. connections (a "U.S. Related Person"), they will not be subject to backup withholding or information reporting; or

  •
  If the proceeds are paid to or through a non-U.S. office of a broker that is a U.S. person or a U.S. Related Person, they generally will be subject to information reporting (but not backup withholding), unless you certify that you are not a U.S. person under penalties of perjury (usually on an IRS Form W-8BEN) or otherwise establish an exemption.

        In addition, the amount of any dividends paid to you and the amount of tax, if any, withheld from such payment generally must be reported annually to you and the IRS. The IRS may make such information available under the provisions of an applicable income tax treaty to the tax authorities in the country in which you reside.

        Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your U.S. federal income tax liability provided the required information is timely furnished by you to the IRS. Non-U.S. Holders should consult their own tax advisors regarding the filing of a U.S. tax return for claiming a refund of such backup withholding.

UNDERWRITERS

        Under the terms and subject to the conditions contained in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. Incorporated and J.P. Morgan Securities Inc. are acting as representatives, have severally agreed to purchase, and we have agreed to sell to them, severally, the number of shares indicated below:

Name	Number of Shares
Morgan Stanley & Co. Incorporated	17,737,500
J.P. Morgan Securities Inc.	8,662,500
Banc of America Securities LLC	3,506,250
Credit Suisse First Boston LLC	3,506,250
Harris Nesbitt Corp.	3,506,250
ABN AMRO Rothschild LLC	3,093,750
CIBC World Markets Corp.	1,237,500

Total	41,250,000

        The underwriters are offering the shares of common stock subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters' over-allotment option described below.

        The underwriters initially propose to offer part of the shares of common stock directly to the public at the public offering price listed on the cover page of this prospectus and part to certain dealers at a price that represents a concession not in excess of $.552 a share under the public offering price. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the representatives.

        We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of 6,187,500 additional shares of common stock at the public offering price set forth on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of common stock offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional shares of common stock as the number listed next to the underwriter's name in the preceding table bears to the total number of shares of common stock listed next to the names of all underwriters in the preceding table. If the underwriters' option is exercised in full, the total price to the public would be $759,000,000, the total underwriters' discounts and commissions would be $43,642,500, and total proceeds to us would be $715,357,500.

        The underwriters have informed us that they do not intend sales to discretionary accounts to exceed 5% of the total number of shares of common stock offered by them.

        The common stock has been approved for listing, subject to official notice of issuance, on the New York Stock Exchange under the symbol "CF."

        We, our directors, our executive officers and all of our owners have agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated on behalf of the underwriters, we and they will not, during the period ending 180 days (or one year in the case of our owners) after the date of this prospectus:

  •
  offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock; or

  •
  enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of our common stock;

whether any such transaction described above is to be settled by delivery of our common stock or such other securities, in cash or otherwise. The restrictions described in this paragraph do not apply to:

  •
  the sale of shares of our common stock to the underwriters;

  •
  the issuance by us of shares of our common stock upon the exercise of an option or a warrant or the conversion of a security outstanding on the date of this prospectus of which the underwriters have been advised in writing;

  •
  the issuance by us of options and shares of our common stock under our equity incentive plan described in this prospectus;

  •
  the issuance by us of shares of our common stock pursuant to the agreement and plan of merger described in "The Reorganization Transaction";

  •
  the issuance by us of equity securities pursuant to the rights to acquire Series A junior participating preferred stock that will be attached to shares of our common stock;

  •
  the entry by us into an agreement after the date that is 120 days after the date of this prospectus for the issuance of shares of our common stock in connection with any acquisitions, mergers or strategic investments, provided that the actual issuance of shares of our common stock occurs after the expiration of the 180-day restricted period;

  •
  transactions by any person other than us relating to shares of our common stock or other securities acquired in open market transactions after the completion of this offering, provided that no filing under Section 16(a) of the Securities Exchange Act shall be required or shall be voluntarily made in connection with subsequent sales of our common stock or other securities acquired in such open market transactions;

  •
  the establishment by any person other than us of a trading plan pursuant to Rule 10b-5 under the Securities Exchange Act, provided that no sales or other transfers may occur under such plan during the 180-day restricted period;

  •
  the pledge by certain owners of CF Industries of shares of our common stock or securities of CF Industries that may be convertible into our common stock in connection with bona fide ordinary course financing arrangements with banking or other financial institutions;

  •
  transfers by any person other than us of shares of our common stock or any security convertible into our common stock as a bona fide gift;

  •
  transfers by any person other than us of shares of our common stock or any security convertible into our common stock to a trust where the beneficiaries of the trust are drawn solely from a group consisting of such person and immediate family members of such person;

  •
  transfers by any person other than us of shares of our common stock or any security convertible into our common stock to stockholders, limited partners, members, subsidiaries or other affiliates of such person, if such person is a corporation, limited partnership or limited liability company;

  •
  transfers by a director of our company of shares of our common stock constituting director compensation to such director's employer or former employer; or

  •
  transfers by an owner of CF Industries of shares of our common stock or any security convertible into our common stock to another owner of CF Industries after the date that is 180 days after the date of this prospectus.

However, in the circumstances described under the last five bullet points above, each donee, trust or transferee shall agree to be subject to similar restrictions described above, and no filing (other than a Form 5) under Section 16(a) of the Securities Exchange Act, reporting a reduction in beneficial ownership of shares of our common stock, shall be required or shall be voluntarily made during the 180-day or one-year restricted period described above.

        The 180-day or one-year restricted period described above is subject to extension such that, in the event that either (1) during the last 17 days of the applicable restricted period, we issue an earnings release or material news or a material event relating to us occurs or (2) prior to the expiration of the applicable restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the applicable restricted period, the "lock-up" restrictions described above will, subject to limited exceptions, continue to apply until the expiration of the 18-day period beginning on the earnings release or the occurrence of the material news or material event.

        The estimated offering expenses payable by us, in addition to the underwriting discounts and commissions, are approximately $5.7 million, which includes legal, accounting and printing costs and various other fees associated with registering and listing our common stock. As of June 30, 2005, we had expensed and incurred approximately $2.9 million of these expenses.

        The following table shows the underwriting discounts and commissions that we are to pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters' over-allotment option to purchase additional shares of our common stock.

	No Exercise	Full Exercise
Per share	$.92	$.92
Total	$37,950,000	$43,642,500

        In order to facilitate the offering of the common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the over-allotment option. The underwriters may also sell shares in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. As an additional means of facilitating the offering, the underwriters may bid for, and purchase, shares of common stock in the open market to stabilize the price of the common stock. The underwriting syndicate may also reclaim selling concessions allowed to an underwriter or a dealer for distributing the common stock in this offering, if the syndicate repurchases previously distributed common stock to cover syndicate short positions or to stabilize the price of the common stock. These activities may raise or maintain the market price of the common stock above independent market levels or prevent or retard a decline in the market price of the common stock. The underwriters are not required to engage in these activities, and may end any of these activities at any time.

        A prospectus in electronic format may be made available on the web sites maintained by one or more underwriters. The underwriters may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters that may make Internet distributions on the same basis as other allocations.

        Other than the prospectus in electronic format, the information on any underwriter's web site and any information contained in any other web site maintained by an underwriter is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or any underwriter in its capacity as an underwriter and should not be relied upon by investors.

        From time to time, certain of the underwriters and their respective affiliates have provided, and continue to provide, investment banking and other services to us for which they receive customary fees and commissions. An affiliate of Harris Nesbitt acts as the administrative agent and a lender under our existing revolving credit facility. J.P. Morgan Securities Inc. and Harris N.A., an affiliate of Harris Nesbitt, have agreed to act as co-lead arrangers, and JPMorgan Chase Bank, N.A., an affiliate of J.P. Morgan Securities, has agreed to act as the administrative agent and one of the proposed lenders, under our proposed new $250 million senior secured credit facility, which we expect to become effective upon completion of this offering. Affiliates of certain other underwriters may also participate in this facility.

        We and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

        In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive, each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Member State it has not made and will not make an offer of shares of our common stock to the public in that Member State, except that it may, with effect from and including such date, make an offer of shares of our common stock to the public in that Member State:

  (a)
  at any time to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities;

  (b)
  at any time to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than EURO43,000,000 and (3) an annual net turnover of more than EURO50,000,000, as shown in its last annual or consolidated accounts; or

  (c)
  at any time in any other circumstances which do not require the publication by us of a prospectus pursuant to Article 3 of the Prospectus Directive.

        For the purposes of the above, the expression an "offer of shares of our common stock to the public" in relation to any shares of our common stock in any Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares of our common stock to be offered so as to enable an investor to decide to purchase or subscribe the shares of our common stock, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in that Member State.

        Each underwriter has represented and agreed that it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act

2000) in connection with the issue or sale of the shares of our common stock in circumstances in which Section 21(1) of such Act does not apply to us and it has complied and will comply with all applicable provisions of such Act with respect to anything done by it in relation to any shares of our common stock in, from or otherwise involving the United Kingdom.

Directed Share Program

        At our request, the underwriters will reserve for sale, at the initial public offering price, up to 825,000 shares offered in this prospectus for our directors, officers, employees and former officers. The number of shares of common stock available for sale to the general public will be reduced to the extent such persons purchase such reserved shares. Any reserved shares which are not so purchased will be offered by the underwriters to the general public on the same basis as the other shares offered in this prospectus.

Pricing of the Offering

        Prior to this offering, there has been no public market for the shares of our common stock. The initial public offering price was determined by negotiations between us and the representatives of the underwriters. We and the representatives considered the following factors in determining the initial public offering price: our future prospects and those of our industry in general; our sales, earnings and certain other financial and operating information in recent periods; investor demand for our common stock, and the price-earnings ratios, price-sales ratios, market prices of securities and certain financial and operating information of companies engaged in activities similar to ours.

LEGAL MATTERS

        The validity of the shares of our common stock offered by this prospectus will be passed upon for us by Skadden, Arps, Slate, Meagher & Flom LLP, Chicago, Illinois. Certain legal matters relating to this offering will be passed upon for the underwriters by Davis Polk & Wardwell, New York, New York.

EXPERTS

        The consolidated financial statements and schedule of CF Industries, Inc. as of December 31, 2004 and 2003, and for each of the years in the three-year period ended December 31, 2004, have been included herein and in the registration statement in reliance upon the reports of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

        The estimates of our phosphate reserves referred to in this prospectus and the registration statement, to the extent described in this prospectus and the registration statement, have been prepared by us and audited by John T. Boyd Company, an independent mining and geological consulting company.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

        We have filed with the SEC a Registration Statement on Form S-1 under the Securities Act with respect to the common stock offered in this prospectus. This prospectus, filed as part of the registration statement, does not contain all of the information set forth in the registration statement and its exhibits and schedules, portions of which have been omitted as permitted by the rules and regulations of the SEC. For further information about us and our common stock, we refer you to the registration statement and to its exhibits and schedules. Statements in this prospectus about the contents of any contract, agreement or other document are not necessarily complete and, in each instance, we refer you to the copy of such contract, agreement or document filed as an exhibit to the registration statement, with each such statement being qualified in all respects by reference to the document to which it refers. Anyone may inspect the registration statement and its exhibits and schedules without charge at the Public Reference Room the SEC maintains at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain copies of all or any part of these materials from the SEC upon the payment of certain fees prescribed by the SEC. You may obtain further information about the operation of the SEC's Public Reference Room by calling the SEC at 1-800-SEC-0330. You may also inspect these materials and other information without charge at a website maintained by the SEC. The address of this site is http://www.sec.gov.

        Upon completion of this offering, we will become subject to the informational requirements of the Exchange Act and will be required to file reports, proxy statements and other information with the SEC. You will be able to inspect and copy these reports, proxy statements and other information at the Public Reference Room of the SEC as described above or inspect them without charge at the SEC's website.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
CF Industries, Inc.:

        We have audited the consolidated financial statements of CF Industries, Inc. and subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of operations, comprehensive income (loss), stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2004. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of CF Industries, Inc. and subsidiaries as of December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2004 in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP
Chicago, Illinois May 13, 2005

CONSOLIDATED STATEMENTS OF OPERATIONS

	Years Ended December 31,
	2002	2003	2004
	(in thousands)
Net sales	$1,014,071	$1,369,915	$1,650,652
Cost of sales	986,295	1,335,508	1,434,545

Gross margin	27,776	34,407	216,107
Selling, general and administrative	37,317	38,455	41,830
Other operating—net	9,294	1,557	25,043

Operating earnings (loss)	(18,835)	(5,605)	149,234
Interest expense	23,565	23,870	22,696
Interest income	(2,209)	(2,260)	(5,901)
Minority interest	6,409	6,031	23,145
Impairment of investments in unconsolidated subsidiaries	—	—	1,050
Other non-operating—net	(174)	(676)	(778)

Earnings (loss) before income taxes	(46,426)	(32,570)	109,022
Income tax provision (benefit)	(16,600)	(12,600)	41,400
Equity in earnings (loss) of unconsolidated subsidiaries	1,706	1,587	110

Net earnings (loss)	$(28,120)	$(18,383)	$67,732

See Accompanying Notes to Consolidated Year-End Financial Statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	Years Ended December 31,
	2002	2003	2004
	(in thousands)
Net earnings (loss)	$(28,120)	$(18,383)	$67,732
Other comprehensive income (loss):
Foreign currency translation adjustment—no tax effect	154	4,663	393
Unrealized gain (loss) on hedging derivatives—net of taxes	—	5,722	(7,844)
Unrealized gain (loss) on securities—net of taxes	(155)	155	—
Minimum pension liability adjustment—net of taxes	(425)	425	(6,503)

	(426)	10,965	(13,954)

Comprehensive income (loss)	$(28,546)	$(7,418)	$53,778

See Accompanying Notes to Consolidated Year-End Financial Statements.

CONSOLIDATED BALANCE SHEETS

	December 31,
	2003	2004
	(in thousands)
Assets
Current assets:
Cash and cash equivalents	$77,146	$50,003
Short-term investments	91,725	369,290
Accounts receivable	92,821	41,510
Income taxes receivable	823	1,764
Inventories	206,284	233,547
Deferred income taxes	3,493	33,501
Other	53,690	59,182

Total current assets	525,982	788,797
Investments in unconsolidated subsidiaries	21,470	18,666
Property, plant and equipment—net	708,696	645,595
Goodwill	1,327	1,327
Deferred income taxes	129,252	74,909
Other assets	18,152	17,677

Total assets	$1,404,879	$1,546,971

Liabilities and Stockholders' Equity
Current liabilities:
Notes payable	$3,836	$—
Accounts payable and accrued expenses	132,935	169,237
Customer advances	166,022	211,501
Distributions payable to minority interest	6,866	5,631
Current portion of long-term debt	34,917	19,917
Other	4,939	18,517

Total current liabilities	349,515	424,803

Noncurrent liabilities:
Notes payable	—	4,071
Long-term debt	254,750	234,833
Other	52,447	83,203

Total noncurrent liabilities	307,197	322,107

Minority interest	14,656	12,772

Stockholders' equity:
Patronage preferred stock—$100 par value, 10,000,000 shares authorized, 7,343,018 shares outstanding	734,302	734,302
Common stock—$1,000 par value, 100 shares authorized, 8 shares outstanding	8	8
Paid-in capital	5,555	5,555
Retained earnings (accumulated deficit)	(7,952)	59,780
Accumulated other comprehensive income (loss)	1,598	(12,356)

Total stockholders' equity	733,511	787,289

Total liabilities and stockholders' equity	$1,404,879	$1,546,971

See Accompanying Notes to Consolidated Year-End Financial Statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

	Patronage Preferred Stock	Common Stock	Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
	(in thousands)
Balance at December 31, 2001	$734,301	$9	$5,555	$38,551	$(8,941)	$769,475
Add (deduct):
Net loss	—	—	—	(28,120)	—	(28,120)
Other comprehensive loss	—	—	—	—	(426)	(426)

Balance at December 31, 2002	734,301	9	5,555	10,431	(9,367)	740,929
Add (deduct):
Net loss	—	—	—	(18,383)	—	(18,383)
Member stock transfers and redemptions	1	(1)	—	—	—	—
Other comprehensive income	—	—	—	—	10,965	10,965

Balance at December 31, 2003	734,302	8	5,555	(7,952)	1,598	733,511
Add (deduct):
Net earnings	—	—	—	67,732	—	67,732
Other comprehensive loss	—	—	—	—	(13,954)	(13,954)

Balance at December 31, 2004	$734,302	$8	$5,555	$59,780	$(12,356)	$787,289

See Accompanying Notes to Consolidated Year-End Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Cash Provided (Used) Years Ended December 31,
	2002	2003	2004
	(in thousands)
Operating Activities:
Net earnings (loss)	$(28,120)	$(18,383)	$67,732
Adjustments to reconcile net earnings (loss) to net cash provided by (used in) operating activities
Minority interest	6,409	6,031	23,145
Depreciation, depletion and amortization	108,471	105,014	108,642
Deferred income taxes	(15,800)	(13,500)	33,800
Equity in earnings of unconsolidated subsidiaries	(1,706)	(1,587)	(110)
Changes in:
Accounts receivable	(6,866)	(16,629)	41,396
Margin deposits	(7,234)	(21,085)	(4,051)
Inventories	(7,118)	(13,557)	(26,429)
Accounts payable and accrued expenses	2,172	1,089	44,080
Customer advances—net	29,747	126,050	45,479
Other—net	(3,076)	(16,525)	10,579

Net cash provided by operating activities	76,879	136,918	344,263

Investing Activities:
Additions to property, plant and equipment—net	(26,303)	(28,684)	(33,709)
Purchases of short-term investments	(103,075)	(226,499)	(818,797)
Sales and maturities of short-term investments	68,952	173,374	541,232
Investments in unconsolidated subsidiaries	(291)	(372)	(37)
Distributions from unconsolidated subsidiaries	900	3,600	2,000

Net cash used in investing activities	(59,817)	(78,581)	(309,311)

Financing Activities:
Short-term debt—net	(55,000)	—	—
Proceeds from long-term borrowings	70,000	—	—
Payments on long-term debt	(21,416)	(33,417)	(34,917)
Repayment of notes payable	(2,320)	—	—
Distributions to minority interest	—	(4,638)	(26,325)
Other—net	(1,176)	(2,426)	(50)

Net cash used in financing activities	(9,912)	(40,481)	(61,292)

Effect of exchange rate changes on cash and cash equivalents	401	2,754	(803)

Increase in cash and cash equivalents	7,551	20,610	(27,143)
Cash and cash equivalents at beginning of year	48,985	56,536	77,146

Cash and cash equivalents at end of year	$56,536	$77,146	$50,003

See Accompanying Notes to Consolidated Year-End Financial Statements.

NOTES TO CONSOLIDATED YEAR-END FINANCIAL STATEMENTS

1.    Significant Accounting Policies

Description of Business

        CF Industries, Inc. manufactures and distributes nitrogen and phosphate fertilizer products in North America.

Consolidation

        The Company's consolidated financial statements include the accounts of CF Industries, Inc. (CF), all majority-owned subsidiaries and variable interest entities in which the Company is the primary beneficiary after elimination of intercompany transactions and balances.

        Consolidated subsidiaries include Canadian Fertilizers Limited (CFL), a Canadian joint venture that owns the nitrogen complex in Medicine Hat, Alberta, Canada and supplies fertilizer products to CF and the other joint venture partner. The Medicine Hat fertilizer complex is the largest nitrogen fertilizer complex in Canada, with two world-scale ammonia plants, a world-scale urea plant and on-site storage for both ammonia and urea. CFL's sales revenue was $148.5 million, $237.3 million and $309.2 million for 2002, 2003 and 2004, respectively. CFL's assets were $101.7 million and $97.0 million at December 31, 2003 and 2004, respectively.

        CF owns 49% of CFL's voting common shares and 66% of CFL's nonvoting preferred shares. Two owners of CF also own 17% of CFL's voting shares. The Company has determined that CFL is a variable interest entity and that the Company is the primary beneficiary. Amounts reported as minority interest represent the interests of the 34% holder of CFL's common and preferred shares and the holders of 17% of CFL's common shares. Consolidation of CFL results in a cumulative foreign currency translation adjustment, which is reported in other comprehensive income (loss).

        CF operates the Medicine Hat facility and purchases approximately 66% of the facility's ammonia and urea production, pursuant to a management agreement and a product purchase agreement. The management agreement and the product purchase agreement are each terminable by either CF or CFL upon twelve-months' notice. Western Co-operative Fertilizers Limited (Westco) has the right, but not the obligation, to purchase the remaining 34% of the facility's ammonia and urea production under a similar product purchase agreement. To the extent that Westco does not purchase its 34% of the facility's production, CF is obligated to purchase any remaining amounts. Under the product purchase agreements, both CF and Westco pay the greater of operating cost or market price for purchases. However, the product purchase agreements also provide that CFL will distribute its net earnings to CF and Westco annually based on their respective quantities of product purchased from CFL. The product purchase agreement also requires CF to advance funds to CFL in the event that CFL is unable to meet its debts as they become due. The amount of each advance would be at least 66% of the deficiency and would be more in any year that CF purchased more than 66% of Medicine Hat's production. CF and Westco currently manage CFL such that each party is responsible for its share of CFL's fixed costs and that CFL's production volume meets the parties' combined requirements.

Revenue Recognition

        Revenue is recognized when title transfers to the customer, which can be at the plant gate, a distribution facility, a supplier location or a customer destination. Shipping and handling costs are included in cost of sales.

Cash Equivalents and Short-Term Investments

        Cash equivalents include highly liquid investments that are readily convertible to known amounts of cash with original maturities of three months or less. Short-term investments consist of available-for-sale auction rate securities that are reported at fair value.

Inventories

        Inventories are stated at the lower of cost or net realizable value. Cost is determined on a first-in, first-out or average basis.

Investments in Unconsolidated Subsidiaries

        The investments in CF Martin Sulphur, L.P. and Big Bend Transfer Co., L.L.C. are accounted for under the equity method.

Property, Plant and Equipment

        Property, plant and equipment are stated at cost. Depreciation, depletion and amortization are computed using the units-of-production method for production assets and the straight-line method for other assets. Depreciable lives are as follows:

Years
Mobile and office equipment	3 to 18
Production and related assets	10 to 15
Distribution facilities	10
Mining assets, phosphogypsum stacks and land improvements	20
Buildings	45

        Expenditures related to scheduled major maintenance of production facilities (plant turnarounds) are deferred when incurred and amortized to production costs on a straight-line basis during the period until the next scheduled turnaround, generally 2.5 to 5 years.

Recoverability of Long-Lived Assets

        The Company reviews property, plant and equipment and other long-lived assets in order to assess recoverability based on expected future undiscounted cash flows whenever events or circumstances indicate that the carrying value may not be recoverable. If the sum of the expected future net cash flows is less than the carrying value, an impairment loss is recognized. The impairment loss is measured as the amount by which the carrying value exceeds the fair value of the asset.

Goodwill

        Goodwill represents the excess of the purchase price of an acquired entity over the amounts assigned to the assets acquired and liabilities assumed. Goodwill is no longer amortized but is reviewed for impairment annually or more frequently if certain impairment conditions arise. After analysis, goodwill that is deemed impaired is written down to fair value.

Income Taxes

        Income taxes are accounted for under the asset and liability method. Deferred income tax assets and liabilities relate to tax net operating losses and temporary differences between income tax and financial statement reporting, principally for depreciation and amortization, depletable mineral properties, retirement benefits and asset retirement obligations. Realization of deferred tax assets is dependent on the ability of the Company to generate sufficient taxable income in future periods. A valuation allowance is required to be established if it becomes more likely than not that a deferred tax asset will not be realized.

Derivative Financial Instruments

        The Company accounts for derivatives in accordance with Statement of Financial Accounting Standards (SFAS) No. 133—Accounting for Derivative Instruments and Hedging Activities—as amended by subsequent standards. Under these standards, derivatives are recognized in the consolidated balance sheets at fair value and changes in their fair value are recognized in earnings unless hedge accounting is elected or the normal purchase and sale exemption applies. For a derivative designated and qualified as a cash flow hedge, the effective portion of the change in fair value is recorded in other comprehensive income (OCI) and is recognized in operations when the hedged item affects earnings. Any ineffective portion of a change in the fair value of a derivative designated as a cash flow hedge is recognized immediately in operations. See Note 22 for information on derivative financial instruments relating to CF's forward pricing program.

Environmental

        Environmental expenditures that relate to current operations are expensed or capitalized as appropriate. Expenditures that relate to an existing condition caused by past operations and that do not provide current or future economic benefits are expensed. Expenditures that provide future economic benefits are capitalized. Liabilities are recorded when environmental assessments and/or remedial efforts are required and the costs can be reasonably estimated.

Use of Estimates

        The consolidated financial statements and accompanying notes, which are prepared in conformity with accounting principles generally accepted in the United States of America, include amounts which are based on management's best judgments and estimates. Actual results could differ from those estimates.

2.    New Accounting Standards

        Following are summaries of recently issued accounting pronouncements which are or may be applicable to the Company's consolidated financial statements.

  •
  Revised Statement of Financial Accounting Standards (SFAS) No. 132(R)—Employers' Disclosures about Pensions and Other Postretirement Benefits. This revised statement expands the disclosure requirements in the original SFAS No. 132 to include more details about plan assets, benefit obligations, cash flows and other information. The Company adopted certain aspects of the new disclosure requirements in 2003 and has applied the remaining requirements in 2004.

  •
  FASB Staff Position (FSP) No. 106-2—Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003. This FSP provides guidance on accounting for the effects of the Medicare Prescription Drug, Improvement and

    Modernization Act of 2003 for employers who sponsor postretirement health care plans that provide prescription drug benefits, and requires employers to provide certain disclosures regarding the effect of the federal subsidy provided by the Act. The FSP is generally effective for interim or annual periods beginning after June 15, 2004. The adoption of FSP No. 106-2 in 2004 did not impact the Company's consolidated financial statements.

  •
  FASB Staff Position (FSP) No. 109-1—Application of FASB Statement 109, Accounting for Income Taxes, to the Tax Deduction on Qualified Production Activities Provided by the American Jobs Creation Act of 2004. This FSP clarifies that the tax deduction should be accounted for as a special deduction under SFAS No. 109 which would reduce tax expense in the periods the deductions are claimed, rather than as a tax rate reduction which would require an adjustment to deferred tax assets and liabilities. The Company will determine the impact of the Act, which is effective in 2005, as specific regulations are developed to implement the deduction.

  •
  SFAS No. 151—Inventory Costs. This statement amends Accounting Research Bulletin (ARB) No. 43 to clarify that abnormal amounts of costs such as idle facility expense, freight, handling and spoilage are to be recognized as current-period charges, and that the allocation of fixed production overhead to conversion costs are to be based on normal production capacity. The statement is effective for fiscal years beginning after June 15, 2005 and may be early adopted for years beginning after November 2004. The Company does not expect the adoption of SFAS No. 151 to impact its consolidated financial statements.

  •
  SFAS No. 153—Exchanges of Nonmonetary Assets. This statement amends APB Opinion No. 29 and will require that nonmonetary exchanges be accounted for at fair value, and that a gain or loss be recognized, if the transactions meet a commercial substance criterion and if fair value is determinable. Companies will no longer be permitted to use an exception for similar productive assets to account for nonmonetary exchanges at book value with no gain or loss being recognized. The Company will be required to adopt the new rules for nonmonetary exchanges beginning after June 15, 2005.

  •
  FIN No. 47—Accounting for Conditional Asset Retirement Obligations. This interpretation of SFAS No. 143 addresses asset retirement obligations where the timing and (or) method of settlement may be conditional on a future event. It clarifies that the obligation to perform the asset retirement activity is unconditional even though uncertainty exists about the timing and (or) method of settlement, and requires that companies recognize such asset retirement obligations when incurred if the fair value of the liability can be reasonably estimated. FIN No. 47 is effective no later than the end of fiscal years ending after December 15, 2005. The Company has not yet determined in the impact of FIN No. 47 on its consolidated financial statements.

3.    Retirement and Incentive Plans

        CF and its subsidiaries maintain noncontributory defined benefit pension plans. As a result of an amendment to CF's U.S. plan effective January 1, 2004, employees who began employment after December 31, 2003 are not eligible to participate in the plan.

        The Company also provides group medical insurance to its retirees. Retirees in the U.S. are eligible to continue until age 65 the same Company subsidized medical coverage provided to active employees. After a participant becomes eligible for Medicare, generally at age 65, the offered coverage is a Medicare supplement and the participant pays the entire cost of the coverage. Retirees in Canada are eligible to continue until age 65 the same Company subsidized coverage in both the provincial health care plan and the supplemental medical plan provided to active employees. At age 65, the Company provided medical coverage ceases.

        Plan assets, benefit obligations, funded status and amounts recognized in the consolidated balance sheets for the Company's U.S. and Canadian plans as of the measurement date of December 31 are as follows:

	Pension Plan		Retiree Medical
	December 31,		December 31,
	2003	2004	2003	2004
	(in thousands)
Change in plan assets
Fair value of plan assets at January 1	$127,283	$155,046	$—	$—
Return on plan assets	26,559	17,015	—	—
Funding contributions	7,022	7,736	—	—
Benefit payments	(5,818)	(6,402)	—	—

Fair value of plan assets at December 31	155,046	173,395	—	—

Change in benefit obligation
Benefit obligation at January 1	(165,341)	(187,101)	(19,458)	(23,979)
Service cost	(5,482)	(5,843)	(947)	(1,227)
Interest cost	(10,762)	(11,528)	(1,417)	(1,712)
Net benefit payments	5,818	6,402	1,146	1,220
Change in assumptions and other	(11,334)	(16,482)	(3,303)	(5,712)

Benefit obligation at December 31	(187,101)	(214,552)	(23,979)	(31,410)

Excess of benefit obligation over plan assets	(32,055)	(41,157)	(23,979)	(31,410)
Unrecognized net loss from past experience different from that assumed and effects of changes in assumptions	32,908	45,884	5,494	10,615
Minimum pension liability adjustment	—	(11,527)	—	—
Unrecognized transition obligation (asset)	(52)	(56)	2,883	2,607

Accrued asset (liability) included in the consolidated balance sheet at December 31	$801	$(6,856)	$(15,602)	$(18,188)

        Amounts recognized in the consolidated balance sheets consist of the following:

	Pension Plan		Retiree Medical
	December 31,		December 31,
	2003	2004	2003	2004
	(in thousands)
Prepaid (accrued) amount recognized	$801	$4,671	$(15,602)	$(18,188)
Intangible asset	—	(688)	—	—
Accumulated other comprehensive loss—gross	—	(10,839)	—	—

Accrued asset (liability)	$801	$(6,856)	$(15,602)	$(18,188)

        The accumulated other comprehensive loss related to the minimum pension liability adjustment in 2004 was reduced by an income tax benefit of $4.3 million, resulting in a net charge to other comprehensive loss of $6.5 million in 2004 (see Note 23).

        CF's estimated U.S. pension funding contribution in 2005 is $7.0 million. Expected future pension benefit payments are $7.5 million in 2005, $8.1 million in 2006, $8.6 million in 2007, $9.2 million in 2008, $10.0 million in 2009 and $61.3 million during the five years thereafter. Expected U.S. future retiree medical benefit payments are $1.5 million in 2005, $1.6 million in 2006, $1.8 million in 2007, $1.9 million in 2008, $2.0 million in 2009 and $13.0 million during the five years thereafter.

        The following assumptions were used in determining the benefit obligation at December 31 for the Company's primary (U.S.) plans. The assumptions used for the Canadian plans are substantially similar to those used for the primary plans.

	Pension Plan			Retiree Medical
	2002	2003	2004	2002	2003	2004
Discount rate	6.75%	6.25%	5.75%	6.75%	6.25%	5.75%
Rate of increase in future compensation	5.5%	5.0%	5.0%	n/a	n/a	n/a
Expected long-term rate of return on assets	8.5%	8.5%	8.5%	n/a	n/a	n/a

        The 8.5% expected long-term rate of return on assets is based on studies of actual rates of return achieved by equity and non-equity investments both separately and in combination over historical holding periods.

        The objectives of the investment policy with respect to the primary pension plan are to administer the assets of the plan for the benefit of the participants in compliance with all laws and regulations, and to establish an asset mix that provides for diversification of assets and generation of returns at an acceptable level of risk. The policy considers circumstances such as participant demographics, time horizon to retirement and liquidity needs, and provides guidelines for asset allocation, planning horizon, general portfolio issues and investment manager evaluation criteria as well as monitoring and control procedures. The current target asset allocation is 65% equity and 35% non-equity, which has been determined based on studies of actual historical rates of return and plan needs and circumstances.

        The allocation of pension assets by major asset category based on fair value for the primary plan is as follows:

	Asset Allocation December 31,
	2003	2004
Equity securities	66%	64%
Debt securities	32	33
Other	2	3

	100%	100%

        The health care cost trend rate used to determine the primary (U.S.) retiree medical benefit obligation is 9.25% in 2003 and 8.5% in 2004, grading down to 6.0% in 2008 and thereafter. A one-percentage-point change in the assumed health care cost trend rate at December 31, 2004 would have the following effects:

	One-Percentage-Point
	Increase	Decrease
Effect on:
Total of service and interest cost components for 2004	13%	(11)%
Benefit obligation at December 31, 2004	10%	(9)%

        Net pension/retiree medical expense included the following components:

	Pension Plan			Retiree Medical
	Years Ended December 31,			Years Ended December 31,
	2002	2003	2004	2002	2003	2004
	(in thousands)
Service cost for benefits earned during the period	$4,980	$5,482	$5,843	$730	$947	$1,227
Interest cost on projected benefit obligation	10,232	10,762	11,528	1,198	1,417	1,712
Expected return on plan assets	(13,718)	(13,500)	(13,932)	—	—	—
Amortization of transition obligation	(47)	(52)	(56)	479	553	326
Amortization of prior service cost	105	106	108	—	—	—
Actuarial loss (gain)	(642)	58	144	—	10	518

Net expense	$910	$2,856	$3,635	$2,407	$2,927	$3,783

        In December 2003, the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (Act) was signed into law. The Act provides a prescription drug benefit and a federal subsidy to sponsors of retiree health care benefit plans that provide a benefit that is at least actuarially equivalent to Medicare Part D. Based on information currently available, the Company's actuaries have determined that the benefit under the CF plan is not actuarially equivalent to the Medicare Part D benefit and that the Company is not eligible for the subsidy. Therefore, the impact on the Company's retiree medical cost is zero.

        The Company also has a thrift savings plan covering substantially all employees. Under the plan, the Company contributes a fixed percentage of base salary to employees' accounts and matches employee contributions up to a specified limit. The Company contributed $5.9 million and $5.6 million to the plan in 2003 and 2004, respectively. There was no Company contribution in 2002.

        The Company established the Annual Incentive Plan effective January 1, 2004. The aggregate award under the plan is based on pre-determined targets for pre-tax return on equity each year. Awards are accrued during the year and paid in the first quarter of the subsequent year. The Company recognized expense of $6.7 million for this plan in 2004. For its previous incentive plans, the Company recognized expense of $1.5 million and $1.2 million in 2002 and 2003, respectively.

        The Company established a long term incentive plan effective January 1, 2004. Plan participants will receive a specified percentage of aggregate value created as defined upon completion of a three-year performance measurement period. The initial performance measurement period began January 1, 2004 and a new performance measurement period will begin each January 1 thereafter. Value created is based on specified return on equity targets. The plan is unfunded. The Company recognized expense of $311 thousand for this plan in 2004. For its previous plan, the Company recognized expense of $971 thousand and $536 thousand in 2002 and 2003, respectively.

        In addition to qualified defined benefit pension plans, the Company also maintains nonqualified supplemental pension plans which are designed to restore participants' benefits under the qualified plans that are reduced by certain limiting provisions of the Internal Revenue Code and a closed plan in which no current employees are eligible to participate. The Company recognized expense of $472 thousand, $393 thousand and $441 thousand for these plans in 2002, 2003 and 2004, respectively.

4.    Other Operating—Net

        Details of other operating costs are as follows:

	Years Ended December 31,
	2002	2003	2004
	(in thousands)
Bartow facility costs	$9,794	$952	$8,148
Bartow water treatment costs	—	—	7,077
Other environmental costs	—	—	8,116
Litigation costs	(500)	605	1,702

	$9,294	$1,557	$25,043

        Bartow facility costs include water treating expenditures and provisions for phosphogypsum stack closure and cooling pond closure. Bartow costs for 2003 are net of a $10.5 million credit for a change in estimate related to phosphogypsum stack closure costs (see Asset Retirement Obligations—Note 7).

        A $7.1 million provision has been recognized in 2004 for a retirement obligation related to the treatment of water at the Bartow facility. Refer to Note 7 for additional information.

        Other environmental costs in 2004 includes a $4.7 million provision, based on an assessment performed in late 2004 that identified certain measures, which if completed in the near-term, would allow the Company to reduce the long-term costs related to the demolition, removal and disposal of certain environmental materials and equipment at the Bartow phosphate complex. Also included, based on a review in late 2004, is a $3.4 million additional provision for an ongoing groundwater recovery and land application program at the site of a former nitrogen manufacturing facility.

        Litigation costs represent costs (recoveries) associated with legal actions to which the Company is a party. Such costs are recorded when they are considered probable and can be reasonably estimated. Recoveries are recorded when realized.

5.    Interest Expense

        Details of interest expense are as follows:

	Years Ended December 31,
	2002	2003	2004
	(in thousands)
Long-term debt	$22,455	$22,308	$19,787
Short-term debt	325	87	—
Notes payable	194	145	162
Fees on financing agreements	591	1,330	2,747

	$23,565	$23,870	$22,696

6.    Interest Income

        Details of interest income are as follows:

	Years Ended December 31,
	2002	2003	2004
	(in thousands)
Interest on cash, cash equivalents and short-term investments	$1,468	$1,639	$5,287
Patronage refunds from CoBank	563	534	499
Finance charges and other	178	87	115

	$2,209	$2,260	$5,901

7.    Asset Retirement Obligations

        The Company's phosphate operations in Florida are subject to regulations governing the construction, operation, closure and long-term maintenance of phosphogypsum stack systems and regulations concerning site reclamation for phosphate rock mines. Costs associated with the closure of the Company's phosphogypsum stack systems at the Bartow and Plant City phosphate complexes, and costs associated with reclamation activities at the Company's Hardee phosphate rock mine, are accounted for in accordance with SFAS No. 143—Accounting for Asset Retirement Obligations.

        The Company's asset retirement obligations are included in other noncurrent liabilities and accrued expenses. The balances and changes thereto are summarized below.

	Year Ended December 31
	Phosphogypsum Stack Costs			Mine Reclamation Costs
	2002	2003	2004	2002	2003	2004
	(in thousands)
Obligation at January 1	$42,170	$37,422	$23,431	$11,309	$13,849	$14,092
Accretion expense	3,384	3,004	1,887	905	1,115	1,127
Liabilities incurred	—	—	15,439	1,183	735	1,163
Expenditures	(6,180)	(7,439)	(8,006)	(203)	(662)	(981)
Change in estimate	(1,952)	(9,556)	1,147	655	(945)	3,420

Obligation at December 31	$37,422	$23,431	$33,898	$13,849	$14,092	$18,821

        The liability for phosphogypsum stack costs includes the original portion of the Plant City stack, an expansion of the Plant City stack opened in 1999, the Bartow stack, cooling ponds at Bartow and Plant City and as of December 31, 2004, water treatment at Bartow and Plant City, as described below. The actual amounts to be spent will depend on factors such as the timing of activities, refinements in scope, technological developments, cost inflation and changes in regulations. It is possible that these factors could change at any time and impact the estimates. As described further below, the estimated time frame involved in completing the asset retirement activities extends as far as the year 2057. Additional asset retirement obligations may be incurred in the future due to further expansion of the Plant City stack.

        The Company expects to incur expenditures to treat water stored in the Bartow and Plant City phosphogypsum stack and cooling pond systems during the process of closure. Until 2004, management believed that it was not possible to reasonably estimate the quantity or timing of such water treatment, if any, because the need to treat water at any particular time may arise from factors other than the process of stack closure and therefore, that a reasonable estimate of future water treatment costs associated solely with closure could not be made. In late 2004, the Florida Department of Environmental Protection (DEP) published proposed revisions to the regulations governing closure and long-term maintenance of phosphogypsum stack systems. The revisions became effective in July 2005. The revised regulations add specific requirements for inclusion of water management plans and estimated costs based on assumed end-of-life closure of the entire stack system. As a result of evaluating the new DEP requirements, in 2004, management determined that, based on experience with closure activities to date and development of refined assumptions, amounts for water treatment directly associated with ultimate closure of the Plant City stack system and the Bartow stack system can now be reasonably estimated.

        Closure expenditures for the original portion of the Plant City phosphogypsum stack are expected to be complete in 2005. Closure activities on the Bartow stack are expected to continue through the year 2007 and closure of the Bartow cooling pond is estimated to occur in the years 2016 to 2023. Closure expenditures for the Plant City stack expansion are estimated to occur in the 2022 to 2026 timeframe and closure of the Plant City cooling pond is estimated to occur in the years 2034 to 2038. Water treatment expenditures at Bartow are estimated to extend through 2023, and such expenditures at Plant City are estimated to occur in the 2031 to 2057 time frame.

        The $15.4 million identified as liabilities incurred in 2004 represents the Company's estimate of water treatment obligations. This amount consists of $7.1 million for Bartow which was charged to other operating expenses in 2004 rather than capitalized because Bartow is a closed facility, and $8.3 million for Plant City which was capitalized as property, plant and equipment and will be depreciated over a twenty-year period beginning in 2005.

        The $9.6 million change in estimate in phosphogypsum stack closure costs in 2003 was primarily the result of a revised closure plan for the Bartow phosphogypsum stack and cooling pond systems. The previous plan anticipated significant costs related to closure of the cooling pond. Stack closure activities have now progressed to the point where it has been determined that the cooling pond will be closed in a less costly manner. The revised plan maintains conformance with existing permits and regulatory requirements.

        In connection with its phosphate fertilizer business, the Company is subject to financial assurance requirements. The purpose of these requirements is to assure the government that sufficient Company funds will be available for the ultimate closure, post-closure care and/or reclamation at its facilities. Currently, these financial assurance requirements can be satisfied without the need for any expenditure of corporate funds if the Company's financial statements meet certain criteria, referred to as the financial tests. However, pursuant to a recent amendment to Florida's regulations governing financial assurance related to the closure of phosphogypsum stacks, the Company intends to establish a trust fund to meet such obligations to take advantage of a "Safe Harbor" provision of the new regulations. Beginning in 2006, the Company expects to contribute between $2 million and $5 million annually over the next ten years, based upon an assumed rate of return of 4% on invested funds, to a fund earmarked to cover the closure and long-term maintenance and monitoring costs for its phosphogypsum stacks, as well as any costs incurred to manage its wastewater upon closure of the stacks. The amount of money that will have accumulated in the trust fund by the end of the ten-year period, including interest earned on contributed funds, is currently expected to be approximately $37 million. After the initial ten years, contributions to the trust fund are expected to average approximately $1 million annually for the following 16 years. The trust fund is expected to approximate $92 million at the end of 26 years assuming a 4% return on the invested funds. The amounts recognized as expense in the Company's operations pertaining to phosphogypsum stack closure and land reclamation are determined and accounted for as described above. These amounts are expected to differ from the amounts anticipated to fund the trust, which are based on the guidelines set forth in the Florida regulations. Ultimately, the cash in these trust funds will be used to settle the asset retirement obligations.

        Additionally, the Florida legislature recently passed a bill that would require mining companies to demonstrate financial responsibility for wetland and other surface water mitigation measures in advance of any mining activities. If this bill becomes law, the Company may be required to demonstrate financial responsibility for wetland and other surface water mitigation measures associated with its Hardee mining activities.

        The Company has an asset retirement obligation at CFL's Medicine Hat facility for certain decommissioning and land reclamation activities upon cessation of operations. The Company also has an asset retirement obligation at its Donaldsonville, Louisiana nitrogen complex for reclamation of two effluent ponds upon cessation of operations. The Company has determined that no reasonable estimate of these obligations can be made because a date or range of dates for cessation of operations is not determinable. In reaching this conclusion the historical performance, planned maintenance and asset replacements or upgrades have been taken into account. The possibility of changes in technology and the risk of obsolescence have also been considered.

8.    Minority Interest

        In accordance with CFL's governing agreements, CFL earnings are available for distribution to its Members based on approval by the CFL shareholders. Amounts reported as minority interest in the consolidated statements of operations represent the interest of the 34% shareholder of CFL in the distributed and undistributed earnings of CFL. The minority interest in CFL earnings for 2002, 2003, and 2004 consist of earnings distributions of $4.4 million, $6.8 million and $25.4 million, respectively, and undistributed current year earnings (loss) of $2.0 million, ($.8 million) and ($2.3 million), respectively. Amounts reported as minority interest on the consolidated balance sheets represent the interests of the holder of 34% of CFL's preferred stock and the holders of 51% of CFL's common stock.

9.    Impairment of Investments in Unconsolidated Subsidiaries

        The impairment of investments in unconsolidated subsidiaries of $1.1 million in 2004 consists of a write-off of the carrying value of the Company's investment in Big Bend Transfer Co., L.L.C. (Refer to Note 14 for additional information).

10.    Income Taxes

        CF is a nonexempt cooperative. Patronage is a preexisting obligation of CF, with the form and amount of the patronage distributions authorized annually by the Stockholders pursuant to recommendations by the Board of Directors. Patronage is deductible for income tax purposes provided at least twenty percent of the total distribution is paid in cash. In general, patronage-sourced earnings retained and nonpatronage-sourced earnings are taxed at normal corporate rates.

        CF had no earnings from Member business in 2002 or 2003 to be distributed as patronage. In 2004, earnings from Member business were retained in order to utilize net operating loss carryforwards, thereby realizing the associated deferred tax assets.

        CFL operates as a cooperative and distributes all of its earnings as patronage to its Members. CFL's patronage distributions are subject to the approval of its Shareholders pursuant to recommendations by its Board of Directors. Patronage distributions are deductible for income tax purposes; therefore, no provision for income taxes is required.

        The components of the Company's earnings (loss) before income taxes are:

	Years Ended December 31,
	2002	2003	2004
	(in thousands)
Domestic	$(46,767)	$(33,312)	$107,555
Non-U.S.	341	742	1,467

	$(46,426)	$(32,570)	$109,022

        The Company's income tax provision (benefit) consisted of the following:

	Years Ended December 31,
	2002	2003	2004
	(in thousands)
Current
Federal	$(1,400)	$(100)	$4,300
Foreign	900	1,200	3,800
State	(300)	(200)	(500)

	(800)	900	7,600

Deferred
Federal	(10,700)	(10,900)	27,800
State	(5,100)	(2,600)	6,000

	(15,800)	(13,500)	33,800

Income tax expense (benefit)	(16,600)	(12,600)	41,400
Tax effect of equity in earnings of unconsolidated subsidiaries	1,100	1,000	100
Tax effects of items in other comprehensive income (loss):
Unrealized gain (loss) on hedging derivatives	—	3,800	(5,200)
Unrealized gain (loss) on securities	(100)	100	—
Minimum pension liability adjustment	(300)	300	(4,300)

Total income tax provision (benefit) on comprehensive income (loss)	$(15,900)	$(7,400)	$32,000

        Differences in the expected income tax provision (benefit) based on statutory rates and the income tax provision (benefit) reflected in the consolidated statements of operations are summarized below:

	Years Ended December 31,
	2002		2003		2004
	(in thousands, except percentages)
Earnings (loss) before income taxes	$(46,426)		$(32,570)		$109,022

Expected tax at U.S. statutory rate	(16,249)	35.0%	(11,400)	35.0%	38,158	35.0%
State income taxes, net of federal	(3,743)	8.1	(1,738)	5.4	3,495	3.2
Foreign tax rate differential	3,237	(7.0)	538	(1.7)	93	0.1
Permanent differences and other	155	(0.3)	—	—	(346)	(0.3)

Income tax at effective rate	$(16,600)	35.8%	$(12,600)	38.7%	$41,400	38.0%

        The Company's deferred tax assets and deferred tax liabilities are as follows:

	December 31,
	2003	2004
	(in thousands)
Deferred tax assets
Net operating loss carryover	$163,832	$124,321
Asset retirement obligations	9,525	13,538
Accumulated other comprehensive loss	—	5,750
Retirement benefits	6,162	7,117
Other	12,108	16,103

	191,627	166,829

Deferred tax liabilities
Depletable mineral properties	(24,745)	(26,427)
Depreciation and amortization	(19,171)	(23,844)
Accumulated other comprehensive income	(3,815)	—
Other	(11,151)	(8,148)

	(58,882)	(58,419)

Valuation allowance	—	—

Net deferred tax asset	132,745	108,410
Less amount in current assets	3,493	33,501

Noncurrent asset	$129,252	$74,909

        The Company has net operating loss carryforwards of $311.3 million that will expire in the following years: $27.4 million in 2020, $166.1 million in 2021, $64.3 million in 2022 and $53.5 million in 2023. Deferred tax assets include the tax benefit of the net operating loss carryforwards whose realization is dependent on the ability of the Company to generate sufficient taxable income prior to their expiration. The Company evaluates the recoverability of these loss carryforwards using various estimation processes. The accuracy of such estimates is dependent on underlying assumptions such as future product prices and volumes, which are sensitive to the cyclical nature of the Company's business and require a significant amount of judgment. To the extent that future taxable income is less than estimated amounts, realization of the loss carryforwards could potentially be materially impacted. Although realization is subject to such uncertainty, management believes that it is more likely than not that sufficient future taxable income will be generated within the carryforward periods.

        In 2003, the Company's subsidiary corporation CFL received a notice of proposed adjustment from the Canada Revenue Agency (CRA) as a result of its audit of the tax years 1997 through 2000. The CRA's position was that CFL and CF do not deal on an arms-length basis and therefore that the tax deduction for management fees paid to CF for the years under audit should not be allowed. As of December 31, 2004, the CRA has completed the audit with no resulting assessment for the years 1997 through 2004. The CRA has reserved the right to reopen the arms-length issue in future audits after 2004.

        On March 23, 2004, the 2004 Canadian Federal Budget was presented which included an amendment to the Income Tax Act that would disallow the deduction of certain patronage distributions paid after March 22, 2004 to non-arm's length persons. In the settlement of CFL's audit for the tax years 1997 through 2000, the CRA agreed that CFL has operated at arm's length with CF with respect to the deductibility of patronage payments to CF for the 2004 taxation year. However it is unknown what impact, if any, this legislation will have on the deductibility of CFL's future patronage distributions.

        In 2004, the CRA initiated and the Company settled a Canadian income tax audit of its subsidiary corporation CF Chemicals, Ltd. (CFCL), through which the Company operates CFL, for the tax years 1997 through 2004. Completion of the audit resolved a transfer pricing issue involving the allocation of certain income from CFL to the Company and CFCL. The settlement reached with the CRA increased the allocation of the income to CFCL and will result in the assessment of Canadian and provincial income tax of approximately $2.2 million. The settlement agreement will not have a material impact on these financial statements.

11.    Accounts Receivable

        Accounts receivable consist of the following:

	December 31,
	2003	2004
	(in thousands)
Trade	$89,874	$37,934
Other	2,947	3,576

	$92,821	$41,510

12.    Inventories

        Inventories consist of the following:

	December 31,
	2003	2004
	(in thousands)
Fertilizer	$161,098	$188,291
Spare parts, raw materials and supplies	45,186	45,256

	$206,284	$233,547

13.    Other Current Assets and Other Current Liabilities

        Other current assets consist of the following:

	December 31,
	2003	2004
	(in thousands)
Margin deposits	$32,938	$37,731
Unrealized gains on natural gas derivatives	13,167	16,402
Prepaid expenses	5,151	5,049
Purchased product prepayments	2,434	—

	$53,690	$59,182

        Other current liabilities of $4.9 million and $18.5 million at December 31, 2003 and 2004, respectively, consist of unrealized losses on natural gas derivatives.

14.    Investments in Unconsolidated Subsidiaries

        Investments in unconsolidated subsidiaries consist of the following:

	December 31,
	2003	2004
	(in thousands)
Investment in CF Martin Sulphur, L.P.	$20,352	$18,666
Investment in Big Bend Transfer Co., L.L.C.	1,118	—

	$21,470	$18,666

        The Company has a 50% ownership interest in CF Martin Sulphur, L.P. (CFMS), a molten sulfur handling joint venture, which is a sulfur supplier to the central Florida phosphate industry. The Company's purchases from CFMS were $15.2 million in 2003 and $23.7 million in 2004. Accounts payable to CFMS totaled $867 thousand at December 31, 2003 and $2.3 million at December 31, 2004.

        The Company also has a one-third ownership interest in Big Bend Transfer Co., L.L.C., a joint venture with plans to develop a facility to convert imported dry sulfur into liquid. In the intervening five years since the joint venture discussions were initiated, domestic supplies of attractively-priced molten sulfur have increased substantially pursuant to increased production of cleaner grades of gasoline, which is expected to continue in the future. As a result of this fundamental shift in the economics of converting dry sulfur to liquid, management no longer believes that the carrying value of the investment can be recovered. Accordingly, an impairment loss of $1.1 million was recognized in 2004.

15.    Property, Plant and Equipment—Net

        Property, plant and equipment—net consists of the following:

	December 31,
	2003	2004
	(in thousands)
Land	$29,040	$29,083
Mineral properties	187,005	187,077
Manufacturing plants	1,838,564	1,890,622
Distribution facilities and other	221,012	221,288
Construction in progress	11,955	11,685

	2,287,576	2,339,755
Less accumulated depreciation, depletion and amortization	1,578,880	1,694,160

	$708,696	$645,595

16.    Other Assets

        Other assets are summarized as follows:

	December 31,
	2003	2004
	(in thousands)
Nonqualified employee benefit trusts	$7,112	$6,676
Investment in CoBank	4,869	5,118
Deferred financing agreement fees	3,468	2,492
Other	2,703	3,391

	$18,152	$17,677

17.    Accounts Payable and Accrued Expenses

        Accounts payable and accrued expenses consist of the following:

	December 31,
	2003	2004
	(in thousands)
Accounts payable	$37,998	$43,617
Accrued natural gas	53,785	73,480
Payroll and employee related costs	10,769	17,012
Asset retirement obligations	7,093	10,992
Other	23,290	24,136

	$132,935	$169,237

        Payroll and employee related costs includes accrued salaries and wages, vacation, incentive plans and payroll taxes. Asset retirement obligations are the current portion of the Company's asset retirement obligations. Other includes accrued interest, property taxes, maintenance and professional services.

18.    Customer Advances

        Customer advances represent cash received from customers following acceptance of orders under a forward pricing program. The Company offers such forward pricing program to its customers whereby product may be ordered for future delivery with a substantial portion of the purchase price generally being collected by the time the product is shipped, thereby reducing or eliminating accounts receivable from customers upon shipment. Revenue is recognized when title transfers upon shipment or delivery of the product to customers. The Company hedges the natural gas cost for product to be delivered under such programs at the time the orders are accepted. As of December 31, 2004, the Company had approximately 1.9 million tons of product committed to be sold under the forward pricing program in 2005.

19.    Long-Term Debt, Credit Agreement and Notes Payable

        Long-term debt is summarized as follows:

	December 31,
	2003	2004
	(in thousands)
7.17% note with insurance company due in annual installments through 2013	$100,000	$90,000
7.28% notes with insurance companies due in annual installments from 2007 through 2012	75,000	75,000
9.02% notes with insurance companies due in annual installments from 2008 through 2012	35,000	35,000
6.44% note with CoBank due in quarterly installments from 2008 through 2012	25,000	25,000
Variable rate note with CoBank due in annual installments through 2007 (average 5.37% as of December 31, 2004)	28,000	21,000
7.05% note with CoBank due in quarterly installments through 2007	11,667	8,750
7.32% note with insurance company due in annual installments through 2004	15,000	—

Total long-term debt	289,667	254,750
Less current portion	34,917	19,917

	$254,750	$234,833

Long-Term Debt

        The Company's long-term borrowing agreements require maintenance of specified minimum net worth levels and maximum debt ratios, and contain covenants restricting cash patronage, redemptions of capital stock and other standard covenants. The agreements with CoBank also require investments in that bank. In conjunction with the establishment of the new Harris revolving credit agreement, the Company's existing term loan agreements were amended in 2003 to provide the term lenders with a subordinated security interest in the same assets that are pledged under the 2003 revolving credit agreement.

        Long-term debt maturities for the five years succeeding December 31, 2004 are $19.9 million in each of the years 2005 and 2006, $32.4 million in 2007 and $34.5 million in each of the years 2008 and 2009.

Credit Agreement

        In 2003, the Company established a $140 million revolving line of credit with Harris Trust and Savings Bank (Harris) and six other lending institutions, which is available through September 26, 2006. The agreement is secured by working capital, certain equipment and the Donaldsonville production facility.

Restrictive covenants under the agreement are those common to asset based agreements. Borrowing at any time is limited to the lesser of $140 million or the available collateral (including offset of customer advances) as defined in the agreement. At December 31, 2004, there was approximately $120 million of available credit (based on available collateral) and there were no outstanding borrowings under the revolver.

Notes Payable

        From time to time, CFL receives advances from the CFL minority interest holder to finance major capital expenditures. The advances currently outstanding are evidenced by an unsecured promissory note due December 31, 2009 and bear interest at market rates. The amount shown as notes payable represents the advances payable to the CFL minority interest holder.

20.    Leases

        Future minimum lease payments under noncancelable operating leases at December 31, 2004 are:

Operating Lease Payments
(in thousands)
2005	$9,576
2006	6,691
2007	3,840
2008	2,141
2009	783
Thereafter	305

Future minimum operating lease payments	$23,336

        Total rent expense for cancelable and noncancelable operating leases was $15.0 million for the year ended December 31, 2002, $14.6 million for 2003 and $14.7 million for 2004.

21.    Other Noncurrent Liabilities

        Other noncurrent liabilities consist of the following:

	December 31,
	2003	2004
	(in thousands)
Asset retirement obligations	$37,523	$52,719
Less: Current portion in accrued expenses	7,093	10,992

Noncurrent portion	30,430	41,727
Benefit plans and deferred compensation	21,570	31,352
Environmental costs and other	447	10,124

	$52,447	$83,203

        Asset retirement obligations are for phosphogypsum stack closure costs and mine reclamation costs (see Note 7). Benefit plans and deferred compensation include liabilities for pensions, retiree medical benefits, and the noncurrent portion of incentive plans (see Note 3). Environmental costs and other for

2004 consist of the noncurrent portions of the liability for environmental items included in other operating costs (see Note 4), including the Bartow demolition and removal costs and a groundwater recovery program at the site of a former nitrogen manufacturing facility.

22.    Derivative Financial Instruments

        The Company uses natural gas in the manufacture of its nitrogen fertilizer products. Because natural gas prices are volatile, the Company's Natural Gas Acquisition Policy includes the objective of providing protection against significant adverse natural gas price movements. The Company manages the risk of changes in gas prices through the use of physical gas supply contracts and derivative financial instruments covering periods not exceeding 3 years. The derivative instruments currently used are swaps, futures and purchased options. These contracts reference primarily NYMEX futures contract prices, which represent fair value at any given time. The contracts are traded in months forward and settlements are scheduled to coincide with anticipated gas purchases during those future periods.

        The Company classifies a derivative financial instrument as a hedge if all of the following conditions are met: 1) the item to be hedged must expose the Company to commodity price risk, 2) it must be probable that the results of the hedge position substantially offset the effects of price changes on the hedged item (i.e., there is a high correlation between the hedge position and changes in market value of the hedged item) and 3) the derivative financial instrument must be designated as a hedge of the item at the inception of the hedge. The Company uses derivative instruments, primarily futures and swaps, to fix the natural gas price for product sold under its forward pricing program.

        The Company designates, documents and assesses accounting for hedge relationships, which result primarily in cash flow hedges that require the Company to record the derivatives as assets and liabilities at their fair value on the balance sheet with an offset in OCI. The gain or loss of an effective cash flow hedge is deferred in OCI until the second month after the hedged natural gas is used to manufacture inventoried products, which approximates the period of inventory turns of upgraded products and the release of the cost of the hedged gas to cost of sales. Ineffective hedge gains and losses are recorded immediately in cost of sales.

        Compared with spot prices, natural gas hedging activities decreased costs at the Company's Donaldsonville Nitrogen Complex by approximately $9.5 million in 2003 and $22.1 million in 2004. The Company recorded a net ineffective gain of $338 thousand in 2003 and a net ineffective loss of $259 thousand in 2004. Cash flows related to natural gas hedges are reported as cash flows from operating activities.

        The Company's natural gas requirements typically range from 100 million to 125 million MMBtus annually. At December 31, 2004, derivative contracts were in place to cover approximately 25% of the Company's anticipated natural gas requirements for 2005. These hedge positions extend through December 2005. Open natural gas derivative contracts at December 31, 2003 and 2004 are summarized below. Unrealized gains and losses are reported in other current assets and other current liabilities, respectively.

	December 31, 2003
			December 31, 2004
		Net Unrealized Gain (Thousands)
	Contract MMBtu (Millions)		Contract MMBtu (Millions)	Net Unrealized Loss (Thousands)
Swaps	21.1	$9,864	20.4	$(14,077)
Futures	5.9	3,492	4.4	(4,172)

	27.0	$13,356	24.8	$(18,249)

23.    Stockholders' Equity

        Patronage preferred stock consists of Member investments and patronage issues. In addition, a Base Capital Plan exists which is used to adjust each Member's current investment in CF on an equitable basis over time to correspond with the volume of business transacted by each Member.

        CF also has the following classes of stock authorized, none of which were outstanding at December 31, 2004 or 2003: 7.5% cumulative senior preferred stock, $100 par value, 5,000 shares authorized; and 8% special preferred stock, $100 par value, 500,000 shares authorized.

        Stockholders' equity also includes accumulated other comprehensive income (loss), which consists of the following components:

	Foreign Currency Translation Adjustment	Unrealized Gain (Loss) on Securities	Unrealized Gain (Loss) on Derivatives	Minimum Pension Liability Adjustment	Accumulated Other Comprehensive Income (Loss)
	(in thousands)
Balance at December 31, 2001	$(8,941)	$—	$—	$—	$(8,941)
Net Change	154	(155)	—	(425)	(426)

Balance at December 31, 2002	(8,787)	(155)	—	(425)	(9,367)
Net Change	4,663	155	5,722	425	10,965

Balance at December 31, 2003	(4,124)	—	5,722	—	1,598
Net Change	393	—	(7,844)	(6,503)	(13,954)

Balance at December 31, 2004	$(3,731)	$—	$(2,122)	$(6,503)	$(12,356)

        The unrealized gain or loss on derivatives is related to natural gas hedges. As described in Note 1, these amounts are reclassified into earnings as the product ultimately manufactured with the hedged gas is sold. The $5.7 million balance at December 31, 2003 consists of a gross unrealized gain on open positions of $13.4 million (see Note 22), offset by primarily losses on closed positions of $3.9 million and a deferred income tax effect of $3.8 million. The $2.1 million balance at December 31, 2004 consists of a gross unrealized loss on open positions of $18.2 million (see Note 22), offset by primarily gains on closed positions of $14.7 million and a deferred income tax effect of $1.4 million. The amount shown as net change in OCI is the net change associated with current period hedging transactions. The amount of reclassification into earnings as a result of the discontinuance of cash flow hedges was zero for both 2003 and 2004. Virtually all of the balance at December 31, 2004 is expected to be reclassified into earnings during 2005.

        The $425 thousand charge in 2002 related to the minimum pension liability adjustment is net of a deferred tax benefit of $283 thousand. The 2002 amounts reversed in 2003. The $6.5 million charge for the minimum pension liability adjustment in 2004 is net of a deferred tax benefit of $4.3 million.

        The $155 thousand charge resulting from the unrealized loss on securities in 2002 is net of a deferred tax benefit of $103 thousand. These amounts reversed in 2003.

24.    Disclosures about Fair Value of Financial Instruments

        The estimated fair value of the Company's significant financial instruments not discussed elsewhere is described below. All financial instruments are held or issued for purposes other than trading.

Cash Equivalents and Short-Term Investments

        The carrying values of cash equivalents and short-term investments approximate fair value because of the short maturities and the highly liquid nature of these investments.

Investments in Unconsolidated Subsidiaries

        The carrying values of the Company's investments in CF Martin Sulphur, L.P. and Big Bend Transfer Co., L.L.C. approximate fair value.

Notes Payable

        The carrying value of notes payable approximates fair value because they bear interest at market rates.

Long-Term Debt

        The fair value of the Company's long-term debt is estimated based on current rates available to the Company for debt of similar remaining maturities. The estimated fair values of long-term debt at December 31, 2003 and 2004 are $300.6 million and $296.7 million, respectively. The rates used to determine these amounts are not necessarily indicative of rates that the Company could obtain in a current market transaction.

25.    Litigation and Contingencies

        The Company from time to time is subject to ordinary, routine legal proceedings related to the usual conduct of its business. The Company also is involved in proceedings regarding public utility and transportation rates, environmental matters, taxes and permits relating to the operations of its various plants and facilities. The Company believes that the ultimate outcome of these matters will not have a material adverse effect on the Company's consolidated financial position or results of operations.

26.    Other Financial Statement Data

        The following provides additional information relating to cash flow activities:

	Years Ended December 31,
	2002	2003	2004
	(in thousands)
Cash paid (received) during the year for:
Interest	$23,048	$24,424	$24,122
Income taxes—net of refunds	(1,480)	888	8,717

27.    Reclassification

        Certain items in the prior year's consolidated financial statements have been reclassified to conform to the current year's presentation and certain items previously presented in the current year's consolidated financial statements have been reclassified.

        On the consolidated balance sheet, the Company's investments in auction rate securities have been reclassified from cash and cash equivalents to short-term investments. On the consolidated cash flow statement, corresponding adjustments have been made to reflect the gross purchases and gross sales and maturities of these securities as investing activities rather than a component of the change in cash and cash equivalents. These reclassifications had no impact on previously reported net income or cash flow from operations.

28.    Segment Disclosures

        The Company is organized and managed internally based on two segments, which are differentiated primarily by their products, the markets they serve and the regulatory environments in which they operate. The two segments are the nitrogen and phosphate fertilizer businesses.

        Segment data for sales, cost of sales, gross margin, depreciation, depletion and amortization, capital expenditures, and assets for 2002, 2003, and 2004 are as follows. Other sales, costs and gross margin represent the Company's potash sales that were discontinued in 2003. Other assets, capital expenditures and depreciation include amounts attributable to the corporate headquarters and unallocated corporate assets.

	Nitrogen	Phosphate	Other	Consolidated
	(in thousands)
Year ended December 31, 2002
Net sales
Anhydrous ammonia	$228,684	$—	$—	$228,684
Granular urea	320,651	—	—	320,651
UAN solutions	178,912	—	—	178,912
DAP	—	227,718	—	227,718
MAP	—	45,321	—	45,321
Other	2,113	8,809	1,863	12,785

	730,360	281,848	1,863	1,014,071
Cost of sales	711,134	273,363	1,798	986,295

Gross margin	$19,226	$8,485	$65	$27,776
Depreciation, depletion and amortization	$72,641	$34,932	$898	$108,471
Capital expenditures	15,139	10,466	698	26,303
December 31, 2002
(unaudited)
Assets	$546,851	$446,630	$310,051	$1,303,532
	Nitrogen	Phosphate	Other	Consolidated
	(in thousands)
Year ended December 31, 2003
Net sales
Anhydrous ammonia	$347,390	$—	$—	$347,390
Granular urea	443,192	—	—	443,192
UAN solutions	265,225	—	—	265,225
DAP	—	264,437	—	264,437
MAP	—	43,290	—	43,290
Other	2,439	2,071	1,871	6,381

	1,058,246	309,798	1,871	1,369,915
Cost of sales	999,677	334,053	1,778	1,335,508

Gross margin	$58,569	$(24,255)	$93	$34,407
Depreciation, depletion and amortization	$69,866	$33,974	$1,174	$105,014
Capital expenditures	14,207	13,711	766	28,684
December 31, 2003
Assets	$558,101	$417,625	$429,153	$1,404,879

	Nitrogen	Phosphate	Other	Consolidated
	(in thousands)
Year ended December 31, 2004
Net sales
Anhydrous ammonia	$399,486	$—	$—	$399,486
Granular urea	515,927	—	—	515,927
UAN solutions	354,077	—	—	354,077
DAP	—	305,273	—	305,273
MAP	—	71,452	—	71,452
Other	4,395	42	—	4,437

	1,273,885	376,767	—	1,650,652
Cost of sales	1,080,086	354,459	—	1,434,545

Gross margin	$193,799	$22,308	$—	$216,107
Depreciation, depletion and amortization	$71,412	$35,071	$2,159	$108,642
Capital expenditures	13,847	16,175	3,687	33,709
December 31, 2004
Assets	$530,604	$414,419	$601,948	$1,546,971

        Enterprise-wide data by geographic region is as follows:

	Year Ended December 31
	2002	2003	2004
	(in thousands)
Sales by geographic region
Nitrogen
U.S.	$650,678	$927,437	$1,115,007
Canada	77,816	130,809	158,878
Export	1,866	—	—

	730,360	1,058,246	1,273,885

Phosphate
U.S.	238,743	274,973	230,778
Canada	10,841	10,515	13,756
Export	32,264	24,310	132,233

	281,848	309,798	376,767

Potash	1,863	1,871	—

Consolidated	$1,014,071	$1,369,915	$1,650,652

	December 31,
	2002	2003	2004
	(in thousands)
Property, plant and equipment—net by geographic region
U.S.	$742,865	$673,789	$613,838
Canada	34,450	34,907	31,757

Consolidated	$777,315	$708,696	$645,595

        Data regarding major customers the sales to which represent at least ten percent of the Company's consolidated revenues are as follows:

	Year Ended December 31
	2002	2003	2004
	(in thousands)
Sales by major customer
Agriliance, LLC	$448,843	$559,745	$481,784
GROWMARK, Inc.	172,088	202,905	206,775
Others	393,140	607,265	962,093

Consolidated	$1,014,071	$1,369,915	$1,650,652

        Sales to each major customer are generated from both the nitrogen and phosphate business segments.

29.    Quarterly Data—Unaudited

        The following tables present the Company's unaudited quarterly results of operations for the eight quarters ended December 31, 2004. This quarterly information has been prepared on the same basis as the audited consolidated financial statements and, in the opinion of management, reflects all adjustments necessary for the fair representation of the information for the periods presented. This data should be read in conjunction with the audited financial statements and related disclosures. Operating results for any quarter apply to that quarter only and are not necessarily indicative of results for any future period.

	Three Months Ended,
	March 31		June 30		September 30		December 31
2003 Quarterly Results of Operations	As Previously Reported	Restated (a)	As Previously Reported	Restated (a)	As Previously Reported	Restated (a)	As Previously Reported	Restated (a)
	(in thousands)
Net sales	$229,583	$229,583	$404,998	$404,998	$313,626	$313,626	$421,708	$421,708
Cost of sales	234,984	236,254	403,709	408,286	295,822	304,469	400,993	386,499

Gross margin	(5,401)	(6,671)	1,289	(3,288)	17,804	9,157	20,715	35,209
Selling, general and administrative	9,438	9,438	9,627	9,627	9,463	9,463	9,927	9,927
Other operating—net	2,937	2,937	2,931	2,931	3,509	3,509	(7,820)	(7,820	)(b)

Operating earnings (loss)	(17,776)	(19,046)	(11,269)	(15,846)	4,832	(3,815)	18,608	33,102
Interest—net	4,722	4,722	5,455	5,455	5,564	5,564	5,869	5,869
Minority interest	795	795	(1,147)	(1,147)	3,361	3,361	3,022	3,022
Other non-operating—net	(208)	(208)	30	30	(871)	(871)	373	373

Earnings (loss) before income taxes	(23,085)	(24,355)	(15,607)	(20,184)	(3,222)	(11,869)	9,344	23,838
Income tax expense (benefit)	(8,931)	(9,422)	(6,038)	(7,809)	(1,246)	(4,591)	3,615	9,222
Equity in earnings of unconsolidated subsidiaries	414	414	549	549	345	345	279	279

Net earnings (loss)	$(13,740)	$(14,519)	$(9,020)	$(11,826)	$(1,631)	$(6,933)	$6,008	$14,895

	Three Months Ended,
	March 31		June 30		September 30		December 31
2004 Quarterly Results of Operations	As Previously Reported	Restated (a)	As Previously Reported	Restated (a)	As Previously Reported	Restated (a)	As Previously Reported	Restated (a)
	(in thousands)
Net sales	$324,664	$324,664	$520,701	$520,701	$326,694	$326,694	$478,593	$478,593
Cost of sales	291,081	288,802	450,567	455,671	272,889	282,781	420,008	407,291

Gross margin	33,583	35,862	70,134	65,030	53,805	43,913	58,585	71,302
Selling, general and administrative	10,188	10,188	10,114	10,114	9,864	9,864	11,664	11,664
Other operating—net	2,143	2,143	2,892	2,892	1,721	1,721	18,287	18,287 (c)

Operating earnings	21,252	23,531	57,128	52,024	42,220	32,328	28,634	41,351
Interest—net	4,810	4,810	5,020	5,020	3,993	3,993	2,972	2,972
Minority interest	5,141	5,141	4,566	4,566	5,403	5,403	8,035	8,035
Impairment of investments in unconsolidated subsidiaries	—	—	—	—	—	—	1,050	1,050
Other non-operating—net	—	—	(537)	(537)	(149)	(149)	(92)	(92)

Earnings before income taxes	11,301	13,580	48,079	42,975	32,973	23,081	16,669	29,386
Income tax expense	4,292	5,157	18,257	16,320	12,521	8,764	6,330	11,159
Equity in earnings (loss) of unconsolidated subsidiaries	146	146	91	91	(14)	(14)	(113)	(113)

Net earnings	$7,155	$8,569	$29,913	$26,746	$20,438	$14,303	$10,226	$18,114

(a)
The unaudited consolidated quarterly results of operations have been restated to correct an error in previously reported earnings due to an improper elimination of intercompany balances which occurred in consolidating the Company's variable interest entity, Canadian Fertilizers Limited. The restatement affected interim quarters only; there was no impact on results of operations for the year ended December 31, as the consolidation had been done correctly on a year-to-date basis at December 31.

(b)
The decrease in other operating costs in the fourth quarter of 2003 related to a $10.5 million change in estimate related to Bartow phosphogypsum stack and cooling pond closure costs (see notes 4 and 7).

(c)
The increase in other operating costs in the fourth quarter of 2004 related primarily to asset retirement obligations, environmental costs and litigation costs recognized in the fourth quarter of 2004 (see Note 4).

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS

	Six Months Ended June 30,
	2004	2005
	(unaudited) (in thousands)
Net sales	$845,365	$1,085,985
Cost of sales	744,473	935,075

Gross margin	100,892	150,910
Selling, general and administrative	20,302	25,270
Other operating—net	5,035	2,891

Operating earnings	75,555	122,749
Interest expense	11,820	10,531
Interest income	(1,990)	(7,683)
Minority interest	9,707	12,365
Other non-operating—net	(537)	(336)

Earnings before income taxes	56,555	107,872
Income tax provision	21,477	42,757
Equity in earnings of unconsolidated subsidiaries	237	35

Net earnings	$35,315	$65,150

See Accompanying Notes to Unaudited Consolidated Financial Statements.

UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	Six Months Ended June 30,
	2004	2005
	(unaudited) (in thousands)
Net earnings	$35,315	$65,150
Other comprehensive income (loss):
Foreign currency translation adjustment—no tax effect	(933)	(290)
Unrealized gain (loss) on hedging derivatives—net of taxes	(4,304)	888

	(5,237)	598

Comprehensive income	$30,078	$65,748

See Accompanying Notes to Unaudited Consolidated Financial Statements.

UNAUDITED CONSOLIDATED BALANCE SHEETS

	December 31, 2004	June 30, 2005
		(unaudited)
	(in thousands)
Assets
Current assets:
Cash and cash equivalents	$50,003	$79,436
Short-term investments	369,290	430,894
Accounts receivable	41,510	88,209
Income taxes receivable	1,764	3,685
Inventories	233,547	141,386
Deferred income taxes	33,501	27,452
Other	59,182	21,284

Total current assets	788,797	792,346
Investments in unconsolidated subsidiaries	18,666	18,723
Property, plant and equipment—net	645,595	626,000
Deferred income taxes	74,909	46,884
Goodwill	1,327	1,327
Other assets	17,677	15,531

Total assets	$1,546,971	$1,500,811

Liabilities and Stockholders' Equity
Current liabilities:
Accounts payable and accrued expenses	$169,237	$152,390
Customer advances	211,501	129,984
Distributions payable to minority interest	5,631	5,550
Current portion of long-term debt	19,917	19,917
Other	18,517	2,857

Total current liabilities	424,803	310,698

Noncurrent liabilities:
Notes payable	4,071	4,013
Long-term debt	234,833	226,375
Other	83,203	81,810

Total noncurrent liabilities	322,107	312,198

Minority interest	12,772	24,878

Stockholders' equity:
Patronage preferred stock—$100 par value, 10,000,000 shares authorized, 7,343,018 shares outstanding	734,302	734,302
Common stock—$1,000 par value, 100 shares authorized, 8 shares outstanding	8	8
Paid-in capital	5,555	5,555
Retained earnings	59,780	124,930
Accumulated other comprehensive loss	(12,356)	(11,758)

Total stockholders' equity	787,289	853,037

Total liabilities and stockholders' equity	$1,546,971	$1,500,811

See Accompanying Notes to Unaudited Consolidated Financial Statements.

UNAUDITED CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY

	Six Months Ended June 30, 2005
	Patronage Preferred Stock	Common Stock	Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
	(unaudited) (in thousands)
Balance at December 31, 2004	$734,302	$8	$5,555	$59,780	$(12,356)	$787,289
Add (deduct):
Net earnings	—	—	—	65,150	—	65,150
Other comprehensive income	—	—	—	—	598	598

Balance at June 30, 2005	$734,302	$8	$5,555	$124,930	$(11,758)	$853,037

See Accompanying Notes to Unaudited Consolidated Financial Statements.

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Six Months Ended June 30,
	2004	2005
	(unaudited) (in thousands)
Operating Activities:
Net earnings	$35,315	$65,150
Adjustments to reconcile net earnings to net cash provided by (used in) operating activities
Minority interest	9,707	12,365
Depreciation, depletion and amortization	53,562	53,207
Deferred income taxes	21,628	33,455
Equity in earnings of unconsolidated subsidiaries	(388)	(57)
Changes in:
Accounts receivable	17,668	(48,757)
Margin deposits	13,530	21,858
Inventories	46,158	91,936
Accounts payable and accrued expenses	(6,143)	(16,477)
Customer advances—net	(133,912)	(81,517)
Other—net	(1,977)	1,839

Net cash provided by operating activities	55,148	133,002

Investing Activities:
Additions to property, plant and equipment—net	(12,923)	(33,244)
Purchases of short-term investments	(318,698)	(320,708)
Sales and maturities of short-term investments	248,449	259,104
Distributions from unconsolidated subsidiaries	1,200	—

Net cash used in investing activities	(81,972)	(94,848)

Financing Activities:
Payments on long-term debt	(8,458)	(8,458)
Other—net	(35)	—

Net cash used in financing activities	(8,493)	(8,458)

Effect of Exchange Rate Changes on Cash and Cash Equivalents	(1,264)	(263)

Increase (decrease) in cash and cash equivalents	(36,581)	29,433
Cash and cash equivalents at beginning of period	77,146	50,003

Cash and cash equivalents at end of period	$40,565	$79,436

See Accompanying Notes to Unaudited Consolidated Financial Statements.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts and disclosures applicable to
June 30, 2004 and 2005 are unaudited)

1. Basis of Presentation

        The accompanying interim financial statements have been prepared on the same basis as the audited consolidated financial statements and, in the opinion of management, reflect all adjustments, consisting only of normal and recurring adjustments, necessary for the fair representation of the information for the periods presented. This data should be read in conjunction with the audited financial statements and related disclosures. Operating results for any period presented apply to that period only and are not necessarily indicative of results for any future period.

        In the Company's December 31, 2004 consolidated balance sheet, certain items have been reclassified to conform to the consolidated balance sheet as of June 30, 2005. In particular, the Company's investments in auction rate securities have been reclassified from cash and cash equivalents to short-term investments.

2. New Accounting Standards

        Following are summaries of recently issued accounting pronouncements which are or may be applicable to the Company's consolidated financial statements.

•
FASB Staff Position (FSP) No. 106-2—Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003. This FSP provides guidance on accounting for the effects of the Medicare Prescription Drug, Improvement and Modernization Act of 2003 for employers who sponsor postretirement health care plans that provide prescription drug benefits, and requires employers to provide certain disclosures regarding the effect of the federal subsidy provided by the Act. The FSP is generally effective for interim or annual periods beginning after June 15, 2004. The adoption of FSP No. 106-2 in 2004 did not impact the Company's consolidated financial statements.

•
FASB Staff Position (FSP) No. 109-1—Application of FASB Statement 109, Accounting for Income Taxes, to the Tax Deduction on Qualified Production Activities Provided by the American Jobs Creation Act of 2004. This FSP clarifies that the tax deduction should be accounted for as a special deduction under Statement of Financial Accounting Standards (SFAS) No. 109 which would reduce tax expense in the periods the deductions are claimed, rather than as a tax rate reduction which would require an adjustment to deferred tax assets and liabilities. The Company's estimated effective income tax rate for 2005 includes the estimated benefit of the special deduction as discussed in the FSP.

•
SFAS No. 151—Inventory Costs. This statement amends Accounting Research Bulletin (ARB) No. 43 to clarify that abnormal amounts of costs such as idle facility expense, freight, handling and spoilage are to be recognized as current-period charges, and that the allocation of fixed production overhead to conversion costs is to be based on normal production capacity. The statement is effective for fiscal years beginning after June 15, 2005 and may be early adopted for years beginning after November 2004. The Company does not expect the adoption of SFAS No. 151 to impact its consolidated financial statements.

•
SFAS No. 153—Exchanges of Nonmonetary Assets. This statement amends APB Opinion No. 29 and requires that nonmonetary exchanges be accounted for at fair value, and that a gain or loss be recognized, if the transactions meet a commercial substance criterion and if fair value is determinable. Companies will no longer be permitted to use an exception for similar productive assets to account for nonmonetary exchanges at book value with no gain or loss being recognized. The Company is required to apply the new rules for nonmonetary exchanges occurring after June 15, 2005.

•
FIN No. 47—Accounting for Conditional Asset Retirement Obligations. This interpretation of SFAS No. 143 addresses asset retirement obligations where the timing and (or) method of settlement may be conditional on a future event. It clarifies that the obligation to perform the asset retirement activity is unconditional even though uncertainty exists about the timing and (or) method of settlement, and requires that companies recognize such asset retirement obligations when incurred if the fair value of the liability can be reasonably estimated. FIN No. 47 is effective no later than the end of fiscal years ending after December 15, 2005. The Company has not yet determined the impact of FIN No. 47 on its consolidated financial statements.

•
Emerging Issues Task Force (EITF) Issue No. 04-06—Accounting for Stripping Costs in the Mining Industry. This EITF Issue addresses the accounting for costs incurred during the production phase of mining operations to remove overburden and other materials to access mineral deposits. The EITF agreed that stripping costs incurred during the production phase of mining operations are a variable cost that should be included in the costs of the inventory extracted during the period that the stripping costs are incurred. The Issue is effective for the first reporting period in fiscal years beginning after December 15, 2005. The Company has determined that the Issue will not impact its accounting for mine stripping costs.

•
EITF Issue No. 04-13—Accounting for Purchases and Sales of Inventory with the Same Counterparty. This EITF Issue addresses exchanges of inventory with a counterparty in the same line of business, and examines the conditions under which such transactions should be viewed as a single nonmonetary transaction and whether such transactions should be recognized at fair value or recorded amounts. The EITF did not reach a consensus, and further discussion is expected. The Company plans to monitor developments regarding this issue and will assess the impact as further information becomes available.

•
SFAS No. 154—Accounting Changes and Error Corrections. This statement amends APB Opinion No. 20 and requires retrospective application of most changes in accounting principle unless it is impracticable to do so. Changes in accounting estimates continue to be applied prospectively, and the correction of an error continues to require restatement of previously issued financial statements. The statement is effective for fiscal years beginning after December 15, 2005. The Company will be required to adopt the new rules for the year ended December 31, 2006.

3. Pension and Other Postretirement Benefits

        CF and its subsidiaries maintain noncontributory defined benefit pension plans. As a result of an amendment to CF's U.S. plan effective January 1, 2004, employees who began employment after December 31, 2003 are not eligible to participate in the plan.

        The Company also provides group medical insurance to its retirees. Retirees in the U.S. are eligible to continue until age 65 the same Company subsidized medical coverage provided to active employees. After a participant becomes eligible for Medicare, generally at age 65, the offered coverage is a Medicare supplement and the participant pays the entire cost of the coverage. Retirees in Canada are eligible to continue until age 65 the same Company subsidized coverage in both the provincial health care plan and the supplemental medical plan provided to active employees. At age 65, the Company provided medical coverage ceases.

        Net pension/retiree medical expense included the following components:

	Pension Plans Six Months Ended June 30,		Retiree Medical Six Months Ended June 30,
	2004	2005	2004	2005
	(in thousands)
Service cost for benefits earned during the period	$3,931	$3,329	$508	$591
Interest cost on projected benefit obligation	7,861	6,022	706	904
Expected return on plan assets	(9,556)	(6,907)	—	—
Amortization of transition obligation	(23)	(30)	142	166
Amortization of prior service cost	71	132	—	—
Actuarial loss	70	752	212	243

Net expense	$2,354	$3,298	$1,568	$1,904

        CF's estimated funding contribution to its U.S. pension plan in 2005 is $7.0 million. No funding contributions were made to the U.S. plan during the six months ended June 30, 2005.

        In addition to qualified defined benefit pension plans, the Company also maintains nonqualified supplemental pension plans which are designed to restore participants' benefits under the qualified plans that are reduced by certain limiting provisions of the Internal Revenue Code and a closed plan in which no current employees are eligible to participate. The Company recognized expense for these plans of $185 thousand and $166 thousand for the six months ended June 30, 2004 and 2005, respectively.

4. Inventories

        Inventories consist of the following:

	December 31, 2004	June 30, 2005
	(in thousands)
Fertilizer	$188,291	$96,356
Spare parts, raw materials and supplies	45,256	45,030

	$233,547	$141,386

5. Derivative Financial Instruments

        The Company uses natural gas in the manufacture of its nitrogen fertilizer products. Because natural gas prices are volatile, the Company's Natural Gas Acquisition Policy includes the objective of providing protection against significant adverse natural gas price movements. The Company manages the risk of changes in gas prices through the use of physical gas supply contracts and derivative financial instruments covering periods not exceeding 3 years. The derivative instruments currently used are swaps and futures. These contracts reference primarily NYMEX futures contract prices, which represent fair value at any given time. The contracts are traded in months forward and settlements are scheduled to coincide with anticipated gas purchases during those future periods.

        The Company classifies a derivative financial instrument as a hedge if all of the following conditions are met: 1) the item to be hedged must expose the Company to commodity price risk, 2) it must be probable that the results of the hedge position substantially offset the effects of price changes on the hedged item (i.e., there is a high correlation between the hedge position and changes in market value of the hedged item) and 3) the derivative financial instrument must be designated as a hedge of the item at the inception of the hedge. The Company uses derivative instruments primarily to fix the natural gas price for product sold under its forward pricing program.

        The Company designates, documents and assesses accounting for hedge relationships, which result primarily in cash flow hedges that require the Company to record the derivatives as assets and liabilities at their fair value on the balance sheet with an offset in other comprehensive income (OCI). The gain or loss of an effective cash flow hedge is deferred in OCI until the second month after the hedged natural gas is used to manufacture inventoried products, which approximates the period of inventory turns of upgraded products and the release of the cost of the hedged gas to cost of sales. Ineffective hedge gains and losses are recorded immediately in cost of sales.

        Compared with spot gas prices, hedging activities decreased natural gas costs at the Company's Donaldsonville Nitrogen Complex by approximately $23.3 million for the six months ended June 30, 2004 and increased natural gas costs by approximately $6.7 million for the six months ended June 30, 2005. The ineffective gain recognized was zero for the six months ended June 30, 2004 and was $217 thousand for the six months ended June 30, 2005. Cash flows related to natural gas hedges are reported as cash flows from operating activities.

        The Company's natural gas requirements typically range from 100 million to 125 million MMBtus annually. At June 30, 2005, derivative positions were in place to cover approximately 23% of the Company's anticipated natural gas requirements through March 2006. Open natural gas derivative contracts at December 31, 2004 and June 30, 2005 are summarized below.

	December 31, 2004		June 30, 2005
	Contract MMBtu	Net Unrealized Loss	Contract MMBtu	Net Unrealized Gain (Loss)
	(Millions)	(Thousands)	(Millions)	(Thousands)
Swaps	20.4	$(14,077)	12.0	$1,352
Futures	4.4	(4,172)	4.3	(1)

	24.8	$(18,249)	16.3	$1,351

        Reconciliation of the unrealized gains and losses to amounts reported on the balance sheet at December 31, 2004 and June 30, 2005 are as follows:

	December 31, 2004	June 30, 2005
	(in thousands)	(in thousands)
Open positions:
Unrealized gains in other current assets	$268	$4,208
Unrealized losses in other current liabilities	(18,517)	(2,857)

	(18,249)	1,351
Plus: Closed positions for forward months settled in cash	(1,681)	(270)
Plus: Closed positions from prior months in other current assets	16,134	(2,894)
Less: Ineffective gain (loss) included in earnings	(259)	217

Gross amount in accumulated other comprehensive loss	(3,537)	(2,030)
Less: Deferred income tax effect	(1,415)	(796)

Net amount in accumulated other comprehensive loss	$(2,122)	$(1,234)

6. Other Comprehensive Income

        Stockholders' equity includes accumulated other comprehensive loss, which consists of the following components:

	Foreign Currency Translation Adjustment	Unrealized Gain (Loss) on Derivatives	Minimum Pension Liability Adjustment	Accumulated Other Comprehensive Income (Loss)
	(in thousands)
Balance at December 31, 2004	$(3,731)	$(2,122)	$(6,503)	$(12,356)
Net change	(290)	888	—	598

Balance at June 30, 2005	$(4,021)	$(1,234)	$(6,503)	$(11,758)

        The unrealized gain or loss on derivatives is related to natural gas hedges. As described in Note 5, these amounts are reclassified into earnings as the product ultimately manufactured with the hedged gas is sold. The amount shown as net change in OCI is the net change associated with current period hedging transactions.

7. Litigation and Contingencies

        The Company from time to time is subject to ordinary, routine legal proceedings related to the usual conduct of its business. The Company also is involved in proceedings regarding public utility and transportation rates, environmental matters, taxes and permits relating to the operations of its various plants and facilities. The Company believes that the ultimate outcome of these matters will not have a material adverse effect on the Company's consolidated financial position or results of operations.

8. Segment Disclosures

        The Company is organized and managed internally based on two segments, which are differentiated primarily by their products, the markets they serve and the regulatory environments in which they operate. The two segments are the nitrogen and phosphate fertilizer businesses.

        Segment data for sales, cost of sales and gross margin for the six months ended June 30, 2004 and 2005, and assets at December 31, 2004 and June 30, 2005, are as follows. Other assets include amounts attributable to the corporate headquarters and unallocated corporate assets.

	Nitrogen	Phosphate	Other	Consolidated
	(in thousands)
Operating Results
Six Months Ended June 30, 2004
Net sales
Anhydrous ammonia	$231,509	$—	$—	$231,509
Granular urea	242,806	—	—	242,806
UAN solutions	178,670	—	—	178,670
DAP	—	154,208	—	154,208
MAP	—	34,994	—	34,994
Other	3,137	41	—	3,178

	656,122	189,243	—	845,365
Cost of sales	569,335	175,138	—	744,473

Gross margin	$86,787	$14,105	$—	$100,892
Six Months Ended June 30, 2005
Net sales
Anhydrous ammonia	$274,717	$—	$—	$274,717
Granular urea	345,262	—	—	345,262
UAN solutions	230,321	—	—	230,321
DAP	—	186,527	—	186,527
MAP	—	46,208	—	46,208
Other	2,950	—	—	2,950

	853,250	232,735	—	1,085,985
Cost of sales	718,905	216,170	—	935,075

Gross margin	$134,345	$16,565	$—	$150,910
Assets
December 31, 2004	$530,604	$414,419	$601,948	$1,546,971
June 30, 2005	$411,453	$385,120	$704,238	$1,500,811

9. Income Taxes

        CFL distributes all of its earnings from the sale of fertilizer as patronage dividends to its customers for fertilizer, including the Company. For Canadian income tax purposes CFL is permitted to deduct an amount equal to the patronage dividends it paid to its customers, provided that certain Canadian income tax requirements are met. While CFL is not currently under audit by the Canadian tax authorities, CFL received a preliminary inquiry from the CRA during the second quarter of 2005 which questions whether

CFL's past patronage distributions have met the requirements for full deductibility under Canadian income tax law. The past years that would be affected by this inquiry are 2002, 2003 and 2004. While CFL believes its allocation method complied with applicable law, CFL could be subject to Canadian income tax liabilities (exclusive of interest and penalties) for 2002, 2003 and 2004 of $5.8 million, $7.6 million and $24.7 million, respectively, and additional material Canadian income tax liabilities for future periods if its allocation method were determined to fail to meet the requirements for deductibility under Canadian tax law. The Company has a 66% economic interest in CFL.

10. Subsequent Event

        On July 15, 2005, the Company sold its interest in CF Martin Sulphur, L.P. to the other joint venture partner, an affiliate of Martin Resource Management, for $18.6 million. The transaction does not have a material impact on the Company's consolidated statement of operations, as the selling price approximated the carrying value of the Company's investment in CF Martin Sulphur, L.P. Concurrent with the sale, the Company entered into a multi-year sulfur supply contract with CF Martin Sulphur, L.P.

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TABLE OF CONTENTS
PROSPECTUS SUMMARY
CF Industries Holdings, Inc.
The Offering
Risk Factors
Summary Historical Financial and Operating Data
RISK FACTORS
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
MARKET AND INDUSTRY DATA AND FORECASTS
THE REORGANIZATION TRANSACTION
USE OF PROCEEDS
DIVIDEND POLICY
CAPITALIZATION
DILUTION
SELECTED HISTORICAL FINANCIAL AND OPERATING DATA
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FERTILIZER INDUSTRY OVERVIEW
World Nitrogen Agricultural Fertilizer Consumption
North American Nitrogen Fertilizer Supply/Demand(1)
2004/2005 North American Nitrogen Fertilizer Product Capacities (Thousand Tons)
World Phosphate Agricultural Fertilizer Consumption
World Phosphate Agricultural Fertilizer Consumption
Total U.S. Phosphate Fertilizer Supply/Demand(1)
2004/2005 U.S. Phosphate Fertilizer Capacity (Thousand Tons as P2O5)
BUSINESS
MANAGEMENT
Summary Compensation Table
CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
PRINCIPAL STOCKHOLDERS
DESCRIPTION OF CERTAIN INDEBTEDNESS
DESCRIPTION OF CAPITAL STOCK
SHARES ELIGIBLE FOR FUTURE SALE
MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS FOR NON-U.S. HOLDERS
UNDERWRITERS
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND ADDITIONAL INFORMATION
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
CONSOLIDATED STATEMENTS OF OPERATIONS
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
CONSOLIDATED BALANCE SHEETS
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
CONSOLIDATED STATEMENTS OF CASH FLOWS